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As filed with the Securities and Exchange Commission on March 14, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POLYPORE INTERNATIONAL, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3999 (Primary Standard Industrial Classification Code Number)	43-2049334 (I.R.S. Employer Identification Number)
11430 North Community House Road, Suite 350 Charlotte, NC 28277 (704) 587-8409 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Robert B. Toth
President and Chief Executive Officer
Polypore International, Inc.
11430 North Community House Road, Suite 350
Charlotte, NC 28277
(704) 587-8409
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Cristopher Greer, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Gary L. Sellers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offerings pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be Registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common Stock, par value $0.01 per share	$362,250,000	$11,121.08

(1)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Includes shares that underwriters have an option to purchase solely to cover over-allotments.

(3)
Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $43,712.00 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-1 (No. 333-116236) filed by the Registrant on June 7, 2004, and have been carried forward, of which $11,121.08 is offset against the registration fee due for this offering. No additional registration fee has been paid with respect to this offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated              , 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

                           shares

Common stock

This is an initial public offering of shares of common stock by Polypore International, Inc. Polypore International, Inc. is selling              shares of common stock. The estimated initial public offering price is between $             and $             per share.

Prior to this offering, there has been no public market for our common stock. We intend to list our common stock on the New York Stock Exchange under the symbol PPO.

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to Polypore International, Inc., before expenses	$		$

The selling stockholders named in this prospectus have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of              additional shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on                           , 2007.

JPMorgan

                      , 2007

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders has authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

In this prospectus, the words "Polypore International," "Company," "we," "us" and "our" refer to Polypore International, Inc. together with its subsidiaries, including Polypore, Inc., unless the context indicates otherwise. References to "fiscal year" mean the 52 or 53 week period ending on the Saturday that is closest to December 31. The fiscal years ended December 30, 2006, or "fiscal 2006," and December 31, 2005, or "fiscal 2005," each included 52 weeks. The period from January 4, 2004 through May 1, 2004 included 17 weeks and the period from May 2, 2004 through January 1, 2005 included 35 weeks (together, 52 weeks), or "fiscal 2004." The fiscal year ended January 3, 2004, or "fiscal 2003," included 53 weeks. The fiscal year ended December 28, 2002, or "fiscal 2002," included 52 weeks.

Our U.S. registered trademarks include Accurel®, CELGARD®, DARAK®, Daramic®, DIAPES®, DuraPES®, HEXPET®, Liqui-Cel®, Liqui-Flux®, MicroPES®, OXYPHAN®, OXYPLUS®, PLASMAPHAN®, PUREMA®, and SuperPhobic®. We also own trademarks, or have filed trademark applications to register some of our trademarks, in various countries throughout the world.

i

Prospectus summary

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes included elsewhere herein, before you decide to invest in our common stock. Unless otherwise stated, all figures assume no exercise of the underwriters' overallotment option or any outstanding options to purchase the shares of Polypore International, Inc. References to the "senior secured credit facilities" are to the term loan facility and revolving loan facility of our wholly owned subsidiary, Polypore, Inc.

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. We believe that we are among the top three in terms of market share in products comprising a total of approximately 80% of our fiscal 2006 net sales. The microporous membranes we produce are highly engineered polymeric structures which contain millions of pores per square inch, enabling the management of ions, gases and particles that range in size from the cellular to the nano or molecular level. We believe that membrane performance will increasingly be the key product differentiator in the applications we serve. Our expertise spans multiple membrane configurations, polymers, coatings and process technologies and addresses a wide array of market requirements. We believe our membrane technology platform is one of the broadest in the industries in which we compete. We believe that our differentiated membranes and market-focused organization will enable us to meet increasing end-market performance requirements, grow with our current customers and application base and pursue new, high-value added markets and applications.

Our products and technologies are used in two primary segments, energy storage and separations media. The energy storage segment accounted for approximately 72% of our fiscal 2006 net sales. Primary applications for our membranes in this segment are lithium batteries and lead-acid batteries. Lithium batteries are the power source in a wide variety of electronics applications ranging from laptop computers and mobile phones to power tools, and are emerging in applications such as hybrid electric vehicles (HEVs). Lead-acid batteries are used in transportation and industrial applications. Growth in the energy storage segment is being driven by the increasing demand for mobile power. The separations media segment accounted for approximately 28% of our fiscal 2006 net sales. Primary applications for our membranes and membrane modules in this segment are hemodialysis, blood oxygenation, plasmapheresis and various high-performance microfiltration, ultrafiltration and gasification/degasification applications. Growth in the separations media segment is being driven by increasing demand for membrane-based medical treatments and by increasing needs for purity in end-markets such as water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing.

We serve a diverse set of customers globally with strategically located manufacturing facilities in North America, Europe and Asia. In fiscal 2006, we generated total net sales of $479.7 million and a net loss of $29.6 million. In fiscal 2006, Polypore Inc.'s Adjusted EBITDA, as defined in its senior secured credit facilities, was $139.8 million. See note 1 to "—Summary consolidated financial information" below.

Energy storage

In the energy storage segment, our membrane separators are a critical performance component in lithium and lead-acid batteries, performing the core function of regulating ion exchange, allowing the charge and discharge process to occur between a battery's positive and negative electrodes. These membrane separators require specialized technical engineering and must be manufactured to extremely demanding requirements and specifications including thickness, porosity, mechanical strength and chemical and electrical resistance. While membrane separators in both lithium and lead-acid batteries are among the most highly engineered and critical battery components, they represent a small portion of the battery's overall cost.

Electronics applications.    We develop, manufacture and market a broad line of patented polypropylene and polyethylene monolayer and multilayer membrane separators for lithium batteries. Lithium batteries are used in consumer electronics products such as mobile phones and other handheld devices, laptop computers, MP3 players, cameras and, increasingly, power tools. According to the Institute of Information Technology, unit sales of lithium batteries are expected to experience average annual growth of 10% through 2011. Lithium batteries provide critical performance advantages, relative to alternative battery technologies, such as faster charging rates, improved battery life and higher power density, which results in more compact, lightweight batteries. These advantages create the potential for expansion by lithium batteries into additional electronic appliances and portable consumer devices. Because many new applications are incorporating large-format batteries that require much greater membrane separator volume per battery, we believe that membrane separator growth will exceed battery unit sales growth. For example, large-format lithium batteries are displacing nickel-based batteries in new applications such as consumer power tools and electric bikes and are currently in development for use in HEVs.

Transportation and industrial applications.    We develop, manufacture and market a complete line of high-performance polymer-based membrane separators for lead-acid batteries. Approximately 80% of our lead-acid battery separators are used in batteries for automobiles and other motor vehicles. The remaining approximately 20% are used in industrial battery applications such as forklifts, submarines and uninterruptible power supply systems, which provide backup power for applications such as computers, mobile phone towers and hospitals. We believe that over 80% of lead-acid battery unit sales for motor vehicles are aftermarket batteries. Aftermarket sales are primarily driven by the size of the worldwide vehicle fleet rather than by new motor vehicle sales. According to WardsAuto.com, the worldwide fleet of motor vehicles has increased in 22 of the past 23 years, averaging 3% annual growth, providing us with a growing recurring revenue base. We believe another factor contributing to market growth is the worldwide conversion from alternative separator materials to the higher-performance polyethylene-based membrane separators such as those we produce. Currently, membrane separator market growth is strongest in the Asia Pacific region due, we believe, to increasing per capita penetration of automobiles, growth in the industrial and manufacturing sectors, and a high rate of conversion to polyethylene-based membrane separators. With expanded capacity at our manufacturing facility in Prachinburi, Thailand, a 60% stake in a production facility in Tianjin, China and the establishment of our new Asian Technical Center in Thailand, we believe we are well positioned to benefit from the growth in the Asia Pacific market.

Separations media

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance industrial and specialty filtration applications. These membranes perform the critical function of removing sub-micron particulates from fluids and introducing or removing gases (gasification/degasification) within liquids. Both healthcare and specialty filtration applications require membranes with precisely controlled pore size, structure, distribution and uniformity. We leverage our technologies, processes and capabilities developed to meet the rigorous demands of the healthcare market to serve a wide range of industrial and specialty filtration applications with high performance, differentiated products. Our supply relationships with customers in healthcare and certain filtration applications such as pharmaceutical manufacturing are reinforced by the rigorous testing, clinical studies and/or regulatory approval that our membranes undergo prior to end-product commercialization.

Healthcare applications.    We produce highly engineered membranes for healthcare applications involving complex blood-membrane interactions. These applications include hemodialysis, blood oxygenation and plasmapheresis. Within healthcare, hemodialysis membranes comprise the largest proportion of our sales. Our hemodialysis membranes are the critical functional component of dialyzers, a consumable item used in the treatment of permanent kidney failure, a condition known as end-stage renal disease ("ESRD"). By removing patients' blood toxins, dialyzers perform a filtering function similar to that of a healthy kidney. ESRD patients generally receive three dialysis treatments per week, creating stable and recurring demand for our dialyzer membranes. Growth in demand for dialyzers and dialyzer membranes is driven by several factors, including the aging population in developed countries, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries and the trend in the United States towards single-use rather than multiple-use dialyzers. According to the European Renal Association—European Dialysis and Transplant Association, the number of worldwide ESRD patients has historically grown by approximately 6% per year. We estimate that continued patient population growth combined with conversion to single-use dialyzers and increasing treatment frequency will result in overall annual dialyzer market growth in excess of 6%.

Recently, we successfully commercialized a new synthetic membrane-based product, PUREMA®, which we believe is superior in performance compared to all other synthetic membranes on the market. Dialyzers containing PUREMA® have been classified in the highest level (category 5) of Japan's dialyzer reimbursement rate system, reflecting the efficacy of our PUREMA® membrane. We believe one example of the increasing customer acceptance of PUREMA® is our recent entry into a long-term supply agreement with a medical device company that develops, manufactures and markets proprietary systems for in-home treatment of ESRD and acute kidney failure.

We believe we are also the world's leading developer, manufacturer and marketer of membranes for blood oxygenation and a leading supplier of membranes for plasmapheresis. As a component of heart-lung machines, blood oxygenators temporarily replace the functions of the lungs during on-pump open-heart surgery. The oxygenator contains highly specialized membranes which remove carbon dioxide from the blood while oxygen is diffused into the blood. We estimate that the blood oxygenation market is flat as a result of the use of less invasive alternative heart treatments. However, we believe that the market could grow as the number of patients receiving on-pump open heart surgery increases due to the saturation of alternative heart treatments. In plasmapheresis, plasma is separated from the blood and either retained for the production of therapeutic proteins or filtered and returned to the blood as a treatment for various autoimmune disorders. We believe that the plasmapheresis market is growing and that new treatment methodologies based on blood filtration may lead to additional growth.

Industrial and specialty filtration applications.    We produce a wide range of membranes and membrane-based elements for microfiltration, ultrafiltration and gasification/degasification of liquids, covering a broad range of applications in the filtration market. According to Frost & Sullivan, the U.S. ultrafiltration and microfiltration membrane element market is approximately $1.2 billion and growing in excess of 8.0% annually. Market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications.

We currently serve a variety of these filtration end-markets, including water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing, and are working closely with current and potential customers to develop innovative new products based on our technology and capabilities. We believe that our range of membrane configurations, polymers and process technologies, coupled with our long-standing expertise in membrane development, positions us to serve a wide array of membrane filtration needs.

Examples of our broad product line include:

•
Liqui-Cel® membrane contactors, incorporating hydrophobic hollow fiber membranes originally derived from our blood oxygenation membranes, are used in a wide variety of industries including beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing. In semiconductor manufacturing, Liqui-Cel® membrane contactors have displaced alternative technologies and have become the preferred method for liquid degasification;

•
Our recently introduced Liqui-Flux® membrane modules, based on our proprietary microfiltration and ultrafiltration hollow fiber membranes, are currently used in wine clarification to displace a conventional filtration process based on diatomaceous earth, and have the potential for application in the much larger beer filtration market. Liqui-Flux® membrane modules are also targeted to replace conventional filtration media such as sand filters in potable and process water treatment and desalination prefiltration; and

•
Microfiltration membranes such as Accurel® (polypropylene flat sheet, hollow fiber and tubular) and MicroPES® (polyethersulfone hollow fiber and flat sheet), which are used in applications such as water filtration, industrial wastewater treatment and pharmaceutical processing.

Competitive strengths

Serve end-markets that have attractive growth characteristics

We produce a variety of separation and filtration products for end-markets that have attractive growth characteristics, which in many cases are supported by a growing recurring revenue base.

•
The lithium battery market is expected to grow at 10% annually, driven by strong demand for consumer electronics and by the application of lithium battery technology in new markets such as HEVs. We believe that growth in membrane separator demand will exceed battery growth due to increasing demand for large-format lithium batteries.

•
In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators.

•
The hemodialysis membrane market, which we believe will increase in excess of 6% annually, provides a growing recurring revenue base for our synthetic dialysis membranes.

•
The ultrafiltration and microfiltration membrane element market is expected to grow in excess of 8.0% annually, driven by several factors including the superior performance of membrane filtration and the increasing need for purity in end-markets such as water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing.

Leading market positions

We believe that we are well positioned in each of the markets in which we compete. For example:

•
We believe we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications.

•
We believe we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor. We supply all of the world's major lead-acid battery manufacturers.

•
In the healthcare market, we believe we are the world's leading supplier of blood oxygenation membranes. We believe we are also uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes.

•
In the industrial and specialty filtration market, we believe we are the world leader in membrane gasification and degasification for liquids with our Liqui-Cel® membrane contactors and the world's leading independent supplier of polyethersulfone flat sheet membranes.

We believe that we are among the top three in terms of market share in products comprising a total of approximately 80% of our fiscal 2006 net sales.

Proven innovation through broad product and process technology

We have established our leading market positions through our ability to utilize core technical expertise and broad product and process capabilities to develop customized solutions that meet demanding requirements in specific applications. Over time, we have demonstrated a commitment to innovation, developing technical expertise and a high level of customer service. Our research and development effort is supported by over 100 engineers, scientists, PhDs and other personnel. These personnel work closely with our manufacturing and marketing groups to commercialize innovative products that address market needs. We also maintain technical centers strategically located in Asia, Europe and North America.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, hollow fiber and tubular technology. We are able to draw upon our experiences across multiple end-markets and various membrane technologies to create innovative solutions in new niche applications in addition to our existing markets. For example, our Liqui-Cel® membrane contactor product line, which combines our blood oxygenation membrane technology with patented module design features, provides superior performance to conventional gasification/degasification methods in multiple applications such as semiconductor and flat panel display manufacturing. We believe that our capabilities in product innovation, which combine multiple technologies, a global technical infrastructure and extensive experience in microporous membrane development and manufacturing, are difficult to replicate.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse base of customers worldwide who are among the leaders in their respective industries. Our research and development teams, technical service staff and application development groups work closely with our customers. We often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' exacting manufacturing and end-use specifications. In addition, we are often selected as a customer's exclusive supplier for our microporous membrane products.

Global presence

We manufacture, market and service our products through 11 manufacturing sites and 13 sales and service locations throughout the Americas, Europe and Asia, with sales relatively balanced across these regions. In the energy storage segment, we remain focused on growth in the Asia Pacific region and on driving worldwide improvements in production efficiency. In 2005, we moved lithium battery membrane separator finishing capacity from our Charlotte, North Carolina plant to our Shanghai, China plant to better serve our growing lithium battery customers in Asia. In 2006, we doubled capacity in our Prachinburi, Thailand lead-acid separator facility. In 2007, we completed the acquisition of a 60% stake in a facility in Tianjin, China, which produces membrane separators for lead-acid batteries.

By strategically positioning our manufacturing, sales and marketing and technical service personnel near our customers, we can respond to their needs more effectively, provide a higher level of service, reduce shipping costs and improve delivery and response times. In addition, our global presence enables us to participate in faster growth markets in developing regions of the world.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment, manufacturing techniques and process technologies have been developed over many years with significant intellectual property, know-how and capital investments. Our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market. We continually evaluate projects that will improve or enhance our global manufacturing capabilities.

Strong and experienced management team

Our senior management team has significant experience leading high technology companies, driving growth through development of new applications and technologies and cultivating strong relationships with existing customers. Management has also demonstrated a track record of successfully leading companies larger in size and scope than ours. The team has an average of 20 years of management experience.

Business strategy

We intend to:

•
grow with our current customer and application base by capitalizing on our core capabilities in microporous membranes and modules;

•
leverage existing and developing product and process technologies to pursue new, high value-added markets and applications; and

•
maximize access to key customers and end-markets through strategic relationships and acquisitions.

Risk factors

The competitive strengths that we maintain, the implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under "Risk factors" and "Forward-looking statements" and include, but are not limited to, the following:

•
Because the specialized markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

•
We must continue to invest significant resources in developing innovative products in order to maintain a competitive edge in the highly specialized markets in which we operate.

•
The loss of large volume customers could impact our sales and our profits.

•
Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our revenues and our profits.

•
Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.

•
Our substantial indebtedness could harm our ability to react to changes in our business or to market developments and prevent us from fulfilling our obligations under our indebtedness.

•
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

•
To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

•
The terms of the senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to market changes or to take certain actions.

•
Because a majority of our employees are represented under collective bargaining agreements, any employee slowdowns, strikes or failure to renew our collective bargaining agreements could disrupt our business.

•
We generate most of our sales from manufacturing products that are used in a wide variety of industries and the potential for product liability exposure for our products could be significant.

•
Our operations outside the United States pose risks to our business that are not present with our domestic business.

•
We could incur substantial costs to comply with environmental laws and violations of such laws may increase our costs or require us to change certain business practices.

•
If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

•
Due to the unique products that we produce and the particular industry in which we operate, the loss of our senior management could disrupt our business.

•
We may pursue future acquisitions. If we incur contingent liabilities and expenses or additional debt in connection with future acquisitions or if we cannot effectively integrate newly acquired operations, our business could be disrupted.

•
We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

•
Our operations are vulnerable to interruption or loss due to natural disasters, epidemics, terrorist acts and other events beyond our control, which would adversely affect our business.

Other transactions

In conjunction with this offering, we intend to launch a tender offer for and consent solicitation relating to our 10 1/2% senior discount notes due 2012. We intend to use the net proceeds from this offering to purchase the notes tendered in connection therewith, together with accrued and unpaid interest on such notes, and to pay transaction expenses. See "Description of indebtedness—Polypore International, Inc.'s 10 1/2% senior discount notes due 2012."

We also intend to refinance Polypore, Inc.'s senior secured credit facilities concurrent with this offering. See "Description of indebtedness—Polypore, Inc.'s senior secured credit facilities." The refinancing is not a condition to the offering, and there is no assurance that we will complete the refinancing.

Corporate information

Polypore International, Inc. is a Delaware corporation. Our principal executive offices are located at 11430 North Community House Road, Suite 350, Charlotte, NC 28277 and our telephone number is (704) 587-8409. Our website address is http://www.polypore.net. The information on our website is not incorporated by reference and is not a part of this prospectus.

The offering

Common stock offered by Polypore International, Inc.:                               shares

Over-allotment option:    Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P., and PP Holding LLC have each granted the underwriters an option for a period of 30 days to purchase up to         ,         and         additional shares of our common stock, respectively, or a total of          additional shares of our common stock on the same terms and conditions set forth on the cover of this prospectus to cover over-allotments, if any.

Common stock outstanding after this offering:                               shares

Use of proceeds

We intend to use the net proceeds from the offering to purchase our 10 1/2% senior discount notes due 2012. We will not receive any proceeds resulting from any exercise by the underwriters of the over-allotment option to purchase additional shares from the selling stockholders. See "Use of proceeds."

Proposed New York Stock Exchange symbol:    PPO

Except as otherwise noted, the outstanding share information in this prospectus excludes:

•
shares of our common stock that we may issue upon the exercise of options that will be outstanding upon consummation of this offering at a weighted average exercise price of $          per share; and

•
shares of our common stock available for further issuance under our option plans.

Except as otherwise noted, the information in this prospectus:

•
assumes an initial public offering price of $             per share, the midpoint of the estimated initial public offering price range;

•
assumes that the underwriters' overallotment option will not be exercised;

•
reflects a              -for-one stock split occurring immediately prior to the closing of this offering; and

•
assumes the filing of our amended and restated certificate of incorporation, which will occur simultaneously with the closing of the offering.

Summary consolidated financial information

The table below presents summary historical consolidated financial data of Polypore International for the years ended December 30, 2006 and December 31, 2005 (Successor), the period from May 2, 2004 through January 1, 2005 (Successor) and the period from January 4, 2004 through May 1, 2004 (Predecessor). The summary historical consolidated financial data have been derived from our audited consolidated financial statements. The summary balance sheet data as of December 30, 2006 is also presented on an as adjusted basis to give effect to this offering and the purchase of our 10 1/2% senior discount notes due 2012 as if they were consummated on December 30, 2006.

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock (the "2004 Transactions"). At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc. with Polypore, Inc. as the surviving corporation.

It is important that you read this information together with "Management's discussion and analysis of financial condition and results of operations," on page 33, and our consolidated financial statements and notes to those consolidated financial statements on page F-1.

	Predecessor	Successor
Statement of operations data (in millions, except per share data):	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006

Net sales	$179.3	$311.1	$432.5	$479.7

Gross profit	69.1	85.2	150.2	164.9
Selling, general and administrative expenses	24.9	50.2	75.5	87.9
Business restructuring	—	13.9	8.7	37.0
In process research and development	—	5.3	—	—
Other	(1.5)	—	—	—

Operating income	45.7	15.8	66.0	40.0
Interest expense, net	6.0	42.1	82.0	92.3
Foreign currency and other	0.5	1.7	(4.4)	3.2
Change in accounting principle related to postemployment benefits	—	—	—	(2.6)
Unrealized (gain) loss on derivative instrument	(1.3)	—	—	—

Income (loss) before income taxes	40.5	(28.0)	(11.6)	(52.9)
Income taxes	13.7	(8.7)	(8.7)	(23.1)
Income (loss) before the cumulative effect of a change in accounting principle	26.8	(19.3)	(2.9)	29.8
Cumulative effect of change in accounting principle, net	—	—	—	0.2

Net income (loss)	26.8	(19.3)	(2.9)	(29.6)
Redeemable preferred stock dividends	(0.4)	—	—	—

Net income (loss) applicable to common stock	$26.4	$(19.3)	$(2.9)	$(29.6)
Net income (loss) per common share—basic and diluted(*)	$170.29	$(112.48)	$(17.16)	$(172.21)

*
These amounts do not give effect to an anticipated stock split in connection with this offering.

	Fiscal year
Balance sheet data (at end of period) (in millions):	2004	2005	2006 Actual	2006 As adjusted

Total assets	$1,490.8	$1,364.6	$1,389.9
Total debt and capital lease obligations, including current portion	1,065.3	1,002.8	1,048.9
Shareholders' equity	105.9	93.3	69.7

	Predecessor	Successor
Other financial data (in millions):	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006

Depreciation and amortization	$15.2	$33.7	$54.1	$60.2
Capital expenditures	5.5	9.9	13.0	24.0
Net cash provided by (used in):
Operating activities	28.9	21.0	64.2	50.0
Investing activities	(3.6)	(877.2)	(13.0)	(23.9)
Financing activities	(7.4)	849.8	(52.8)	(3.0)

	Fiscal year
(in millions)	2005	2006

Polypore, Inc. Adjusted EBITDA(1)	$134.3	$139.8

(1)
As a holding company, we have regularly reported Adjusted EBITDA of Polypore, Inc., our wholly owned subsidiary, in our reports with the SEC because under Polypore, Inc.'s senior secured credit facilities, compliance with minimum interest coverage ratio and maximum leverage ratio covenants is determined based on a calculation of Adjusted EBITDA. See "Description of indebtedness—Polypore, Inc.'s senior secured credit facilities." This information also is used by our management to allocate resources, make strategic decisions and assess executive compensation. Adjusted EBITDA is defined as EBITDA (earnings before interest, taxes, depreciation and amortization) adjusted to exclude items permitted under the senior secured credit facilities. The inability to comply with these covenants could result in a default under Polypore, Inc.'s senior secured credit facilities, which could result in a default under Polypore, Inc.'s senior subordinated notes. Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not take into account certain cash requirements such as interest payments, tax payments, debt service and capital expenditures. Management believes that such non-GAAP information is useful to investors because it provides meaningful information to assess the Company's core operations and perform financial analysis on comparative periods and peer group data. Our calculation of Adjusted EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies.

Adjusted EBITDA of Polypore, Inc., as defined in the credit agreement for the senior secured credit facilities, is calculated as follows (in millions):

	Fiscal year
	2005	2006
Polypore, Inc.:
Net income (loss)	$14.0	$(12.7)
Add/(Subtract):
Depreciation and amortization	54.1	60.2
Interest expense, net	59.9	67.9
Income taxes	(2.1)	(15.5)
Operating lease payments(a)	2.8	0.6
Stock compensation expense from Polypore International(b)	—	0.5
Foreign currency (gain) loss	(3.7)	3.3
Loss on disposal of property, plant, and equipment	0.6	1.3
Environmental expenses(c)	—	1.1
Asset impairment(d)	—	17.5
Business restructuring(e)	8.7	17.5
Other non-cash charges(f)	—	(1.9)

Adjusted EBITDA	$134.3	$139.8

(a)   Represents payments under an operating lease agreement that, at the inception of Polypore, Inc's senior secured credit facilities, we intended to refinance. During the second quarter of 2006, we exercised our early purchase option under the lease agreement and acquired the equipment.

(b)   Represents compensation expense for stock options issued by Polypore International to Polypore, Inc's employees.

(c)    Represents an increase in the existing environmental reserves at our manufacturing facility in Potenza, Italy.

(d)   Represents the non-cash asset impairment recognized in connection with our 2006 restructuring plan.

(e)   Represents business restructuring costs incurred during fiscal 2006 for the 2004, 2005 and 2006 restructuring plans. For the 2006 restructuring plan, the credit agreement limits the add-back of cash charges to Adjusted EBITDA to $15.0 million, which is $2.0 million less than the actual cash costs expected to be incurred.

(f)    Represents the impact of adopting EITF No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) and other non-cash items.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks relating to our business

Because the specialized markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

The markets in which we sell our products are highly competitive. Many of these markets require highly specialized products that are time and cost intensive to design and develop. In addition, innovative products, quality, service, utility, cost and technical support are the primary competitive factors in the separation and filtration membrane industry. While we only compete against a small number of competitors in each of our markets, some of these competitors are much larger companies that have greater financial, technological, manufacturing and marketing resources than we do. Many of these competitors are also better established as suppliers to the markets that we serve. As a result, a reduction in overall demand or increased costs to design and produce our products within these markets would likely further increase competition between us and other producers of membranes. This increased competition could cause us to reduce our prices, which could lower our profit margins and impair our ability to grow our business year after year.

We must continue to invest significant resources in developing innovative products in order to maintain a competitive edge in the highly specialized markets in which we operate.

Our continued success depends, in part, upon our ability to maintain our technological capabilities and to continue to identify, develop and commercialize innovative products for the separation and filtration membrane industry. For example, products for some consumer electronics applications have a short lifecycle and require constant development. If we fail to continue to develop products for those markets or keep pace with technological developments by our competitors generally, we may lose market share which could result in reduced sales and impair our financial condition.

The loss of large volume customers could impact our sales and our profits.

Our products are often sold to a relatively small number of large volume customers. For example, one of our customers, Exide Technologies, represented approximately 13% of our net sales in fiscal 2006. As a result, a decrease in business from, or the loss of, large volume customers such as Exide could impact our sales and our profits.

Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our sales and our profits.

Our future sales and profits will depend to a significant extent upon whether our customers choose in the future to manufacture the separation and filtration membranes used in their products instead of purchasing these components from us. If any of our existing customers choose to vertically integrate the production of their products in such a manner, the loss of sales to these customers could reduce our sales and our profits.

Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.

The primary raw materials we use in the manufacture of most of our products are polyethylene and polypropylene resins, silica, paper and oil. In fiscal 2006, raw materials accounted for approximately 46% of our cost of sales. Although our major customer contracts generally allow us to pass increased costs on to our customers, we may not be able to pass on all raw material price increases to our customers in each case or without delay. The loss of any of our key suppliers could disrupt our business until we secure alternative supply arrangements. Furthermore, any new supply agreement we enter into may not have terms as favorable as those contained in our current supply arrangements.

Our substantial indebtedness could harm our ability to react to changes in our business or to market developments and prevent us from fulfilling our obligations under our indebtedness.

We have incurred a significant amount of indebtedness. As of December 30, 2006, after giving effect to this offering and the application of the proceeds therefrom to purchase our 10 1/2% senior discount notes due 2012, our consolidated indebtedness, including the capital lease obligation, would be approximately $798.1 million. For fiscal 2006, after giving effect to the application of the proceeds from this offering as if it occurred on January 1, 2006, our interest expense would have been $63.2 million.

Our substantial level of current indebtedness, as well as any additional borrowings we may make under the unused portions of the senior secured credit facilities, increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could increase our vulnerability to general economic downturns and adverse competitive and industry conditions by limiting our flexibility to plan for, or to react to, changes in our business and in the industry in which we operate. This limitation could place us at a competitive disadvantage compared to competitors that have less debt and more cash to insulate their operations from market downturns and to finance new business opportunities.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

At December 30, 2006, we had variable rate debt of approximately $369.2 million and we are not a party to any interest rate hedging agreements. As a result, a modest interest rate increase could result in a substantial increase in interest expense. Our earnings may not be sufficient to allow us to meet any such increases in interest rate expense and to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future. However, our business may not generate sufficient cash flow from operations for a variety of reasons, including those mentioned elsewhere in this "Risk factors" section. Without sufficient cash flow, future borrowings may not be available to us under the senior secured credit facilities in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity or capital needs. If we cannot generate sufficient cash to service our debt, we will have to take such actions as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these actions may not be effected on commercially reasonable terms, or at all. In addition, the indenture for the 8 3/4% senior subordinated notes and the credit agreement for the senior secured credit facilities may restrict us from adopting any of these alternatives.

The terms of the senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to market changes or to take certain actions.

The senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. For example, the senior secured credit facilities include covenants restricting, among other things, our ability to incur, assume or permit to exist additional indebtedness or guarantees; engage in mergers, acquisitions and other business combinations; or amend or otherwise alter terms of our indebtedness, including the 8 3/4% senior subordinated notes, and other material agreements. The senior secured credit facilities also include financial covenants, including requirements that we maintain a minimum interest coverage ratio and a maximum leverage ratio.

The indenture related to the 8 3/4% senior subordinated notes also contains numerous negative covenants including, among other things, restrictions on our ability to: incur or guarantee additional debt; issue preferred stock of restricted subsidiaries; pay dividends or make other equity distributions; or purchase or redeem capital stock.

A breach of any of these covenants or the inability to comply with financial covenants could result in a default under the senior secured credit facilities or the 8 3/4% senior subordinated notes. If any such default occurs, the lenders and the holders of the 8 3/4% senior subordinated notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings and to proceed against all collateral granted to them to secure the debt. If collateral (such as available cash) is repossessed by the lenders or holders of the 8 3/4% senior subordinated notes, we will be unable to access the capital and other resources necessary to operate our business, and we could incur immediate and significant losses.

Because a majority of our employees are represented under collective bargaining agreements, any employee slowdowns, strikes or failure to renew our collective bargaining agreements could disrupt our business.

Approximately 59% of our employees are represented under collective bargaining agreements. A majority of those employees are located in Italy, France and Germany and are represented under industry-wide agreements that are subject to national and local government regulations. Many of these collective bargaining agreements must be renewed annually. Labor unions also represent our employees in Owensboro, Kentucky and Corydon, Indiana. The collective bargaining agreement covering the workers at the Owensboro facility expires in April 2008 and the agreement covering workers at the Corydon facility expires in January 2010. We may not be able to maintain constructive relationships with these labor unions. We may not be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. The loss of a substantial number of these employees or a prolonged labor dispute could disrupt our business. Any such disruption could in turn reduce our sales, increase our costs to bring products to market and result in significant losses.

We generate most of our sales from manufacturing products that are used in a wide variety of industries and the potential for product liability exposure for our products could be significant.

We manufacture a wide variety of products that are used in healthcare and consumer applications. Several of these products are used in medical devices that some consumers require in order to sustain their lives. As a result, we may face exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in bodily injury and/or death. In addition, if any of our products are, or are alleged to be, defective, we may be required to make warranty payments or to participate in a recall involving those products.

Consequently, end-users of our products may look to us for contribution when faced with product recalls, product liability or warranty claims. The future costs associated with defending product liability claims or providing product warranties could be material and we may experience material losses in the future as a result. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could substantially reduce our available cash from operations. Reduced cash could in turn reduce our profits or impair our financial condition.

Our operations outside the United States pose risks to our business that are not present with our domestic business.

Our manufacturing facilities in North America accounted for 39% of total net sales for fiscal 2006, with facilities in Europe accounting for 52% and facilities in Asia accounting for 9%. Typically, we sell our products in the currency of the country where the manufacturing facility that produced the products is located. In addition, as part of our growth and acquisition strategy, we may expand our operations in these or other foreign countries. Our foreign operations are, and any future foreign operations will be, subject to certain risks that are unique to doing business in foreign countries. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions. All of these risks could have a negative impact on our ability to deliver products to customers on a competitive and timely basis. This could reduce or impair our sales, profits, cash flows and financial position. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also increase our costs and reduce our profits.

We could incur substantial costs to comply with environmental laws and violations of such laws may increase our costs or require us to change certain business practices.

We use and generate a variety of chemicals and other hazardous by-products in our manufacturing operations. As a result, we are subject to a broad range of federal, state, local and foreign environmental laws and regulations. These environmental laws govern, among other things, air emissions, wastewater discharges and the handling, storage and release of wastes and hazardous substances. Such laws and regulations can be complex and change often. We regularly incur costs to comply with environmental requirements, and such costs could increase significantly with changes in legal requirements or their interpretation or enforcement. Some of our manufacturing facilities have been the subject of actions to enforce environmental requirements. We could incur substantial costs, including clean-up costs, fines and sanctions and third-party property damage or personal injury claims, as a result of violations of environmental laws. Failure to comply with environmental requirements could also result in enforcement actions that materially limit or otherwise affect the operations of the facilities involved.

Under certain environmental laws, a current or previous owner or operator of an environmentally contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property. This liability could result whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials.

Contaminants have been detected at some of our present facilities, principally in connection with historical operations. Investigations and/or clean-ups of these contaminants have been undertaken by us or by former owners of the sites. The costs of investigating and remediating environmental conditions at some of our facilities may be substantial. Although we believe we are entitled to contractual indemnification for a portion of these costs, if we do not receive expected indemnification payments, or if our remediation costs are higher than expected, our exposure to these costs would increase. This exposure could reduce our cash available for operations, consume valuable management time, and reduce our profits or impair our financial condition.

We anticipate additional investigations and clean-ups of onsite contamination under regulatory supervision or voluntarily at some of our sites. In addition, the imposition of more stringent clean-up requirements, the discovery of additional contaminants or the discovery of offsite contamination at or from one or more of our facilities could result in significant additional costs to us.

If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

Our success with our products depends, in part, on our ability to protect our unique technologies and products against competitive pressure and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. We may not receive patents for any of our patent applications and our existing or future patents that we receive or license may not provide competitive advantages for our products. Our competitors may challenge, invalidate or avoid the application of any existing or future patents, trademarks, or other intellectual property rights that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. The loss of protection for our intellectual property could reduce the market value of our products, reduce product sales, and lower our profits or impair our financial condition.

We intend to enforce our intellectual property rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our business.

Due to the unique products that we produce and the particular industry in which we operate, the loss of our senior management could disrupt our business.

Our senior management is important to the success of our business. There is significant competition for executive personnel with unique experience in the separation and filtration membrane industry. As a result of this unique need and the competition for a limited pool of industry-based executive experience, we may not be able to retain our existing senior management. In addition, we may not be able to fill new positions or vacancies created by expansion or turnover or attract additional senior management personnel. All of our executive officers are free to pursue other business opportunities (other than our chief executive officer, who is bound by a non-compete provision of his employment agreement), including those that may compete with us. The loss of any member of our senior management without retaining a suitable replacement (either from inside or outside our existing management team) could disrupt our business.

We may pursue future acquisitions. If we incur contingent liabilities and expenses or additional debt in connection with future acquisitions or if we cannot effectively integrate newly acquired operations, our business could be disrupted.

We may enter into acquisitions in the future. Acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Future acquisitions would likely result in the incurrence of debt and contingent liabilities. Such acquisitions could also increase our interest and amortization expenses as well as periodic impairment charges related to goodwill and other intangible assets. Acquisitions could also result in significant charges relating to integration costs. We may not be able to integrate successfully any business we acquire into our existing business. Any acquired businesses may not be profitable or as profitable as we had expected. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business. This could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays. Such expenses and delays could include difficulties in employing sufficient staff and maintaining operational and management oversight. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs, reduce our profits and ultimately disrupt our business.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

As a result of our acquisitions, our net identifiable intangible assets at December 30, 2006 were approximately 14% of our total assets. Such assets include trademarks and trade names, license agreements and technology acquired in acquisitions. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was approximately 41% of our total assets at December 30, 2006. Both goodwill and identifiable intangible assets increased substantially as a result of the 2004 Transactions. Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition and, under FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142") are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and adverse changes in applicable laws or regulations. These changes include changes that restrict the activities of the acquired business and a variety of other circumstances. The amount of any impairment must be written off. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would reduce our profits for the fiscal period in which the write-off occurs.

Our operations are vulnerable to interruption or loss due to natural disasters, epidemics, terrorist acts and other events beyond our control, which would adversely affect our business.

Our operations may be subject to significant interruption if any of our facilities is damaged or destroyed. For example, certain of our products are manufactured at a single facility location for which we do not maintain a backup manufacturing facility. A natural or other disaster, such as a fire or flood, could significantly disrupt our operations, delay or prevent product manufacture and shipment for the time required to repair, rebuild or replace our manufacturing facilities, which could be lengthy, and result in large expenses to repair or replace the facilities. In addition, concerns about terrorism or an outbreak of epidemic diseases such as avian influenza or severe acute respiratory syndrome, especially in our major markets of North America, Europe and Asia could have a negative effect on travel and our business operations, and result in adverse consequences on our sales and financial performance.

Risks related to this offering

Warburg Pincus controls us and is able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

Affiliates and designees of Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. (collectively, "Warburg Pincus") control us. After the offering, Warburg Pincus will control approximately         % of our outstanding common stock. See "Principal and selling stockholders." This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Upon the completion of the offering, Warburg Pincus will continue to have the right under our stockholders agreement to designate a majority of the members of our board of directors. As a result of this share ownership and representation on the board of directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may be unwilling to proceed unless Warburg Pincus supports the offer. In addition, if the board of directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If the board of directors supports an acquisition of us by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.

You will experience immediate and significant dilution in book value per share.

The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of our outstanding common stock will be immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $                    in the net tangible book value per share of common stock.

We will also have a significant number of outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, you will experience further dilution. Upon consummation of this offering, there will be options to purchase                           shares of our common stock outstanding, none of which will be immediately exercisable.

If a significant number of shares of our common stock is sold into the market following the offering, or if there is the perception that such sales may occur, the market price of our common stock could significantly decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of                           shares of common stock will be outstanding after this offering. Of these, the                           shares offered by this prospectus will be freely tradeable without restriction or further registration unless purchased by our "affiliates" as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act").

Our directors, executive officers and stockholders who own greater than 5% of our outstanding shares of common stock will own approximately             % of our outstanding common stock, or              shares, upon completion of this offering. On the day that is 181 days after completion of this offering, lockup agreements entered into by our directors, executive officers and certain existing stockholders will expire. Such directors, executive officers and stockholders will be able to sell these shares under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

Warburg Pincus has demand registration rights to cause us to file, at our expense, a registration statement under the Securities Act covering the resales of their shares any time after the date that is 181 days after the date on which our initial public offering closes. These shares will represent approximately             % of our outstanding common stock, or                           shares, upon completion of this offering. These shares may also be sold under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

In addition, after this offering, we also intend to register                           shares of common stock for issuance under our stock option plans. Upon the closing of this offering, options to purchase                            shares of common stock will be issued and outstanding, none of which will be immediately vested.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our stockholders consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to             shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately a third of the directors coming up for reelection each year. Having a staggered board could make it more difficult for a third party to acquire us through a proxy contest. A change of control may impact employee benefit arrangements, which could make an acquisition more costly and could prevent it from going forward. For example, our 2006 Stock Option Plan allows for all or a portion of the options granted under the plan to vest upon a change of control. Applicable Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. See "Description of capital stock—Anti-takeover provisions of Delaware law". Finally, upon any change in control the lenders under the senior secured credit facilities would have the right to require us to repay all of our outstanding obligations under the facilities and we would be required to offer to repurchase our outstanding senior subordinated notes.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, our common stock has not been traded on a public market. Although we intend to list our common stock on the NYSE, we cannot assure you that a liquid trading market for the shares will develop. The liquidity of any market for the shares of our common stock will depend on a number of factors, including the number of stockholders of our common stock, our operating performance and financial condition and the market for similar securities. An illiquid market will limit our ability to resell shares of our common stock. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•
actual or anticipated changes in our growth rates or our competitors' growth rates;

•
the public's response to our press releases or other public announcements, including our filings with the SEC;

•
actions of our historical equity investors, including sales of common stock by our directors and executive officers;

•
actions by institutional investors trading in our common stock;

•
any major change in our management team;

•
U.S. and international economic, legal and regulatory factors unrelated to our performance;

•
conditions in the financial markets in general of changes in general economic conditions;

•
our inability to raise additional capital;

•
conditions of our industry generally; and

•
changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a variety of factors, some of which may be outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may be due to a number of factors, including:

•
the timing and volume of sales and shipments of our products during a particular quarter;

•
the timing and success of new product introductions by us or our competitors;

•
seasonal variations in the demand for our products;

•
seasonal variations in the production levels at our European facilities;

•
the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•
changes in our or our competitors' pricing policies or sales terms;

•
our ability to maintain sufficient production volumes for our products;

•
the timing of costs related to the development or acquisition of technologies or businesses;

•
general economic, industry and market conditions and those conditions specific to the microporous membrane industry; and

•
the purchasing and budgeting cycles of our customers.

Because our operating expenses are largely fixed in the short-term, any significant shortfalls in sales in a given quarter may have a direct and material adverse effect on our operating results in that quarter. We believe that our quarterly sales and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We will be exempt from certain corporate governance requirements since we will be considered a "controlled company" within the meaning of the NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

Because Warburg Pincus controls more than 50% of the voting power of our common stock, we will be considered to be a "controlled company" for the purposes of the NYSE listing requirements. Under the NYSE rules, a "controlled company" may elect not to comply with certain NYSE corporate government requirements, including (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee of our board of directors be composed entirely of independent directors and (3) the requirement that the compensation committee of our board of directors be composed entirely of independent directors. Given that Warburg Pincus controls a majority of the voting power of our common stock, we are permitted, and we intend to elect, to opt out of compliance with certain NYSE corporate governance requirements. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test our internal control over financial reporting for fiscal year 2007 and beyond and will require an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls for fiscal year 2008. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls for fiscal year 2007. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for fiscal year 2008 and subsequent years. An independent registered public accounting firm will also be required to test, evaluate and report on the completeness of our assessment for fiscal year 2008. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934 to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting for fiscal year 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the NASD or other regulatory authorities.

Forward-looking statements

This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements, including, in particular, the statements about our plans, objectives, strategies and prospects regarding, among other things, our financial condition, results of operations and business. We have identified some of these forward-looking statements with words like "believe," "may," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements may be contained under the captions entitled "Business," "Risk factors," "Management's discussion and analysis of financial condition and results of operations" as well as our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under the caption below entitled "Risk factors," will be important in determining future results. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the following, among other things:

•
the highly competitive nature of the markets in which we sell our products;

•
the failure to continue to develop innovative products;

•
the loss of our customers;

•
the vertical integration by our customers of the production of our products into their own manufacturing process;

•
increases in prices for raw materials or the loss of key supplier contracts;

•
our substantial indebtedness;

•
interest rate risk related to our variable rate indebtedness;

•
our inability to generate cash;

•
restrictions related to the senior secured credit facilities;

•
employee slowdowns, strikes or similar actions;

•
product liability claims exposure;

•
risks in connection with our operations outside the United States;

•
the incurrence of substantial costs to comply with, or as a result of violations of, or liabilities under environmental laws;

•
the failure to protect our intellectual property;

•
the failure to replace lost senior management;

•
the incurrence of additional debt, contingent liabilities and expenses in connection with future acquisitions;

•
the failure to effectively integrate newly acquired operations;

•
the absence of expected returns from the amount of intangible assets we have recorded; and

•
natural disasters, epidemics, terrorist acts and other events beyond our control.

Because our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update these forward-looking statements or the factors set forth in the caption below entitled "Risk factors" to reflect new information, future events or otherwise, except as may be required under federal securities laws.

Use of proceeds

We estimate that the net proceeds from the sale of the                            shares of common stock that we are offering will be approximately $                            million after deducting the underwriting discount and estimated offering expenses of $                            million and assuming an initial public offering price of $                           per share, the mid-point of the estimated initial public offering price range.

We anticipate using the net proceeds of the offering to purchase our 10 1/2% senior discount notes due 2012. The accreted value of the discount notes at December 30, 2006 was $250.8 million. We plan to use the balance of the net proceeds for working capital and for other general corporate purposes. Pending such uses, the net proceeds of this offering may be invested in short-term, investment-grade, interest bearing accounts. For a description of our senior discount notes, see "Description of indebtedness—Polypore International, Inc.'s 10 1/2% senior discount notes due 2012."

We will not receive any proceeds resulting from any exercise by the underwriters of the over-allotment option to purchase additional shares from the selling stockholders named in this prospectus.

Dividend policy

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. The amounts available to us to pay cash dividends are restricted under our debt agreements. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. Our ability to pay dividends may be limited by future and existing debt agreements, in particular the indenture relating to Polypore, Inc.'s 8 3/4% senior subordinated notes. See "Description of indebtedness."

Capitalization

The following table sets forth our historical cash and cash equivalents and consolidated capitalization as of December 30, 2006 on an actual basis and as adjusted to reflect the sale of       shares of our common stock at an assumed initial public offering price of $              per share, the mid-point of the estimated initial public offering price range, with the net proceeds of such sale applied to purchase our 10 1/2% senior discount notes due 2012. This table should be read in conjunction with the information contained in "Use of proceeds," "Selected historical consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" as well as our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of December 30, 2006 (in millions)	Actual	As adjusted

Cash and cash equivalents	$54.7	$

Debt (including current maturities):
Polypore, Inc.'s senior secured credit facilities(1)	$369.2	$
Polypore, Inc.'s 8 3/4% senior subordinated notes	422.6
Polypore International, Inc.'s 10 1/2% senior discount notes(2)	250.8
Other	0.2

Total debt	$1,042.8	$
Shareholders' equity:
Common stock	—
Paid-in capital	125.5
Retained deficit	(51.8)
Accumulated other comprehensive loss	(4.0)

Total shareholders' equity	69.7

Total capitalization	$1,112.5	$

(1)
We also intend to refinance Polypore, Inc.'s senior secured credit facilities concurrent with this offering. See "Description of Indebtedness—Polypore, Inc.'s senior secured credit facilities." As of December 30, 2006, no amounts were outstanding under Polypore, Inc.'s revolving credit facility.

(2)
We intend to use the net proceeds from this offering to purchase our 10 1/2% senior discount notes due 2012 that are tendered in connection with the tender offer of such notes together with accrued and unpaid interest on such notes, and to pay transaction expenses. See "Use of proceeds."

The table above excludes:

•
shares of our common stock that we may issue upon the exercise of options that will be outstanding upon consummation of this offering at a weighted average exercise price of $        per share;

•
shares of our common stock available for future issuance under our option plans; and

•
shares of our common stock that may be purchased by the underwriters to cover overallotments.

Dilution

Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock after this offering. Our net tangible book deficit, as of December 30, 2006 was $702.6 million, or $            per share. Net tangible book value (deficit) per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of December 30, 2006, divided by the number of shares of our common stock that would have been held by our common stockholders of record immediately before this offering after giving effect to the    for       stock split. After giving effect to the sale of the shares of common stock we propose to offer pursuant to this prospectus and the application of the net proceeds therefrom, and after deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book deficit as of December 30, 2006 would have been $              million, or $        per share. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $        per share to new investors. The dilution to investors in the offering is illustrated in the following table:

Assumed initial public offering price per share		$

Net tangible book deficit per share before the offering	$

Increase per share attributable to cash payments made by new investors	$

Net tangible book deficit per share after this offering		$

Dilution in net tangible book value per share to new investors		$

The following table enumerates the number of shares of common stock issued, the total consideration paid and the average price per share paid by our existing stockholders and by the new investors in this offering assuming the sale by us of        shares of our common stock at an assumed initial offering price of $        per share, the mid-point of the estimated initial public offering price range.

	Shares purchased			Total consideration
Average price per share
	Number	Percentage		Amount	Percentage

Existing stockholders			%	$		%	$
Existing option holders
New investors

Total			%	$		%	$

The information presented in the immediately preceding table assumes the exercise of all stock options outstanding as of the closing of this offering, even though such options will not then be exercisable.

Selected historical consolidated financial data

The following table presents selected historical consolidated financial data of Polypore International for the years ended December 30, 2006 and December 31, 2005 (Successor), the period from May 2, 2004 through January 1, 2005 (Successor), the period from January 4, 2004 through May 1, 2004 (Predecessor), and each of the preceding two years ended January 3, 2004 (Predecessor). The selected historical consolidated financial data have been derived from our audited consolidated financial statements.

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc. with Polypore, Inc. as the surviving corporation.

It is important that you read this information together with "Management's discussion and analysis of financial condition and results of operations," on page 33, and our consolidated financial statements and notes to those consolidated financial statements on page F-1.

	Predecessor			Successor
Statement of operations data (in millions, except share data):	Fiscal year 2002	Fiscal year 2003	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006

Net sales	$345.4	$441.1	$179.3	$311.1	$432.5	$479.7

Gross profit	102.0	155.4	69.1	85.2	150.2	164.9
Selling, general and administrative expenses	48.9	69.7	24.9	50.2	75.5	87.9
Business restructuring	—	—	—	13.9	8.7	37.0
In process research and development	—	—	—	5.3	—	—
Other	—	—	(1.5)	—	—	—

Operating income	53.1	85.7	45.7	15.8	66.0	40.0
Interest expense, net	20.9	21.5	6.0	42.1	82.0	92.3
Foreign currency and other	1.5	2.4	0.5	1.7	(4.4)	3.2
Change in accounting principle related to post-employment benefits	—	—	—	—	—	(2.6)
Unrealized (gain) loss on derivative instrument	2.5	(2.3)	(1.3)	—	—	—

Income (loss) before income taxes	28.2	64.1	40.5	(28.0)	(11.6)	(52.9)
Income taxes	11.4	18.8	13.7	(8.7)	(8.7)	(23.1)

Income (loss) before the cumulative effect of a change in accounting principle	16.8	45.3	26.8	(19.3)	(2.9)	(29.8)
Cumulative effect of change in accounting principle, net	—	—	—	—	—	0.2

Net income (loss)	16.8	45.3	26.8	(19.3)	(2.9)	(29.6)
Redeemable preferred stock dividends	(1.7)	(1.2)	(0.4)	—	—	—
Redemption premium on Class C preferred stock	(2.6)	—	—	—	—	—

Net income (loss) applicable to common stock	$12.5	$44.1	$26.4	$(19.3)	$(2.9)	$(29.6)

Cash dividends declared per common share(1)	$—	$—	$—	$275.29	$—	$—

Net income (loss) per common share—basic(1)	$84.19	$284.06	$170.29	$(112.48)	$(17.16)	$(172.21)
Net income (loss) per common share—diluted(1)	$80.67	$284.06	$170.29	$(112.48)	$(17.16)	$(172.21)
Weighted average shares outstanding:
Basic(1)	148,607	155,086	155,086	171,281	171,421	171,701
Diluted(1)	155,086	155,086	155,086	171,281	171,421	171,701

(1)
These amounts do not give effect to an anticipated stock split in connection with this offering.

	Predecessor		Successor
Balance sheet data (at end of period) (in millions):
	2002	2003	2004	2005	2006

Total assets	$633.1	$730.6	$1,490.8	$1,364.6	$1,389.9
Total debt and capital lease obligations, including current portion	311.0	284.1	1,065.3	1,002.8	1,048.9
Redeemable preferred stock and cumulative dividends payable	15.0	16.2	—	—	—
Shareholders' equity	97.6	189.8	105.9	93.3	69.7

	Predecessor			Successor
Other financial data (in millions):	Fiscal year 2002	Fiscal year 2003	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006

Depreciation and amortization	$30.8	$38.7	$15.2	$33.7	$54.1	$60.2
Capital expenditures	28.8	33.8	5.5	9.9	13.0	24.0
Net cash provided by (used in):
Operating activities	83.5	56.5	28.9	21.0	64.2	50.0
Investing activities	(141.4)	(33.8)	(3.6)	(877.2)	(13.0)	(23.9)
Financing activities	83.0	(28.3)	(7.4)	849.8	(52.8)	(3.0)

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or included elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Please see "Forward-looking statements" for more information. You should review the "Risk factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. We believe that we are among the top three in terms of market share in products comprising a total of approximately 80% of our fiscal 2006 net sales. The microporous membranes we produce are highly engineered polymeric structures which contain millions of pores per square inch, enabling the management of ions, gases and particles that range in size from the cellular to the nano or molecular level. We believe that membrane performance will increasingly be the key product differentiator in the applications we serve. Our expertise spans multiple membrane configurations, polymers, coatings and process technologies and addresses a wide array of market requirements. We believe our membrane technology platform is one of the broadest in the industries in which we compete. We believe that our differentiated membranes and market-focused organization will enable us to meet increasing end-market performance requirements, grow with our current customers and application base and pursue new, high-value added markets and applications.

Our products and technologies are used in two primary segments, energy storage and separations media. The energy storage segment accounted for approximately 72% of our fiscal 2006 net sales. Primary applications for our membranes in this segment are lithium batteries and lead-acid batteries. Lithium batteries are the power source in a wide variety of electronics applications ranging from laptop computers and mobile phones to power tools, and are emerging in applications such as hybrid electric vehicles (HEVs). Lead-acid batteries are used in transportation and industrial applications. Growth in the energy storage segment is being driven by the increasing demand for mobile power. The separations media segment accounted for approximately 28% of our fiscal 2006 net sales. Primary applications for our membranes and membrane modules in this segment are hemodialysis, blood oxygenation, plasmapheresis and various high-performance microfiltration, ultrafiltration and gasification/degasification applications. Growth in the separations media segment is being driven by increasing demand for membrane-based medical treatments and by increasing needs for purity in end-markets such as water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing.

We serve a diverse set of customers globally with strategically located manufacturing facilities in North America, Europe and Asia.

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc. with Polypore, Inc. as the surviving corporation.

Critical accounting policies

Critical accounting policies are those accounting policies that can have a significant impact on the presentation of our financial condition and results of operations, and that require the use of complex and subjective estimates based on past experience and management's judgment. Because of uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies that we believe are critical to the understanding of our operating results and financial condition. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of our board of directors. For additional accounting policies, see Note 2 of the consolidated financial statements included elsewhere in this prospectus.

Allowance for doubtful accounts

Accounts receivable are primarily composed of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts. We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. We charge accounts receivables off against our allowance for doubtful accounts when we deem them to be uncollectible on a specific identification basis. The determination of the amount of the allowance for doubtful accounts is subject to judgment and estimated by management. If circumstances or economic conditions deteriorate, we may need to increase the allowance for doubtful accounts.

Impairment of intangibles and goodwill

Identified intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets not amortized, but are subject to an annual impairment test based on cash flow projections and fair value estimates. The determination of undiscounted cash flows is based on our strategic plans and historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by us in such areas as future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions would increase or decrease the estimated value of future cash flows and recognition of an impairment loss might be required.

Pension and other postretirement benefits

Certain assumptions are used in the calculation of the actuarial valuation of our defined benefit pension plans and other postretirement benefits. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on assets and increases or trends in healthcare costs. If actual results are less favorable than those projected by management, we may be required to recognize additional expense and liabilities.

Environmental matters

In connection with the 2004 Transactions, we identified and accrued for potential environmental contamination at our manufacturing facility in Potenza, Italy. In connection with the acquisition of Membrana GmbH ("Membrana") in 2002, we recorded a reserve for environmental obligations for costs to remediate known environmental issues and operational upgrades as a matter of good manufacturing practices or in order to remain in compliance with local regulations.

We accrue for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. If actual results are less favorable than those projected by management, we may be required to recognize additional expense and liabilities.

We have indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owners of Membrana. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. We have recorded a receivable with regard to the Akzo indemnification agreement. If indemnification claims cannot be enforced against Acordis and Akzo, we may be required to reduce the amount of indemnification receivables recorded.

Results of operations

The information presented below for the pro forma fiscal year 2004 has been derived by combining the statement of operations for the period from January 4, 2004 through May 1, 2004 with the period from May 2, 2004 through January 1, 2005 and applying the pro forma adjustments for the 2004 Transactions. The pro forma results of operations for the fiscal year 2004 include adjustments for depreciation, amortization and interest expense associated with the 2004 Transactions and the related income tax effects of these adjustments. The pro forma results exclude non-recurring costs of $5.3 million for the write-off of in-process research and development costs and $19.0 million for the sale of inventory that was written up in purchase accounting for the 2004 Transactions.

The following table sets forth, for the periods indicated, certain of our historical and pro forma operating data in amount and as a percentage of net sales (in millions):

	Fiscal year
(in millions)	2004(1)	2005	2006

Net sales	$490.4	$432.5	$479.7

Gross profit	176.8	150.2	164.9
Selling, general and administrative expenses	80.2	75.5	87.9
Business restructuring	13.9	8.7	37.0
Other	(1.5)	—	—

Operating income	84.2	66.0	40.0
Interest expense, net	60.9	82.0	92.3
Foreign currency and other	2.1	(4.4)	3.2
Change in accounting principle related to postemployment benefits	—	—	(2.6)

Income (loss) before income taxes and the cumulative effect of a change in accounting principle	21.2	(11.6)	(52.9)
Income taxes	8.0	(8.7)	(23.1)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	0.2

Net income (loss)	$13.2	$(2.9)	$(29.6)

	Fiscal year
(percent)	2004(1)	2005	2006

Net sales	100.0%	100.0%	100.0%

Gross profit	36.1	34.7	34.4
Selling, general and administrative expenses	16.4	17.5	18.3
Business restructuring	2.8	2.0	7.7
Other	(0.3)	—	—

Operating income	17.2	15.2	8.4
Interest expense, net	12.4	19.0	19.2
Foreign currency and other	0.4	(1.0)	0.7
Change in accounting principle related to postemployment benefits	—	—	(0.5)

Income (loss) before income taxes and the cumulative effect of a change in accounting principle	4.4	(2.8)	(11.0)
Income taxes	1.6	(2.0)	(4.8)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	0.0

Net income (loss)	2.8%	(0.8)%	(6.2)%

(1)
Unaudited pro forma financial information as if the 2004 Transactions had occurred on January 4, 2004, the first day of the year ending January 1, 2005.

Fiscal 2006 compared with fiscal 2005

Net sales.    Net sales for fiscal 2006 were $479.7 million, an increase of $47.2 million, or 10.9%, from fiscal 2005. Energy storage net sales for fiscal 2006 were $343.0 million, an increase of $33.6 million, or 10.9%, from fiscal 2005. The increase in energy storage sales was primarily due to higher lead acid and lithium battery separator sales volume, higher average sales prices for lead acid battery separators and the positive impact of dollar/euro exchange rate fluctuations of $0.8 million. Lead-acid separator volume growth of 6.7% was driven by the increasing size of the automotive market, particularly in Asia, and the trend of conversion from alternative separator materials to superior performing polyethylene-based separators. Average selling prices for lead acid battery separators increased 1.6%. This increase was the result of a combination of the global price increase implemented in the fourth quarter of 2005 to offset higher raw material and energy costs, offset by the impact of a change in product mix. The increase in sales volume of 30.5% for lithium battery separators was driven by strong demand for consumer electronic products and expanding applications for lithium ion batteries.

Separations media net sales for fiscal 2006 were $136.7 million, an increase of $13.6 million, or 11.0%, from fiscal 2005 due to higher sales of industrial and specialty filtration products and hemodialysis membranes. The 34.6% growth in sales of industrial and specialty filtration products was due to continued growth in demand for high performance filtration applications. The 4.8% increase in hemodialysis membrane sales was due to a 17.1% increase in sales volumes of synthetic membranes, partially offset by a 10.5% decline in average selling prices. The growth in synthetic membrane sales was due to a significant industry shift in demand from cellulosic to synthetic membranes. The decline in average selling prices was due to a higher portion of sales being made to our larger customers who receive lower average selling prices. In response to the decline in demand for cellulosic membranes, we obtained firm sales commitments from our customers for their future cellulosic membrane needs. During 2006, we produced sufficient quantities of cellulosic membranes to meet our customer needs and ceased production of cellulosic membranes. Remaining sales of cellulosic membranes are expected to be approximately $16.0 million over the next two years, with the majority of these sales occurring in 2007.

Gross Profit.    Gross profit for fiscal 2006 was $164.9 million, an increase of $14.7 million, or 9.8%, from fiscal 2005. Gross profit as a percent of sales decreased to 34.4% in fiscal 2006 from 34.7% in the prior year. For the energy storage segment, gross profit for fiscal 2006 was $132.5 million, an increase of $17.4 million, or 15.1% from fiscal 2005. Energy storage gross profit as a percent of sales increased to 38.6% in fiscal 2006 from 37.2% due to lower production costs per unit as increased production volumes resulted in fixed costs being applied to higher production volumes. Raw material and energy cost increases were largely offset by internal cost saving actions and the global price increase for lead-acid battery separators.

For the separations media segment, gross profit for fiscal 2006 was $32.4 million, a decrease of $2.7 million, or 7.7%, from fiscal 2005. Gross profit in the separations media segment as a percent of sales decreased to 23.7% in fiscal 2006 from 28.5% due to production inefficiencies associated with the exit of cellulosic production, lower average selling prices of hemodialysis membranes and higher energy costs.

Selling, general and administrative expenses.    Selling, general and administrative expenses for fiscal 2006 were $87.9 million, an increase of $12.4 million, or 16.4%, from fiscal 2005. The increase was due primarily to increased costs aimed at driving growth, including personnel costs and the accrual of performance-based incentive compensation plan costs.

Interest expense, net.    Interest expense, net was $92.3 million for fiscal 2006, an increase of $10.3 million from fiscal 2005. The increase in interest expense was attributable to higher interest rates on our variable rate term loans, partially offset by the impact of lower debt balances due to $45.0 million in prepayments on our term loans during 2005. The increase in interest rates on our variable rate debt was driven by increases in the underlying base rates and an increase in our interest rate margin percentage by 75 basis points in connection with the amendment to the credit agreement relating to Polypore, Inc.'s senior secured credit facility in December 2005.

Income taxes, net.    Income taxes as a percentage of income before income taxes for fiscal 2006 was 43.7% as compared to 74.6% for fiscal 2005. The income tax expense recorded in the financial statements fluctuates between years due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income, various changes in estimates of permanent differences and valuation allowances, and the relative size of our consolidated income or loss before income taxes.

Fiscal 2005 compared with pro forma fiscal 2004

Net sales.    Net sales for fiscal 2005 were $432.5 million, a decrease of $57.9 million, or 11.8%, from pro forma fiscal 2004. For the energy storage segment, net sales for fiscal 2005 were $309.4 million, a decrease of $23.5 million, or 7.1%, from pro forma fiscal 2004. Lithium battery separator sales for fiscal 2005 decreased from pro forma 2004 due to lower sales volume and average sales prices. The decline in lithium battery separator volumes was due to unusually strong demand in China that occurred during the first half of 2004. In the second half of 2004 and early 2005, demand in China slowed down and we experienced a decline in ordering patterns. We saw an improvement in lithium battery market conditions, especially in China, beginning late in the first quarter of 2005. We also experienced a decline in lithium separator sales volumes for military applications as the need for armed force troop mobility declined from 2004. Average sales prices declined in 2005 due to increased capacity in the lithium battery separator market and a higher portion of sales to our larger customers, who receive lower average prices. Lead-acid battery separator sales increased slightly from the prior year. The increase was due to a 3.4% increase in sales volume and favorable foreign currency movements, offset somewhat by a 2% decrease in the average selling price of lead-acid batteries due to normal fluctuations in customer and product mix. The positive impact of the dollar/euro exchange rate contributed $1.6 million to the increase in sales. During the fourth quarter of 2005, the Company implemented a global price increase to offset continuing raw material and energy cost increases.

For the separations media segment, net sales for fiscal 2005 were $123.1 million, a decrease of $34.4 million, or 21.8%, from pro forma fiscal 2004. The decrease in separations media sales was due to the loss of a hemodialysis customer during the third quarter of 2004 and a decline in cellulosic membrane demand. Synthetic membrane sales increased slightly from the prior year, as higher sales volumes were offset by lower average selling prices. Sales volumes of synthetic membranes increased 21% as we expanded our customer base and product offerings. The decline in average sales prices was due to a higher portion of sales to our larger customers, who receive lower average prices. Separations media net sales include $1.3 million from the positive impact of the dollar/euro exchange rate.

Gross Profit.    Gross profit for fiscal 2005 was $150.2 million, a decrease of $26.6 million, or 15.0%, from pro forma fiscal 2004. Gross profit as a percent of sales decreased to 34.7% in fiscal 2005 from 36.1% in the prior year. For the energy storage segment, gross profit for fiscal

2005 was $115.1 million, a decrease of $11.4 million, or 9.0%, from pro forma fiscal 2004. Gross profit in the energy storage segment as a percent of sales decreased to 37.2% in fiscal 2005 from 38.0%. The decrease was the result of lower production volumes of lithium separators, a change in product mix and higher depreciation expense. The decrease in production volumes for lithium battery separators resulted in higher production costs per unit as fixed costs were applied to lower production volumes. Raw material and energy cost increases were largely offset by internal cost saving actions.

For the separations media segment, gross profit for fiscal 2005 was $35.1 million, a decrease of $15.2 million, or 30.2%, from pro forma fiscal 2004. Gross profit in the separations media segment as a percent of sales decreased to 28.5% in fiscal 2005 from 31.9%. The decline was due to the decrease in production volumes, resulting in higher production costs per unit as fixed costs were applied to lower production volumes.

Selling, general and administrative expenses.    Selling, general and administrative expenses for fiscal 2005 were $75.5 million, a decrease of $4.7 million, or 5.9%, from pro forma fiscal year 2004. The decrease was due primarily to lower expenses in connection with cost reduction measures.

Interest expense, net.    Interest expense, net was $82.0 million for fiscal 2005, an increase of $21.1 million from pro forma fiscal 2004. The increase in interest expense was attributable to the issuance of the 10 1/2% senior discount notes in October 2004 and the higher interest rates on our variable rate term loans, offset somewhat by the impact of lower debt balances due to the $45.0 million in prepayments on our term loans during 2005. On December 19, 2005, interest rates on our variable rate term loans were increased in connection with an amendment to the credit agreement relating to Polypore, Inc.'s senior secured credit facility.

Income taxes, net.    Income taxes as a percentage of income before income taxes for fiscal 2005 was 74.6%, as compared to the statutory rate of 38.0% for pro forma fiscal 2004. The income tax expense recorded in the financial statements differs from the Federal statutory income tax rate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income and various changes in estimates of permanent differences and valuation allowances. In 2005, the impact of permanent differences on the effective tax rate was exacerbated by the relatively low consolidated income before income taxes.

Business restructuring

For 2006, 2005 and 2004, our results have included business restructuring charges that significantly affected operating results. All restructuring charges, except for the asset impairments, will result in cash outflows which will be funded by cash from operations. The pre-tax components of restructuring activity in 2006 were as follows:

(in millions)	Balance at December 31, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 30, 2006

2006 Restructuring Plan:
Severance and benefit costs	$—	$11.4	$—	$(0.3)	$0.4	$11.5
Asset impairments	—	17.5	(17.5)	—	—	—
Other	—	5.6	—	(0.1)	0.2	5.7

	—	34.5	(17.5)	(0.4)	0.6	17.2
2005 Restructuring Plan:
Severance and benefit costs	1.5	0.6	—	(1.4)	0.2	0.9
Other	—	1.3	—	(1.3)	—	—

	1.5	1.9	—	(2.7)	0.2	0.9
2004 Restructuring Plan:
Severance and benefit costs	4.1	—	—	(3.1)	0.2	1.2
Other	0.3	0.6	—	(0.9)	—	—

	4.4	0.6	—	(4.0)	0.2	1.2

Total	$5.9	$37.0	$(17.5)	$(7.1)	$1.0	$19.3

The pre-tax components of restructuring activity in 2005 were as follows:

(in millions)	Balance at January 1, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 31, 2005

2005 Restructuring Plan:
Severance and benefit costs	$—	$4.9	$—	$(3.2)	$(0.2)	$1.5
Asset disposals and impairments	—	1.3	(1.3)	—	—	—
Other	—	0.7	—	(0.7)	—	—

	—	6.9	(1.3)	(3.9)	(0.2)	1.5
2004 Restructuring Plan:
Severance and benefit costs	14.9	(0.1)	—	(9.7)	(1.0)	4.1
Raw materials	1.3	(0.2)	—	(0.9)	(0.2)	—
Other	—	2.1	—	(1.8)	—	0.3

	16.2	1.8	—	(12.4)	(1.2)	4.4

Total	$16.2	$8.7	$(1.3)	$(16.3)	$(1.4)	$5.9

We expect to make payments against the restructuring reserve of approximately $17.2 million in 2007, with the remaining payments expected to be made in 2008 and 2009.

2006 Restructuring plan.    In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, we decided to exit the production of cellulosic membranes and realign the cost structure of our separations media segment at our Wuppertal, Germany facility. On August 24, 2006, we announced a layoff of 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007. The total cost of the plan is expected to be approximately $17.0 million, consisting of $11.4 million for the employee layoffs and $5.6 million for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. We expect to complete these activities by the end of the second quarter of 2008. The timing, scope and costs of these restructuring measures are subject to change as we proceed with our restructuring plans and further evaluate our business needs and costs. The restructuring charge also included a non-cash impairment charge of $17.5 million for buildings and equipment used in the production of cellulosic hemodialysis membranes. Remaining sales of cellulosic membranes are expected to be approximately $16.0 million over the next two years, with the majority of these sales occurring in 2007.

2005 Restructuring plan.    In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, we transferred certain assets of our energy storage segment from Europe and the United States to our facilities in Thailand and China. The capacity realignment plan included the closure of our facility in Feistritz, Austria, the downsizing of our Norderstedt, Germany facility and the relocation of certain assets from these two plants to our facilities in Prachinburi, Thailand. During 2006, we completed installation and started production with the assets relocated to Thailand. Additionally, finishing equipment from our facility in Charlotte, North Carolina was relocated to our facility in Shanghai, China. The total cost of the realignment plan is expected to be approximately $8.8 million, of which $8.7 million has been recognized through December 30, 2006, and the remaining expenses will be recognized in 2007. In addition to the benefit of realigning capacity with market growth, we expect to realize costs savings, with the full impact expected to be realized in 2007. The timing and scope of these restructuring measures are subject to change as we further evaluate our business needs and costs.

As part of this realignment plan, we announced on June 16, 2005 layoffs of 110 employees at our Feistritz, Austria, Norderstedt, Germany and Charlotte, North Carolina facilities. The total cost of the employee layoffs and ATZ early retirement program is expected to be approximately $5.5 million, of which $5.4 million has been recognized through December 30, 2006, and the remaining expenses will be recognized in 2007.

We recorded a non-cash impairment charge of $1.3 million in the three months ended July 2, 2005 for property, plant and equipment located at the Feistritz, Austria facility that will not be relocated to Prachinburi, Thailand.

We also incurred approximately $2.0 million of disassembly, moving, and legal expenses.

2004 Restructuring plan.    In an effort to manage costs and in response to the decision of a customer to outsource its dialyzer production, we implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs, the relocation of certain research and development operations conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted and other cost reductions.

On September 3, 2004, we announced a layoff of approximately 200 employees at our Wuppertal, Germany facility. We recorded a charge for severance and benefit costs related to the employee layoffs of $13.9 million during the period ended January 1, 2005. In connection with a customer's outsourcing of its dialyzer production, we also recorded a charge for raw materials, a portion of which we were obligated to purchase under an existing purchase commitment, of $1.8 million in cost of goods sold during the period ended January 1, 2005. Finally, we incurred expenses of approximately $2.7 million in connection with the relocation of our research and development operations. All activities and charges relating to the 2004 restructuring plan have been completed as of December 30, 2006.

Foreign Operations

We manufacture our products at 11 strategically located facilities in North America, Europe and Asia. Net sales from the foreign locations were approximately $298.2 million for fiscal 2006, $272.7 million for fiscal 2005 and $289.0 million for pro forma fiscal 2004. Typically, we sell our products in the currency of the country where the manufacturing facility that produces the product is located. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on our business or market opportunities within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Seasonality

Operations at our European production facilities are traditionally subject to shutdowns during the month of August each year for employee vacations. As a result, sales and net income during the third quarter of fiscal 2006 were, and during the third quarter of any fiscal year in the future may be, lower than sales and net income in other quarters during the same fiscal year. In view of the seasonal fluctuations, we believe that comparisons of our operating results for the third quarter of any fiscal year with those of the other quarters during the same fiscal year may be of limited relevance in predicting our future financial performance.

Liquidity and capital resources

The information presented below for pro forma fiscal 2004 has been derived by combining our cash flow activity for the period from January 4, 2004 through May 1, 2004 with the period from May 2, 2004 through January 1, 2005 and applying the pro forma adjustments for the 2004 Transactions.

Cash and cash equivalents increased to $54.7 million at December 30, 2006 from $28.1 million at December 31, 2005, due to cash flow from operations of $50.0 million and the positive impact of exchange rate changes on cash and cash equivalents of $3.6 million, offset by capital expenditures of $24.0 million and debt repayments of $3.4 million.

Operating activities.    Net cash provided by operating activities was $50.0 million in fiscal 2006, as compared to $64.2 million in fiscal 2005. Cash provided by operating activities in fiscal 2006 included net income before non-cash expenses of $60.6 million, offset to some extent by an increase in working capital of $10.7 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased by approximately $7.7 million (excluding the $6.1 million increase due to movements in the dollar/euro exchange rate) due to the increase in sales during the fourth quarter of 2006 as compared to the same period last year. Days sales outstanding decreased by approximately 6% at December 30, 2006 and were impacted by normal fluctuations in the mix of sales by country and customer. Inventories increased approximately $2.7 million (excluding the $4.5 million increase due to movements in the dollar/euro exchange rate) due to the build-up of cellulosic inventories in connection with the shutdown of cellulosic production on December 27, 2006, offset by the decline in lithium inventories that were built up during 2005 in preparation for equipment upgrades that occurred in the first quarter of 2006. Cellulosic inventory will decline as we make final shipments to our customers. Accounts payable and accrued liabilities increased by approximately $20.0 million (excluding the $5.4 million increase due to movements in the dollar/euro exchange rate) primarily due to the 2006 business restructuring plan and performance-based incentive costs.

Net cash provided by operating activities was $64.2 million in fiscal 2005, as compared to $54.9 million in pro forma fiscal 2004. Cash provided by operating activities in fiscal 2005 consisted of net income before non-cash expenses of $65.3 million, offset to some extent by an increase in working capital of $1.1 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased by $10.4 million (excluding the $7.5 million decrease due to the dollar/euro exchange rate) and days sales outstanding decreased 14%, due to the timing of payments from customers and the collection of a receivable in 2005 due from a customer that decided to outsource its dialyzer production in 2004. Inventory increased by $4.3 million (excluding the $5.6 million decrease due to the dollar/euro exchange rate) due primarily to higher production of lithium battery separators in preparation for equipment upgrades in the first quarter of 2006 and production of cellulosic hemodialysis membranes as we began to produce for customer sales commitments. Accounts payable and accrued liabilities decreased by $19.4 million (net of a $3.6 million decrease due to the dollar/euro exchange rate). The decrease is predominantly due to cash payments of $16.3 million made in connection with the 2004 and 2005 business restructurings.

Investing activities.    Capital expenditures were $24.0 million, $13.0 million and $15.4 million in fiscal 2006, fiscal 2005 and pro forma 2004, respectively. We are currently evaluating a number of growth opportunities which could result in higher levels of capital spending in 2007.

Financing activities.    Cash used in financing activities was $3.0 million for fiscal 2006, $52.8 million for fiscal 2005 and $842.4 million for pro forma fiscal 2004. During fiscal 2005, we made optional prepayments totaling $45.0 million on the term loans under the credit agreement for the senior secured credit facilities. After giving effect to the 2005 optional prepayments, the term loans did not require quarterly principal payments until December 29, 2006.

We intend to fund our ongoing operations through cash generated by operations and availability under the credit agreement relating to the senior secured credit facilities. As part of the 2004 Transactions, Polypore, Inc. incurred substantial debt under the credit agreement and from the issuance of the 8 3/4% senior subordinated notes, with interest payments on this indebtedness substantially increasing our liquidity requirements. As of December 30, 2006, Polypore Inc.'s cash interest requirements for the next 12 months are expected to be approximately $67.4 million.

The credit agreement for the senior secured credit facilities is comprised of a $370.0 million term loan ($327.3 million outstanding at December 30, 2006) and a €36.0 million term loan facility ($41.9 million outstanding at December 30, 2006) each due in 2011 and a $90.0 million revolving credit facility due in 2010 (no amounts were outstanding as December 30, 2006). The credit agreement permits Polypore, Inc. to incur additional senior secured debt at the option of participating lenders, subject to the satisfaction of certain conditions.

Borrowings under the credit agreement bear interest at our choice of the Eurodollar rate or adjusted base rate, in each case, plus an applicable margin, subject to adjustment based on a pricing grid. At December 30, 2006, the applicable margin percentage was 2.00% for alternate base rate loans and 3.00% for adjusted LIBO rate loans. At December 30, 2006, the interest rates on our U.S. dollar term loan and Eurodollar term loan facilities were 8.32% and 6.49%, respectively.

The credit agreement requires Polypore, Inc. to meet a minimum interest coverage ratio, a maximum leverage ratio and a maximum capital expenditures limitation. Under the credit agreement, compliance with the minimum interest coverage ratio and maximum leverage ratio tests is determined based on a calculation of Adjusted EBITDA in which certain items are added back to EBITDA.

Adjusted EBITDA for Polypore, Inc., as defined in the credit agreement for the senior secured credit facilities, is calculated as follows (in millions):

	Fiscal Year
(in millions)	2005	2006

Polypore, Inc.:
Net income (loss)	$14.0	$(12.7)
Add/Subtract:
Depreciation and amortization	54.1	60.2
Interest expense, net	59.9	67.9
Income taxes	(2.1)	(15.5)
Operating lease payments(1)	2.8	0.6
Stock compensation expense from Polypore International, Inc.(2)	—	0.5
Foreign currency (gain) loss	(3.7)	3.3
Loss on disposal of property, plant, and equipment	0.6	1.3
Environmental expenses(3)	—	1.1
Asset impairment(4)	—	17.5
Business restructuring(5)	8.7	17.5
Other non-cash charges(6)	—	(1.9)

Adjusted EBITDA	$134.3	$139.8

(1)
Represents payments under an operating lease agreement that, at the inception of Polypore, Inc.'s senior secured credit facilities, we intended to refinance. During the second quarter of 2006, we exercised our early purchase option under the lease agreement and acquired the equipment.

(2)
Represents compensation expense for stock options issued by Polypore International to Polypore, Inc. employees.

(3)
Represents an increase in the existing environmental reserves at our manufacturing facility in Potenza, Italy.

(4)
Represents the non-cash asset impairment recognized in connection with the 2006 restructuring plan.

(5)
Represents business restructuring costs incurred during fiscal 2006 for the 2004, 2005 and 2006 restructuring plans. For the 2006 restructuring plan, the credit agreement limits the add-back of cash charges to Adjusted EBITDA to $15.0 million, which is $2.0 million less than the actual cash costs expected to be incurred.

(6)
Represents the impact of adopting EITF No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) and other non-cash items.

The calculation of the minimum interest coverage ratio for Polypore, Inc. is as follows:

(in millions)	Twelve Months Ended December 30, 2006

Adjusted EBITDA	$139.8
Consolidated interest expense, as defined in the credit agreement	$ 67.9
Actual interest coverage ratio	2.06x
Permitted minimum interest coverage ratio	1.70x

Under the credit agreement for the senior secured credit facilities, Polypore, Inc. is required to maintain a ratio of Adjusted EBITDA to interest expense for any four consecutive fiscal quarters ending during any of the following periods or on any of the following dates of at least the following ratios:

Date or period	Ratio

April 1, 2006 through March 31, 2007	1.70 to 1.00
June 30, 2007	1.75 to 1.00
September 29, 2007 through June 28, 2008	1.90 to 1.00
September 27, 2008 through January 3, 2009	2.00 to 1.00
January 4, 2009 through January 2, 2010	2.75 to 1.00
April 3, 2010 and each fiscal quarter thereafter	3.00 to 1.00

The calculation of the maximum leverage ratio for Polypore, Inc. is as follows:

(in millions)	Twelve Months Ended December 30, 2006

Indebtedness, as defined in the credit agreement	$798.1
Adjusted EBITDA	$139.8
Actual leverage ratio	5.71x
Permitted maximum leverage ratio	6.90x

Under the credit agreement, Polypore, Inc. is required to maintain a ratio of total indebtedness to Adjusted EBITDA at the end of any quarter ending during any of the following periods or on any of the following dates of not more than the following ratios:

Date or period	Ratio

April 1, 2006 through March 31, 2007	6.90 to 1.00
June 30, 2007	6.75 to 1.00
September 29, 2007	6.50 to 1.00
December 29, 2007	6.25 to 1.00
March 29, 2008	6.00 to 1.00
June 28, 2008	5.75 to 1.00
September 27, 2008 through January 3, 2009	5.50 to 1.00
January 4, 2009 through October 3, 2009	4.25 to 1.00
January 2, 2010 and each fiscal quarter thereafter	4.00 to 1.00

In addition, the credit agreement contains certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The facilities also contain certain customary events of defaults, subject to grace periods, as appropriate. We believe that annual capital expenditure limitations imposed by the senior credit facilities will not significantly inhibit us from meeting our ongoing capital expenditure needs.

Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our revolving credit facility and future refinancing of our debt.

Polypore, Inc.'s 8 3/4% senior subordinated notes ($422.6 million outstanding at December 30, 2006) will mature in 2012 and are guaranteed by most of our existing and future domestic restricted subsidiaries, subject to certain exceptions. Except under certain circumstances, the 8 3/4% senior subordinated notes do not require principal payments prior to their maturity in 2012. Interest on the 8 3/4% senior subordinated notes is payable semi-annually in cash. The 8 3/4% senior subordinated notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments.

Our 10 1/2% senior discount notes will mature in 2012 and, except under certain circumstances, such notes do not require principal payments prior to their maturity in 2012. Interest on the 10 1/2% senior discount notes will be payable on April 1 and October 1 of each year, commencing on April 1, 2009 in cash. The 10 1/2% senior discount notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments. Polypore International is the sole obligor of the 10 1/2% senior discount notes and, although, as a holding company, we are dependent on the cash flow (and possibly the assets) of our subsidiaries to meet our debt obligations, our subsidiaries have no obligation under the 10 1/2% senior discount notes.

We believe we have sufficient liquidity to meet our cash requirements over both the short (next twelve months) and long term (in relation to our debt service requirements). In evaluating the sufficiency of our liquidity for both the shorter and longer term, we considered the expected cash flow to be generated by our operations and the available borrowings under the credit agreement for Polypore, Inc.'s senior secured credit facilities compared to our anticipated cash requirements for debt service, working capital (including restructuring payments), cash taxes and capital expenditures as well as funding requirements for long-term liabilities. We anticipate that our operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due for at least the next 12 months. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See "Risk factors."

From time to time, we may explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Contractual obligations

The following table sets forth our contractual obligations at December 30, 2006. Some of the amounts included in this table are based on management's estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other actions. Because these estimates and assumptions are necessarily subjective, the timing and amount of payments under these obligations may vary from those reflected in this table. For more information on these obligations, see the notes to consolidated financial statements included in this prospectus.

	Payment due by period(8)(9)
(in millions)	Total	2007	2008-2009	2010-2011	Thereafter

Long-term debt, including current portion(1)(2)	$ 369.2	$ 3.8	$ 7.6	$357.8	$ —
8 3/4% senior subordinated notes(3)(4)	422.6	—	—	—	422.6
10 1/2% senior discount notes(5)	300.0	—	—	—	300.0
Capital lease obligation(6)	6.7	1.6	3.2	1.9	—
Operating lease obligations(7)	1.7	1.1	0.6	—	—
Business restructuring	19.3	17.2	2.1	—	—

	$1,119.5	$23.7	$13.5	$359.7	$722.6

(1)
Included in long-term debt are amounts owed under our term loan facilities and other debt. The term loan facilities include euro denominated debt held in the U.S. The table assumes that the euro/dollar exchange rate is the rate at December 30, 2006 for all periods presented and that the debt is held to maturity.

(2)
The table does not include accrued interest under the long-term debt. Interest rates under the term loan facilities are, at our option, equal to either an alternate base rate or an adjusted LIBO rate, plus an applicable margin percentage. The applicable margin percentage under the credit agreement is equal to 2.00% for alternate base rate loans or 3.00% for adjusted LIBO rate loans.

(3)
The 8 3/4% senior subordinated notes are due 2012. This senior subordinated debt includes €150.0 million euro denominated debt held in the U.S. The table assumes that the euro/dollar exchange rate is the rate at December 30, 2006 for all periods presented and that the debt is held to maturity.

(4)
The table does not include accrued interest under the 8 3/4% senior subordinated notes. Interest is accrued from the issue date at 8 3/4% and paid semi-annually.

(5)
The 10 1/2% senior discount notes are included in the table at the undiscounted, principal at maturity balance of $300.0 million. Beginning in October 1, 2008, cash interest on the notes will accrue at a rate of 10 1/2% per annum and will be payable semi-annually beginning in April 2009.

(6)
We lease manufacturing equipment under a capital lease agreement. The lease agreement expires in February 2011 and contains an early buyout option that is exercisable in October 2009. The capital lease payments include interest under the capital lease agreement.

(7)
We lease certain equipment and facilities under operating leases. Some lease agreements provide us with the option to renew the lease agreement. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements.

(8)
As discussed in the notes to our consolidated financial statements included elsewhere in this prospectus, we have long-term liabilities for pension, postretirement and postemployment benefits. Our contributions for these benefit plans are not included in the table above since the timing and amount of payments are dependent upon many factors, including when an employee retires or leaves the Company, certain benefit elections by employees, return on plan assets, minimum funding requirements and foreign currency exchange rates. We estimate that contributions to the pension and postretirement plans in 2007 will be $1.4 million.

(9)
As discussed in the notes to the consolidated financial statements included elsewhere in this prospectus, we have environmental obligations and related indemnification receivables. Payments related to these obligations and the related amounts to be indemnified under indemnification agreements are not included in the table above since the timing of payments and indemnifications is not known. We estimate that we will make payments, net of indemnification amounts, of $1.7 million in 2007. Payments against environmental obligations in 2006 were $1.5 million, net of indemnification receipts of $0.7 million. We expect payments for environmental obligations and amounts received under indemnification agreements will occur over the next seven to ten years.

Off balance sheet arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

New accounting standards

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections ("FAS 154"). This statement establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. FAS 154 completely replaces APB Opinion No. 20 and FAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity and the correction of errors. The impact of this standard, if any, will depend upon accounting changes or corrections of errors that may occur in future periods. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On January 1, 2006, we adopted EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) ("EITF 05-5"). The EITF agreed with FASB staff observations that the salary components of Type I and Type II ATZ arrangements (excluding the bonus and additional contributions into the German government pension scheme) should be recognized over the period from the point at which the ATZ period begins until the end of the active service period. Additionally, the portion of the salary that is deferred under a Type II arrangement should be discounted if payment is expected to be deferred for a period longer than one year. In addition, the EITF reached a consensus that the bonus feature and the additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II ATZ arrangement should be accounted for as a postemployment benefit under Statement 112. An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The EITF also concluded that the employer should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. As a result of adopting this consensus, which was treated as a change in accounting estimate effected by a change in accounting principle, we are required to recognize the bonus feature of our ATZ arrangements over the remaining active service period of the employees that have signed ATZ contracts. We had previously accrued for the bonus feature of our ATZ arrangements through purchase accounting in connection with an acquisition in 2002. As a result of the adoption of EITF 05-5, we reduced the accrual for postemployment benefits and recognized $2.6 million in other income. The reduction in the accrual decreased the 2006 net loss by $1.6 million, or $9.51 per share. As a result of adopting EITF 05-5, our loss before income taxes and net loss increased by $1.2 million and $0.8 million, respectively, for the year ended December 30, 2006. Additionally, basic and diluted loss per share increased by $4.53.

On January 1, 2006, we adopted FASB Statement No. 123 (R), Share-Based Payment ("FAS 123(R)") using the modified prospective transition method, which does not require the restatement of prior periods. Prior to adopting FAS 123(R), we accounted for employee share-based compensation using the fair value method under FASB Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123(R) requires forfeitures to be estimated at the time of grant and the estimate should be revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Prior to the adoption of FAS 123(R), we accounted for forfeitures as they occurred as allowed under FAS 123. The change in accounting for forfeitures under FAS 123(R) resulted in a $0.2 million charge, net of applicable income taxes, that was recorded as a cumulative effect of a change in accounting principle. As a result of adopting FAS 123(R), our loss before income taxes and net loss decreased by $0.1 million for the year ended December 30, 2006. Additionally, basic and diluted loss per share decreased by $0.47. The adoption of FAS 123(R) did not have a significant impact on cash flows from operations or financing activities.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertain tax positions. This interpretation allows the tax effects from an uncertain tax position to be recognized in a company's financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48 will have on our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. This requirement will be effective for fiscal years ending after June 15, 2007. SFAS 158 also requires an employer to measure defined benefit plan assets and obligations as of the date of its fiscal year-end, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. We are currently evaluating the impact the adoption of FAS 158 will have on our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as interest rates and foreign exchange fluctuations. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

At December 30, 2006, we had fixed rate debt of approximately $673.6 million and variable rate debt of approximately $369.2 million. The pre-tax earnings and cash flow impact resulting from a 100 basis point increase in interest rates on our variable rate debt, holding other variables constant, would be approximately $3.7 million per year. We currently are not a party to any interest rate hedging arrangements.

Currency risk

Outside of the United States, we maintain assets and operations in Europe and, to a lesser extent, Asia. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into U.S. dollars. As a result, exposure to foreign currency gains and losses exists. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency. Our subsidiaries and affiliates also purchase and sell products and services in various currencies. As a result, we may be exposed to cost increases relative to the local currencies in the markets in which we sell. Because a different percentage of our sales are in a foreign currency than our costs, a change in the relative value of the U.S. dollar could have a disproportionate impact on our sales compared to our costs, which could impact our margins. A portion of our assets are based in our foreign locations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected in other comprehensive income (loss). In connection with the 2004 Transactions, we obtained euro-denominated senior secured and senior subordinated notes that effectively hedge our net investment in foreign subsidiaries. Therefore, foreign currency gains and losses resulting from the translation of the euro-denominated debt is included in accumulated other comprehensive income (loss). Accordingly, our consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency, primarily the euro.

The dollar/euro exchange rates used in our financial statements for the periods ended as set forth below were as follows:

	Fiscal year
	2006	2005	2004

Period end rate	1.3170	1.1797	1.3621
Period average rate	1.2552	1.2567	1.2411

Our strategy for management of currency risk relies primarily on conducting our operations in a country's respective currency and may, from time to time, involve currency derivatives. As of December 30, 2006, we did not have any foreign currency derivatives outstanding.

Business

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The microporous membranes we produce are highly engineered polymeric structures which contain millions of pores per square inch, enabling the management of ions, gases and particles that range in size from the cellular to the nano or molecular level.

Our products and technologies are used in two primary segments, energy storage and separations media. The energy storage segment accounted for approximately 72% of our fiscal 2006 net sales. Primary applications for our membranes in this segment are lithium batteries and lead-acid batteries. Lithium batteries are the power source in a wide variety of electronics applications ranging from laptop computers and mobile phones to power tools, and are emerging in applications such as hybrid electric vehicles (HEVs). Lead-acid batteries are used in transportation and industrial applications. The separations media segment accounted for approximately 28% of our fiscal 2006 net sales. Primary applications for our membranes and membrane modules in this segment are hemodialysis, blood oxygenation, plasmapheresis and various high-performance microfiltration, ultrafiltration and gasification/degasification applications.

Information concerning segments and geographic information appears under "Note 17—Segment Information" in the notes to consolidated financial statements for the year ended December 30, 2006 included elsewhere in this prospectus, which is incorporated herein by reference.

Competitive strengths

Serve end-markets that have attractive growth characteristics

We produce a variety of separation and filtration products for end-markets that have attractive growth characteristics, which in many cases are supported by a growing recurring revenue base.

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The lithium battery market is expected to grow at 10% annually, driven by strong demand for consumer electronics and by the application of lithium battery technology in new markets such as HEVs. We believe that growth in membrane separator demand will exceed battery growth due to increasing demand for large-format lithium batteries.

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In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators.

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The hemodialysis membrane market, which we believe will increase in excess of 6% annually, provides a growing, recurring revenue base for our synthetic dialysis membranes.

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The ultrafiltration and microfiltration membrane element market is expected to grow in excess of 8.0% annually, driven by several factors including the superior performance of membrane filtration and the increasing need for purity in end-markets such as water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing.

Leading market positions

We believe that we are well positioned in each of the markets in which we compete. For example:

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We believe we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications.

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We believe we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor. We supply all of the world's major lead-acid battery manufacturers.

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In the healthcare market, we believe we are the world's leading supplier of blood oxygenation membranes. We believe we are also uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes.

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In the industrial and specialty filtration business, we believe we are the world leader in membrane gasification and degasification for liquids with our Liqui-Cel® membrane contractors and the world's leading independent supplier of polyethersulfone flat sheet membranes.

We believe that we are among the top three in terms of market share in products comprising a total of approximately 80% of our fiscal 2006 net sales.

Proven innovation through broad product and process technology

We have established our leading market positions through our ability to utilize core technical expertise and broad product and process capabilities to develop customized solutions that meet demanding requirements in specific applications. Over time, we have demonstrated a commitment to innovation, developing technical expertise and a high level of customer service. Our research and development effort is supported by over 100 engineers, scientists, PhDs and other personnel. These personnel work closely with our manufacturing and marketing groups to commercialize innovative products that address market needs. We also maintain technical centers strategically located in Asia, Europe and North America.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, hollow fiber, and tubular technology. We are able to draw upon our experiences across multiple end-markets and various membrane technologies to create innovative solutions in new niche applications in addition to our existing markets. For example, our Liqui-Cel® membrane contractor product line, which combines our blood oxygenation membrane technology with patented module design features, provides superior performance to conventional gasification/degasification methods in multiple applications such as semiconductor and flat panel display manufacturing. We believe that our capabilities in product innovation, which combine multiple technologies, a global technical infrastructure and extensive experience in microporous membrane development and manufacturing, are difficult to replicate.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse base of customers worldwide who are among the leaders in their respective industries. Our research and development teams, technical service staff and application development groups work closely with our customers. We often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' exacting manufacturing and end-use specifications. In addition, we are often selected as a customer's exclusive supplier for our microporous membrane products.

Global presence

We manufacture, market and service our products through 11 manufacturing sites and 13 sales and service locations throughout the Americas, Europe and Asia, with sales relatively balanced across these regions. In the energy storage segment, we remain focused on growth in the Asia Pacific region and on driving worldwide improvements in production efficiency. In 2005, we moved lithium battery membrane separator finishing capacity from our Charlotte, North Carolina plant to our Shanghai, China plant to better serve our growing lithium battery customers in Asia. In 2006, we doubled capacity in our Prachinburi, Thailand lead-acid battery membrane separator facility. In 2007, we completed the acquisition of a 60% stake in a facility in Tianjin, China, which produces membrane separators for lead-acid batteries.

By strategically positioning our manufacturing, sales and marketing and technical service personnel near our customers, we can respond to their needs more effectively, provide a higher level of service, reduce shipping costs and improve delivery and response times. In addition, our global presence enables us to participate in faster growth markets in developing regions of the world.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment, manufacturing techniques and process technologies have been developed over many years with significant intellectual property, know-how and capital investments. Our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market. We continually evaluate projects that will improve or enhance our global manufacturing capabilities.

Strong and experienced management team

Our senior management team has significant experience leading high technology companies, driving growth through development of new applications and technologies and cultivating strong relationships with existing customers. Management has also demonstrated a track record of successfully leading companies larger in size and scope than ours. The team has an average of 20 years of management experience.

Business strategy

We intend to:

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grow with our current customer and application base by capitalizing on our core capabilities in microporous membranes and modules;

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leverage existing and developing product and process technologies to pursue new, high value-added markets and applications; and

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maximize access to key customers and end-markets through strategic relationships and acquisitions.

Products and markets

Our business segments are energy storage and separations media. The following table describes our key products and end-markets served:

Segment	Applications	Major brands	End-markets

Energy storage	Lead-acid batteries	DARAK® Daramic®	Transportation and industrial batteries
	Rechargeable and disposable lithium batteries	CELGARD®	Consumer electronics devices such as mobile phones, portable audio/visual devices, laptop computers, PDAs, cameras and power tools
Separations media	Hemodialysis	PUREMA® DIAPES®	Hemodialysis dialyzers which replicate function of healthy kidneys
	Blood oxygenation	CELGARD® HEXPET® OXYPHAN® OXYPLUS®	Heart-lung machine oxygenation unit for open-heart surgical procedures
	Plasmapheresis	MicroPES® PLASMAPHAN®	Blood cell and plasma separation equipment
	Industrial and specialty filtration applications	Liqui-Flux®	Potable water treatment, beverage filtration, and prefiltration for reverse osmosis
		Accurel®	Specialty filtration applications including chemical filtration for microelectronics manufacturing, vent and process air, industrial wastewater treatment, and pharmaceutical processing
		Liqui-Cel®	Liquid gasification/degasification for beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing
		MicroPES® DuraPES®	Specialty filtration applications including ultrapure water, cold sterile filtration of beverages and pharmaceutical processing
		SuperPhobic®	Solvent/ink deaeration for ink jet printers and semiconductor manufacturing

Energy storage

In the energy storage segment, our membrane separators are a critical performance component in lithium and lead-acid batteries, performing the core function of regulating ion exchange, allowing the charge and discharge process to occur between a battery's positive and negative electrodes. These membrane separators require specialized technical engineering and must be manufactured to extremely demanding requirements and specifications including thickness, porosity, mechanical strength and chemical and electrical resistance. For example, membrane pores must be large enough to allow ions to pass through, but small enough to prevent contamination from conductive particles which cause short circuits. During fiscal 2006, fiscal 2005 and pro forma 2004, our energy storage businesses accounted for 72%, 72% and 68% of our net sales, respectively.

Electronics applications.    We develop, manufacture and market a broad line of patented polypropylene and polyethylene monolayer and multilayer membrane separators for lithium batteries. Lithium batteries are used in consumer electronics products such as mobile phones and other handheld devices, laptop computers, MP3 players, cameras and, increasingly, power tools. According to the Institute of Information Technology, unit sales of lithium batteries are expected to experience average annual growth of 10% through 2011. Lithium batteries provide critical performance advantages, relative to alternative battery technologies, such as faster charging rates, improved battery life and higher power density, which results in more compact, lightweight batteries. These advantages create the potential for expansion by lithium batteries into additional electronic appliances and portable consumer devices. Because many new applications are incorporating large-format batteries that require much greater membrane separator volume per battery, we believe that membrane separator growth will exceed battery unit sales growth. For example, large-format lithium batteries are displacing nickel-based batteries in new applications such as consumer power tools and electric bikes and are currently in development for use in HEVs.

We are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications, and have been among the top three since the market's first development in the early 1990s. We believe the top three providers supply approximately 85% of the membrane separator requirements for the global lithium battery market. Major lithium battery manufacturers include Sanyo Electric Company Limited, Matsushita Battery Industrial Company Limited (Panasonic brand), Sony Corporation, Samsung Electronics Co. Ltd., Duracell International Incorporated, BYD Company Limited, Tianjin Lishen Battery Joint Stock Co., Ltd., LG Electronics, Inc. and Saft SA.

Transportation and industrial applications.    We develop, manufacture and market a complete line of high-performance polymer-based membrane separators for lead-acid batteries. Approximately 80% of our lead-acid battery separators are used in batteries for automobiles and other motor vehicles. The remaining approximately 20% are used in industrial battery applications such as forklifts, submarines and uninterruptible power supply systems, which provide backup power for applications such as computers, mobile phone towers and hospitals. We believe that over 80% of lead-acid battery unit sales for motor vehicles are aftermarket batteries. Aftermarket sales are primarily driven by the size of the worldwide vehicle fleet rather than by new motor vehicle sales. According to WardsAuto.com, the worldwide fleet of motor vehicles has increased in 22 of the past 23 years, averaging 3% annual growth, providing us with a growing recurring revenue base. We believe another factor contributing to market growth is the worldwide conversion from alternative separator materials to the higher performance polyethylene-based membrane separators such as those we produce. Currently, membrane separator market growth is strongest in the Asia Pacific region due, we believe, to increasing per capita penetration of automobiles, growth in the industrial and manufacturing sectors, and a high rate of conversion to polyethylene-based membrane separators.

We believe we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor, and the only supplier serving both the automotive and industrial segments. We supply all of the world's major lead-acid battery manufacturers. Major lead-acid battery manufacturers include Exide Technologies, Johnson Controls Inc., East Penn Manufacturing Co., Inc. and Fiamm Group.

Separations media

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance industrial and specialty filtration applications. These membranes perform the critical function of removing sub-micron particulates from fluids and introducing or removing gases (gasification/degasification) within liquids. Both healthcare and specialty filtration applications require membranes with precisely controlled pore size, structure, distribution and uniformity. Our supply relationships with customers in healthcare and certain filtration applications such as pharmaceutical manufacturing are reinforced by the rigorous testing, clinical studies and/or regulatory approval that our membranes undergo prior to end-product commercialization. In some cases, several years of development and qualification are required. During fiscal 2006, fiscal 2005 and pro forma 2004, our separations media business accounted for 28%, 28% and 32% of our sales, respectively.

Hemodialysis.    We develop, manufacture and market a complete line of patented polyethersulfone membranes for the hemodialysis market. Hemodialysis is the artificial process that performs the function of a healthy kidney for patients with permanent kidney failure, a condition known as ESRD. In a healthy person, the kidney carries out certain excretory and endocrine functions, including filtering toxins from the blood and controlling blood pressure. For an ESRD patient on dialysis, the dialyzer membrane performs these critical filtering functions. The membranes consist of thousands of fibers that resemble hollow straws slightly larger than a human hair. These fibers have nanopores in their walls at a density of millions of pores per square inch. The size and distribution of these nanopores are designed to separate harmful toxins from the healthy blood passing through the dialyzer. Growth in demand for dialyzers and dialyzer membranes is driven by several factors, including the aging population in developed countries, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries and the trend in the United States towards single-use rather than multiple-use dialyzers. According to the European Renal Association—European Dialysis and Transplant Association, the number of worldwide ESRD patients has historically grown by approximately 6% per year. We estimate that continued patient population growth combined with conversion to single-use dialyzers and increasing treatment frequency will result in overall annual dialyzer market growth in excess of 6%.

In 2005, we introduced PUREMA®, our next generation synthetic dialysis membrane. We believe that PUREMA® is superior in performance compared to all other synthetic membranes on the market. Dialyzers containing PUREMA® have been classified in the highest level (category 5) of Japan's dialyzer reimbursement rate system, reflecting the efficacy of our PUREMA® membrane. We believe one example of the increasing customer acceptance of PUREMA® is our recent entry into a long-term supply agreement with a medical device company that develops, manufactures and markets proprietary systems for in-home treatment of ESRD and acute kidney failure. We are currently marketing PUREMA®'s performance advantages, such as by co-branding our customers' dialyzers with the PUREMA® logo.

We believe we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes. Major dialyzer manufacturers include

Fresenius Medical Care, Gambro AG, Asahi Medical Corporation, Nipro Corp., and Sorin Group Italia S.r.l.

Blood oxygenation.    We develop, manufacture and market polypropylene and methypentene membranes for the blood oxygenation market. As a component of heart-lung machines, blood oxygenators temporarily replace the functions of the lungs during on-pump open-heart surgery. The oxygenator contains highly specialized membranes which remove carbon dioxide from the blood while oxygen is diffused into the blood. We estimate that the blood oxygenation market is flat as a result of the use of less-invasive alternative heart treatments. However, we believe that the market could grow as the number of patients receiving on-pump open heart surgery increases due to the saturation of alternative heart treatments. Because blood oxygenators are designed to utilize a specific membrane technology and require regulatory approval, an oxygenator manufacturer's relationship with its membrane supplier is vital and switching costs can be substantial. We believe we are the world's leading supplier of membranes for blood oxygenation. Major blood oxygenator producers include Sorin Group S.r.l., Medtronic, Inc., Terumo Medical Corp. and Marquet Cardiopulmonary AG.

Plasmapheresis.    We develop, manufacture and market polypropylene and polyethersulfone membranes for the plasmapheresis market. In plasmapheresis, plasma is separated from the blood and either retained for the production of therapeutic proteins or filtered and returned to the blood as a treatment for various autoimmune disorders. We believe that the plasmapheresis market is growing and that new treatment methodologies based on blood filtration may lead to additional growth. We believe we are a leading supplier of extracorporeal therapeutic plasmapheresis membranes. Major manufacturers of plasmapheresis equipment include Asahi Kasei Corporation, Fresenius Medical Care, Sorin Group Italia S.r.l., Gambro Dialysatoren GmbH, and Kuraray Company, Ltd.

Industrial and specialty filtration applications.    We produce a wide range of membranes and membrane-based elements for microfiltration, ultrafiltration and gasification/degasification of liquids, covering a broad range of applications in the filtration market. According to Frost & Sullivan, the U.S. ultrafiltration and microfiltration membrane element market is approximately $1.2 billion and growing in excess of 8.0% annually. Market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications. We currently serve a variety of filtration end-markets, including water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing, and we are working closely with current and potential customers to develop innovative new products based on our technology and capabilities.

The following are descriptions of certain of our industrial and specialty filtration products:

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MicroPES® and DuraPES® are patented sulphonated polyethersulfone flat sheet microfiltration membranes with very high flow rates, broad chemical resistance and low protein binding, properties which are attractive to end-users who desire minimal absorption of their product. This membrane is primarily used in specialty filtration applications such as ultrapure water, cold sterile filtration of beverages, ultrapure chemicals for the electronics industry and pharmaceutical processing.

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Accurel® is a polypropylene membrane, available in flat sheet, hollow fiber, and tubular configurations, which can be used in a wide range of pH conditions. This membrane is an economical choice for many applications compared to certain higher priced products, and is primarily used for specialty filtration applications including ultrapure chemicals for the electronics industry, vent and process air, industrial wastewater treatment, and pharmaceutical processing.

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Liqui-Flux® membrane modules, based on our hollow fiber, polypropylene microfiltration and patented polyethersulfone ultrafiltration membranes, are used for potable water filtration, beverage processing, and prefiltration for reverse osmosis systems.

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Liqui-Cel® membrane contactors incorporate hydrophobic hollow fiber membranes into patented module designs and are used in a wide variety of industries including beverage processing, pharmaceutical, semiconductor and flat panel display manufacturing and power generation.

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SuperPhobic® membrane contactors are a special type of membrane contactor which can treat liquids that otherwise penetrate the membrane pores of conventional Liqui-Cel® membrane contactors. Typical applications involve the elimination of microbubbles in liquids which, upon occurrence, negatively impact customer production processes, quality and yield. Some applications include the degassing of inks and paper coating solutions and photoemulsion.

We believe that we are the world leader in membrane gasification/degasification for liquids, and that we are uniquely positioned as the leading independent supplier of polyethersulfone flat sheet membranes.

New product development

We have focused our research and development efforts on developing products for new markets based on existing technologies and developing new process technologies to enhance existing businesses and allow entry into new businesses. We spent approximately $13.1 million (3% of our net sales), $12.1 million (3% of our net sales) and $13.6 million (3% of our net sales) in fiscal 2006, fiscal 2005 and pro forma 2004, respectively, on research and development.

Our energy storage research and development is performed at technical centers at our plants in Owensboro, Kentucky; Prachinburi, Thailand; Selestat, France; and Charlotte, North Carolina. Our separations media research and development is performed at technical centers at our plants in Wuppertal, Germany and Charlotte, North Carolina. All of the products that we develop are subject to multiple levels of extensive and rigorous testing. The qualification of membrane separators for use in transportation and industrial applications, for instance, may require one or more years of testing by our staff and battery manufacturers.

Sales and marketing

We sell our products and services to customers in both the domestic and international marketplace. We sell primarily to manufacturers and converters that incorporate our products into their finished goods.

We employ a direct worldwide sales force and utilize approximately 55 experienced people who manage major customer relationships. Many of our sales representatives are engineers or similarly trained technical personnel who have advanced knowledge of our products and the applications for which they are used. Our sales representatives are active in new product development efforts and are strategically located in the major geographic regions in which our products are sold. In certain geographic areas, we use distributors or other agents.

We typically seek to enter into long-term supply contracts with our major customers. These contracts typically describe the volume and selling price and can last up to 10 years. In addition, these contracts reflect our close collaborative relationship with our customers, which is driven by our customers' need to develop new separators and membranes directly with us.

In fiscal 2006, net sales to our top five customers represented approximately 33% of our total net sales. Exide Technologies represented approximately 13% of our net sales in fiscal 2006.

Manufacturing and operations

General

We have manufacturing facilities in the major geographic markets of North America, Europe and Asia. We manufacture our lead-acid battery membrane separators at our facilities in Owensboro, Kentucky; Corydon, Indiana; Selestat, France; Norderstedt, Germany; Potenza, Italy; Prachinburi, Thailand; and Tianjin, China. During 2005, we closed our Feistritz, Austria facility, downsized our Norderstedt, Germany, facility and relocated certain assets from these two plants to our facility in Prachinburi, Thailand. We manufacture our lithium battery membrane separators at our facility in Charlotte, North Carolina, and have a finishing operation at our facility in Shanghai, China. We manufacture our healthcare membranes and industrial and specialty filtration membranes and membrane modules at facilities in Wuppertal, Germany, and Charlotte, North Carolina.

In fiscal 2006, fiscal 2005 and pro forma 2004, we generated sales from customers outside the United States of approximately 81%, 74% and 77%, respectively. We typically sell our products in the currency of the country in which the products are manufactured rather than the local currency of our customers.

Our manufacturing facilities in North America accounted for 39% of total sales for fiscal 2006, with facilities in Europe accounting for 52% and facilities in Asia accounting for 9%. Our foreign operations are, and any future foreign operations will be, subject to certain risks that could materially affect our sales, profits, cash flows and financial position. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also have a material adverse effect on our business, financial condition and results of operations.

Manufacturing processes

All of our manufacturing processes involve an extrusion process. To produce our flat sheet and hollow fiber membranes, we use one of three basic membrane processes that begin with an extrusion step. These include phase separation (thermally-induced, solvent-induced, or reaction-induced), "dry stretch" ("Celgard" process), and composite extrusion/extraction ("Daramic" process) processes. Each process, and its resulting product properties, is well suited to the various membrane requirements for our target markets. To produce Liqui-Cel® membrane contactors and Liqui-Flux® membrane modules, hollow fibers are bonded together into a cartridge form by extruding either a polyolefin resin or using an epoxy or polyurethane adhesive before final assembly into a finished module.

Membrane separators for batteries.    We manufacture Daramic®, our principal lead-acid battery separator used in industrial and automotive applications, using a composite extrusion/extraction process. The process stages are fully automated, although the process requires some handling as material is transferred from stage to stage. Initially, an ultra-high molecular weight polyethylene is mixed with porous silica and oil, which are heated and extruded into a film. The film is passed through an extraction bath to remove the excess oil from the silica pores to create the proper microporosity and film stiffness prior to drying. We manufacture our DARAK® industrial separator using a patented manufacturing process that begins by saturating a polyester fleece with a modified phenolic resin, which is then cross-linked, washed, dried, cured and cut into single pieces in a continuous one-step process. The reaction step produces the final microporous structure.

Similar to our Daramic® product, we begin the manufacture of lithium battery separators with an extrusion step. However, no solvents or other additives are used in conjunction with the polymer at extrusion (hence the "dry" stretch process description). The same "Celgard" process is used for producing patented CELGARD® flat sheet monolayer and trilayer separators. Membrane microporosity is created during a thermal stretching process. Some special coated and non-woven laminate products are also manufactured for specialty battery and other applications.

Hemodialysis, blood oxygenation, plasmapheresis and filtration membranes.    Membranes for hemodialysis, blood oxygenation, plasmapheresis, and filtration are produced using phase separation processes. For these phase separation processes, the polymer spinning solution is prepared by dissolving the polymer in a solvent prior to extrusion. A porous membrane is formed by separating the solvent and polymer phases using temperature (thermally-induced), or a "non-solvent" (solvent-induced), then the solvent phase is extracted and the porous polymer membrane is dried. For the blood oxygenation market and certain filtration markets, hollow fiber and flat sheet membranes are also produced using our "dry stretch" ("Celgard") process. We rely on the molecular behavior of semi-crystalline polymers (polyolefins) to create the microporous structure. By controlling the extrusion process under which the film or fiber is formed, we create a crystalline structure that allows the formation of microvoids in a subsequent stretching step. Although we use different equipment for the flat sheet and fiber products, the operating conditions of temperature, stress, and line speed are similar for both.

After extrusion, our products can be stored or immediately processed on annealing and stretching lines that create the final porous form.

Competition

Our markets are highly competitive. Our primary competitors in the market for membrane separators used in transportation and industrial batteries are Entek International LLC ("Entek") in North America and Europe and Nippon Sheet Glass Co., Ltd. in Japan. In addition, we have a number of smaller competitors in South Korea, Indonesia, China, and North America. In the market for membrane separators used in lithium batteries, we compete with Asahi Kasei Corporation, Tonen Corporation (a subsidiary of ExxonMobil) and Ube Industries Limited. In addition, we have a number of smaller competitors elsewhere in Asia. For membranes used in dialysis, we compete primarily with Fresenius Medical Care, Gambro AG, Asahi Medical Corporation and Toyobo Co. Ltd. In the blood oxygenation market, we compete primarily with Terumo Medical Corp., and in plasmapheresis our competitors are Asahi Kasei Corporation and Fresenius Medical Care. The industrial and specialty filtration segment competes across multiple markets and applications; principal competitors include Pall Corporation, Millipore Corporation, Koch Membrane Systems (a division of Koch Industries), Norit B.V., and Dainippon Ink and Chemicals, Inc. Product innovation and performance, quality, service, utility and cost are the primary competitive factors, with technical support being highly valued by the largest customers. We believe that we are well positioned in our end-markets for the reasons set forth under "—Competitive Strengths" above.

Raw materials

We employ a global purchasing strategy to achieve pricing leverage on our purchases of major raw materials. The major polyethylene and polypropylene resins we use are very specialized petroleum-based products that are less affected by commodity pricing cycles than other petroleum-based products. In the event of future price increases for these major raw materials, we believe that we will generally be able to pass these increases on to our customers. The primary raw materials we use to manufacture most of our products are polyethylene and polypropylene resins, silica, paper, and oil. Our major supplier of polyethylene resins is Ticona LLC and our major suppliers of polypropylene resins are Total Petrochemicals USA, Inc., Performance Polymers, Inc. and Bamberger Polymers, Inc. Our major suppliers of silica are PPG Industries, Inc., Degussa A.G. and United Silica (Siam), Ltd., while our major suppliers of oil are Calumet Lubricants, Shell Chemical LP and Shell Company of Thailand (subsidiaries of Royal Dutch/Shell) and ExxonMobil Lubricants (a subsidiary of Exxon Mobil).

We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on us because other manufacturers with whom we conduct business or have conducted business in the past would be able to fulfill our requirements. However, the loss of one of our key suppliers could, in the short term, adversely affect our business until we secure alternative supply arrangements. In addition, we cannot assure you that any new supply arrangements we enter will have terms as favorable as those contained in current supply arrangements. We have never experienced any significant disruptions in supply as a result of shortages in raw materials.

Seasonality

Operations at our European production facilities are traditionally subject to shutdowns during the month of August each year for employee vacations. As a result, net income during the third quarter of fiscal 2006 was, and during the third quarter of any fiscal year in the future may be, lower than net income in other quarters during the same fiscal year. In view of the seasonal fluctuations, we believe that comparisons of our operating results for the third quarter of any fiscal year with those of the other quarters during the same fiscal year may be of limited relevance in predicting our future financial performance.

Employees

At December 30, 2006, we had approximately 1,800 employees worldwide. Hourly employees at seven of our 10 facilities are unionized and account for approximately 59% of our total employees. These facilities were unionized prior to our ownership; no facility has been unionized under our ownership. We have historically had good relationships with our unions, with no occurrences of any work stoppages. The following summarizes those employees represented by unions as of December 30, 2006:

Location	Number of unionized employees	% of total	Date of contract renegotiation
Corydon, Indiana	83	81	January 2010
Obernberg, Germany	17	74	Annual
Owensboro, Kentucky	167	68	April 2008
Potenza, Italy	137	100	Annual
Selestat, France	137	77	Annual
Wuppertal, Germany	471	92	Annual
Norderstedt, Germany	49	82	Annual

Total	1,061

Environmental matters

We are subject to a broad range of federal, state, local and foreign environmental laws and regulations which govern, among other things, air emissions, wastewater discharges and the handling, storage disposal and release of wastes and hazardous substances. It is our policy to comply with applicable environmental requirements at all of our facilities. We are also subject to laws, such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. From time to time, we have identified environmental compliance issues at our facilities. For more information, see "Legal proceedings" below.

We have conducted some cleanup of on-site releases at some facilities and we will be conducting additional cleanups of on-site contamination at other facilities under regulatory supervision or voluntarily. Costs for such work and related measures (such as eliminating sources of contamination) could be substantial, particularly at our Wuppertal, Germany and Potenza, Italy facilities. We have established reserves for environmental liabilities of approximately $28.0 million as of December 30, 2006. However, we do not anticipate that the remediation activities will disrupt operations at our facilities or have a material adverse effect on our business, financial condition or results of operations. In addition, we have asserted claims under an indemnity from Akzo, the prior owners of Membrana, that is expected to provide indemnification of a substantial percentage of anticipated environmental costs at Wuppertal. The amount receivable under the indemnification agreement at December 30, 2006 was $18.7 million. To date we have not had any significant disagreement with Akzo over its environmental indemnity obligations to us.

Intellectual property rights

We consider our patents, patent licenses and trademarks, in the aggregate, to be important to our business and seek to protect this proprietary know-how in part through United States and foreign patent and trademark registrations. Certain of our patents are also important individually. In addition, we maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection.

Properties

Our corporate headquarters are located in leased office space in Charlotte, North Carolina. Our manufacturing facilities are strategically located to serve our customers globally:

Location(1)(5)	Floor area (sq. ft.)	Business segment	Certification
Owensboro, Kentucky	256,000	Energy Storage	ISO 14001, ISO 9001
Corydon, Indiana	161,000	Energy Storage	ISO 14001, ISO 9001
Selestat, France	110,000	Energy Storage	ISO 14001, ISO 9001
Norderstedt, Germany	124,000	Energy Storage	ISO 14001, ISO 9001
Potenza, Italy	143,000	Energy Storage	ISO 14001, ISO 9001
Prachinburi, Thailand	42,000	Energy Storage	ISO 14001, ISO 9001
Charlotte, North Carolina	142,000	Energy Storage and Separations Media	ISO 14001, ISO 9001
Shanghai, China(2)	29,000	Energy Storage	ISO 14001, ISO 9001
Wuppertal, Germany(3)	1,503,000	Separations Media	—
Obernberg, Germany(2)	23,000	Separations Media	ISO 9001
Tianjin, China(4)	47,000	Energy Storage	—

(1)
Excludes leased sales offices in Shanghai, China; Tokyo, Japan; Seoul, Korea; and Sao Paulo, Brazil.

(2)
Polypore owns the equipment and leases the facility.

(3)
Excludes approximately 633,000 square feet for portions of the facility that will no longer be used subsequent to the shutdown of cellulosic production during 2006.

(4)
In February 2007, we completed the acquisition of a 60% share in this facility.

(5)
The domestic facilities serve as collateral under the senior secured credit facilities.

Between the existing capacity at the facilities listed in the table above, planned productivity gains and planned capital expenditures for fiscal 2007, we believe we will have sufficient capacity available to meet our needs for fiscal 2007.

Legal proceedings

As part of an internal self-audit of our Corydon, Indiana and Owensboro, Kentucky facilities, we recently identified instances of potential non-compliance with its environmental operating permits at these facilities. We self-reported these issues to the proper state and federal agencies and are taking steps to resolve these issues. Although the agencies have the authority and discretion to issue substantial fines that could be material, based upon management's analysis of facts and circumstances, in consideration of recent cases addressed by the agencies involved, and based upon advice from third-party advisors, we do not believe that the maximum penalty will be assessed and that penalties, if any, resulting from this matter will not have a material adverse effect on our business, financial condition or results of operations.

We received a Finding of Violation, dated March 28, 2005 from the EPA alleging a noncompliance with the Title V Air Operating Permit at our Corydon, Indiana facility relating to the control of fugitive emissions at the facility. We recorded a reserve in 2005 for our best estimate of potential penalties. During the three months ended April 1, 2006, we finalized an agreement with the EPA that was consistent with our original estimate. We have completed the work required under the agreement, and are awaiting the EPA's final resolution of the matter.

Recent corporate history

Polypore International is a Delaware corporation. On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc. with Polypore, Inc. as the surviving corporation.

Management

Executive officers and directors

The following table sets forth certain information concerning our executive officers and directors as of December 30, 2006:

Name	Age	Position

Robert B. Toth	46	President, Chief Executive Officer and Director
Lynn Amos	41	Chief Financial Officer, Treasurer & Secretary
Josef Sauer	55	Vice President & General Manager, Separations Media
Mitchell J. Pulwer	53	Vice President & General Manager, Energy Storage—Electronics
Pierre Hauswald	53	Vice President & General Manager, Energy Storage—Transportation and Industrial
John O'Malley	51	Senior Vice President, Human Resources
Phillip Bryson	37	General Counsel
Michael Graff	55	Chairman of the Board of Directors
David A. Barr	43	Director
Kevin Kruse	36	Director

Robert B. Toth became our President, Chief Executive Officer and a director on July 6, 2005. Mr. Toth previously was Chief Executive Officer and President of CP Kelco ApS, a leading global manufacturer of hydrocolloids, with more than 2,000 customers in over 100 countries and facilities in North America, Europe, Asia and Latin America. Prior to joining CP Kelco in June of 2001, he spent 19 years at Monsanto and Solutia Inc. in roles of increasing responsibility, most recently as Vice President and General Manager of the Resins and Additives division of Solutia. Mr. Toth earned a bachelor's degree in Industrial Management and Industrial Engineering from Purdue University, and an MBA from the John M. Olin School of Business at Washington University in St. Louis, Missouri.

Lynn Amos has served as our Chief Financial Officer since February 2002. Prior to his current role, Mr. Amos served as Director of Corporate Development and Corporate Controller at The InterTech Group, a holding company. In these roles, Mr. Amos was directly involved in our financial and acquisition activities. Prior to joining The InterTech Group, Mr. Amos worked in a variety of financial roles at Umbro International, Reeves Industries, Inc. and Price Waterhouse. Mr. Amos holds a B.S. Degree from Western Carolina University and is a Certified Public Accountant.

Josef Sauer has served as Vice President and General Manager, Separations Media, since June 1, 2006. From July 2005 until joining Polypore, Mr. Sauer served as Business Director, Liquid Coating Resins & Additives (Europe, Middle East and Asia) for Cytec Surface Specialties based in Brussels, Belgium. From June 2003 to July 2005, Mr. Sauer served as Global Manager, Liquid Coating Resins for Surface Specialties UCB SA and from February 2003 to June 2003, he served as Business Director, Technical Products for Surface Specialties Germany GmbH & Co KG of the

UCB-Group. From July 2002 to February 2003, Mr. Sauer served as Business Director, Technical Products for Solutia Inc. and from January 2000 to July 2002, he served as Commercial Director and Director, Marketing Technical Service (Europe, Middle East and Africa), Resins and Additives for Solutia Inc. In addition to an undergraduate degree in Organic Chemistry, Mr. Sauer holds a PhD in Organic Chemistry from University Dortmund, Dortmund, Germany.

Mitchell J. Pulwer has served as Vice President and General Manager, Energy Storage—Electronics, since April 17, 2006. Mr. Pulwer previously served as Vice President and General Manager at Solutia, Inc., from 2004 to 2006, where he led steady growth of the company's $600 million interlayer film division. Before that, he held roles of increasing responsibility in marketing, sales and business development in Solutia's Saflex business, from 1997 to 2004. In addition to an undergraduate degree in Chemistry, Mr. Pulwer has an MBA from Washington University, St. Louis, Missouri; a PhD in Organic Chemistry from the State University of New York-Buffalo; and a Postdoctoral Fellowship at Yale University, New Haven, Connecticut. He holds 16 patents and has been published in 14 technical publications.

Pierre Hauswald has served as Vice President & General Manager, Energy Storage—Transportation and Industrial, since June 2004. Since joining Polypore in 1981, he has held several management positions of increasing responsibility, which included Quality Control Manager, Site Manager, Worldwide Manufacturing Manager and Vice President of Manufacturing and Engineering. Mr. Hauswald graduated from the Institut National des Sciences Appliques in Lyon as a Diplomed Engineer in Chemistry and Macro-molecules.

John O'Malley has served as Senior Vice President, Human Resources since August 2005. Mr. O'Malley previously served as Senior Vice President-Human Resources for Southfield, Michigan-based GST AutoLeather, from 2003 to 2005, for which he directed all human resources activities. Before that, he held positions with increasing responsibility in human resources at several companies, including Certainteed Corporation, Formica Corporation, Clopay Corporation, and Solutia Inc. Mr. O'Malley has a bachelor's degree in Psychology from Lafayette College in Easton, Pennsylvania, and is a graduate of the University of Michigan Senior Executive Human Resources Program.

Phillip Bryson has served as General Counsel since July 2004, after having served as General Counsel and Corporate Secretary for Polymer Group, Inc., a global manufacturer of non-woven fabrics, from March 2003 until July 2004. He previously served as Deputy General Counsel at the InterTech Group where he focused on merger and acquisition activity. Mr. Bryson earned his bachelor's degree in Finance and Business Economics from the University of South Carolina, and his Juris Doctor from Columbia University in New York.

Michael Graff became Chairman of our board of directors in connection with the closing of the 2004 Transactions. Mr. Graff has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since October 2003 and has served as an advisor to Warburg Pincus LLC from July 2002 until October 2003. Prior to working with Warburg Pincus LLC, Mr. Graff spent six years with Bombardier, a transportation equipment manufacturer, first as President of Business Aircraft and later as President and Chief Operating Officer of Bombardier Aerospace Group. Prior to joining Bombardier, Mr. Graff spent 15 years with McKinsey & Company, Inc., a management consulting firm, as a partner in the New York, London, and Pittsburgh offices. Mr. Graff is a director of TransDigm Group Inc. ("TransDigm"), a producer of aircraft components, Builders FirstSource, Inc., a building products manufacturer, and CAMP Systems International, a provider of aviation management products. Mr. Graff received an A.B. Degree in economics from Harvard College and an M.S. in Management from M.I.T.

David A. Barr became a director in connection with the closing of the 2004 Transactions. Mr. Barr has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 2001. Prior to joining Warburg Pincus LLC, Mr. Barr was a managing director at Butler Capital, an investment company, where he focused on industrial and consumer leveraged buyout transactions for more than ten years. Mr. Barr is a director of TransDigm, Eagle Family Foods, Inc., a food manufacturer, Builders FirstSource, Inc. and Neiman Marcus Group, Inc., a luxury retailer. He holds a B.A. Degree in Economics from Wesleyan University and an MBA from Harvard Business School.

Kevin Kruse became a director in connection with the closing of the 2004 Transactions. Mr. Kruse has been a member and managing director of Warburg Pincus LLC since January 2006 and was previously a Vice President of Warburg Pincus LLC beginning in January 2003 and has been employed by Warburg Pincus LLC since February 2002. Prior to joining Warburg Pincus LLC, Mr. Kruse was employed by AEA Investors Inc., an investment company, where he focused on private equity opportunities in industrial and consumer products companies. Before that, he was employed by Bain & Co., a management consulting firm. Mr. Kruse is a director of TransDigm, Builders FirstSource, Inc. and Wellman, Inc., a chemical manufacturer. Mr. Kruse received an A.B. Degree in Government from Dartmouth College.

On January 31, 2007, W. Nicholas Howley began serving as a member of the board of directors of the Company. Mr. Howley currently serves as the Chairman of the Board and Chief Executive Officer of TransDigm. Affiliate entities of Warburg Pincus LLC own the majority of the common stock and appoint a majority of the boards of directors of both TransDigm and the Company. Mr. Howley has served as Chief Executive Officer of TransDigm since December 2001 and has served in various roles with TransDigm since TransDigm's inception in September 1993. Mr. Howley is also a director of Satair A/S, a Danish public company.

Prior to the completion of this offering, an additional director will be elected to our board of directors. This new director will serve as the chairperson of our audit committee and will meet the independence and financial expertise standards of the Sarbanes-Oxley Act and the NYSE rules.

Term of executive officers and directors

Upon the closing of this offering, the board of directors will be divided into three classes to be designated as Class I, Class II and Class III, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the board of directors. The Class I directors will be                   and                  who will be elected prior to the completion of this offering, Class II directors will be                  and                  and the Class III directors will be                  and                  . The term of the Class I directors will terminate on the date of the 2008 annual meeting of our stockholders; the term of the Class II director will terminate on the date of the 2009 annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the 2010 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at that meeting will be elected for three year terms. Executive officers are appointed by the board of directors and serve at the discretion of the board of directors.

Code of ethics

We have adopted a code of ethics that is applicable to our board of directors, principal executive officer and principal financial and accounting officer, as well as all our other employees. A copy of the code of ethics may be found on our website at http://www.polypore.net, under the Corporate Governance section. Our website is not incorporated by reference into this prospectus.

Board composition

According to a stockholders' agreement among the Company and our stockholders (see "Certain relationships" below), Warburg Pincus has the right to have certain individuals designated by it on our board of directors until we complete an initial public offering of our common stock in accordance with the rules promulgated by the SEC. Currently, Warburg Pincus has designated David A. Barr, Michael Graff and Kevin Kruse and will designate             effective upon the closing of this offering, as its representatives under this agreement. See "Certain relationships" for more information about our stockholders' agreement, in particular what rights certain of our current stockholders will have under this agreement once the offering is completed. Mr. Barr, Mr. Graff and Mr. Kruse are currently managing directors of Warburg Pincus LLC and partners of Warburg Pincus & Co., which is an affiliate of Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P., our principal stockholders.

We believe that all of our current directors serving in fiscal 2006, other than Mr. Toth, would qualify as independent under NYSE Rule 303A. However, upon the completion of this offering, we would be exempt from such independence requirements as a "controlled company" under the relevant provisions of NYSE Rule 303A. We do not believe that any of our current directors serving in fiscal 2006 would qualify as independent under SEC Rule 10A-3 for audit committee purposes.

Board committees

Our board of directors currently has an audit committee and a compensation committee. Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee.

We will be deemed a "controlled company" under the rules of the NYSE, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rule that requires that our board of directors be comprised of a majority of "independent directors"; our compensation committee be comprised solely of "independent directors"; and our nominating committee be comprised solely of "independent directors" as defined under the rules of the NYSE. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules which require that our audit committee by composed of three independent directors.

Audit committee

The audit committee of our board of directors will appoint, determine the compensation for and supervise our independent auditors, review our internal accounting procedures, systems of internal controls and financial statements, review and approve the services provided by our internal and independent auditors, including the results and scope of their audit, and resolve disagreements between management and our independent auditors. Currently, the audit committee consists of Messrs. Graff and Kruse. Upon completion of this offering, the audit committee will consist of Messrs. Graff and Kruse, as well as the new independent director who will be elected prior to completion of this offering. The new independent director will be chairman of the committee and will be designated as the "audit committee financial expert" as that term is defined in the rules and regulations promulgated under the Exchange Act. Within 90 days of the effective date of the registration statement of which this prospectus is a part, Mr. Kruse will be replaced as a member of the audit committee and within one year of the effective date of the registration statement of which this prospectus is a part, Mr. Graff will be replaced as a member of the audit committee, in each case by a newly elected director who meets the independence standards of the Sarbanes-Oxley Act and the NYSE rules.

Compensation committee

The compensation committee of our board of directors will review and recommend to the board of directors the compensation and benefits of all of our executive officers, administer our equity incentive plans and establish and review general policies relating to compensation and benefits of our employees. Currently, the compensation committee consists of Messrs. Graff and Barr and, upon completion of this offering, will remain the same.

Nominating and corporate governance committee

The role of the nominating and corporate governance committee of our board of directors will be to identify individuals qualified to become members of the board of directors, to recommend that the board of directors select director nominees for the next annual meeting of stockholders, and to develop and recommend to the board of directors a set of corporate governance principles applicable to the company. Upon completion of this offering, the nominating and corporate governance committee will consist of Messrs.              and             .

Compensation committee interlocks and insider participation

None of our executive officers serve as members of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Compensation discussion and analysis

Compensation philosophy

As a company whose shares were not publicly traded on an established securities market prior to the time of this offering, our compensation philosophy is primarily focused on the achievement of performance at levels necessary to provide meaningful return to our shareholders upon an ultimate liquidity event. To that end, in addition to the typical needs to attract, motivate and retain talented executives, our compensation programs were specifically designed to incentivize our named executive officers to achieve short and long-term performance goals that our shareholders established with the goal of making us an attractive candidate for either a public offering of our shares or a sale of our Company to financial or strategic buyers, and which provide our named executive officers with meaningful compensation on and following such an event. As a result, our compensation programs are weighted toward performance-based compensation, with particular emphasis in equity-based compensation, such that our named executive officers will see returns that are ultimately based upon the returns achieved by our shareholders. Since the primary goal of our current philosophy will have been achieved upon this offering, we are re-evaluating our compensation philosophy in connection with this offering and expect to adopt a philosophy that is generally more consistent with that of a public rather than private company for fiscal year 2007 and beyond.

Role of the compensation committee

Our compensation committee is responsible for determining our compensation and benefit plans generally, and establishes and reviews all compensatory plans and arrangements with respect to our named executive officers. The compensation committee meets annually early in each fiscal year to determine the achievement of performance goals for the prior fiscal year, set new performance goals for the current fiscal year, and consider compensation increases. The committee also meets periodically to discuss compensation-related matters as they arise during the year. We have not engaged any compensation consultants to advise us on compensation design or policy.

Components of compensation for 2006

For 2006, the compensation provided to our named executive officers consisted of the same elements generally available to our non-executive employees, including base salary, annual bonus, equity-based compensation and other perquisites and benefits, each of which is described in more detail below. We believe that the mix of cash- and equity-based compensation, as well as the relationship of fixed to performance-based compensation, is well balanced to further the compensation philosophy discussed previously.

Base salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary is set by our compensation committee in advance of each year, with our Chief Executive Officer ("CEO") providing recommendations to the committee for each named executive officer other than himself. In determining base salary for any particular year, the committee considers, among other factors, competitive market practice, individual performance for the prior year and the mix of fixed compensation to overall compensation.

Annual incentive bonuses

The annual incentive bonuses are intended to compensate executives for achieving our annual financial goals at corporate and business unit levels and for achieving measurable individual annual performance objectives. Our annual incentive bonus plan (also known as the "Employee Incentive Program") provides for a cash bonus, dependent upon us obtaining specified Adjusted EBITDA as defined in Polypore, Inc.'s senior secured credit facilities, calculated as a percentage of the executive's base salary. Our compensation committee approves the annual incentive award for each of the named executive officers, with the CEO providing recommendations to the compensation committee for each named executive officer other than himself. For 2006, the target bonus awards for each of the named executive officers were as follows:

Name	Target Bonus (as a percentage of base salary)

Robert B. Toth	100%
Lynn Amos	70%
Pierre Hauswald	70%
John O'Malley	70%
Josef Sauer	70%

The incentive bonus pool used for all employee bonuses, including executive bonuses, is based on every employee's target bonus percentage and the actual Adjusted EBITDA achieved as compared to target Adjusted EBITDA. If actual Adjusted EBITDA exceeds the target, additional funds are added to the bonus pool. Likewise, if actual Adjusted EBITDA is less than the target, then the bonus pool is decreased. If actual Adjusted EBITDA is below a certain threshold (in 2006, 85% of Adjusted EBITDA target), then no bonuses are paid.

The actual amount of an executive's annual bonus in respect of such year will be increased or decreased from the target bonus amount based upon company, business unit and individual performances. Actual 2006 bonus amounts are set forth in the Summary Compensation Table and were paid in March 2007.

Long-term equity compensation

To date, all of the long-term equity incentives granted to named executive officers have been in the form of stock options, which we believe provide an effective incentive with respect to company performance and an effective retention mechanism as a result of the applicable vesting mechanics of the awards. During 2006, we adopted our 2006 Stock Option Plan, which replaced our previous plan, in order to better align the equity ownership by our employees with the expectations as to long-term company performance. Options granted in 2006 under the 2006 Stock Option Plan vest based upon the satisfaction of Adjusted EBITDA targets over the four fiscal year period beginning with fiscal 2006. Specifically, 50% of the awards are subject to annual vesting upon achievement of annual Adjusted EBITDA targets, and the remaining 50% vest upon achievement of a cumulative Adjusted EBITDA target in 2009. Additionally, all or a portion of the options granted will vest upon a change in control if certain of our shareholders receive annualized net rates of return on their investment starting at 20%, with all options vesting if the shareholders received an annualized net rate of return equal to or in excess of 25%. The number of options granted to each executive was determined by our compensation committee and primarily based upon the executive's relative position within the Company as well as the executive's contribution to our operating results and his expected future contribution. The exercise prices of our stock option grants were set at the fair market value of a share of our stock at the time of the grant, with fair market values being determined by the board of directors using reasonable valuation methodologies in a manner consistent with the requirements of Section 409A of the Internal Revenue Code for private company stock.

Upon the adoption of the 2006 Stock Option Plan, all unvested awards outstanding under our 2004 Stock Option Plan were canceled, and all outstanding vested awards were made subject to the terms and conditions of the 2006 Stock Option Plan. In connection with this assumption, all options held by Messrs. Toth and O'Malley that had an exercise price greater than the fair market value of the underlying stock were repriced such that the applicable exercise price was made equal to the then-fair market value. Our compensation committee determined that this repricing was necessary to minimize the effect of a decline in our fair market value that was the culmination of a trend originating prior to the tenure of and having little to do with the performance of either Mr. Toth or Mr. O'Malley and to reward Messrs. Toth and O'Malley for their significant contributions to our subsequent and continuing success.

Perquisites and other benefits

Our named executive officers are eligible to receive the same benefits, including life and health benefits, that are available to all employees. We also provide certain additional perquisites to our named executive officers, on a case-by-case basis, including a car allowance, tax preparation services, reimbursement of relocation costs and tax gross-ups related to such reimbursement of relocation costs, tax preparation services and insurance premiums. With respect to the perquisites provided, we believe that it is necessary to provide such perquisites given the competitive market for talent, and such perquisites serve to allow our named executive officers to better focus on our business.

Severance benefits

Each of our named executive officers is entitled to receive severance benefits upon certain qualifying terminations of employment, based either on an applicable provision in such executive's employment agreement or pursuant to the terms of our Executive Severance Policy. These severance arrangements are intended to retain executives and provide continuity of management in connection with a threatened or actual change in control transaction.

Summary compensation table

The following table shows information regarding the compensation earned during the fiscal year ended December 30, 2006, by our Chief Executive Officer, Chief Financial Officer and our

three other most highly compensated executive officers who were employed by us as of December 30, 2006, and whose total compensation exceeded $100,000 during that fiscal year.

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Stock Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)

Robert B. Toth President and Chief Executive Officer	2006	472,500	207,916	750,000	65,497	1,495,913
Lynn Amos Chief Financial Officer, Treasurer and Secretary	2006	259,231	44,065	294,000	16,540	613,836
Pierre Hauswald Vice President & General Manager, Energy Storage—Transportation and Industrial	2006	215,385	44,173	268,000	63,602	591,160
John O'Malley Senior Vice President of Human Resources	2006	223,077	31,305	250,000	71,273	575,655
Josef Sauer(4) Vice President & General Manager, Separations Media	2006	149,454	45,942	230,000	93,716	519,512

(1)
Option awards consist of stock compensation expense related to grants made under the Polypore International, Inc. 2006 Stock Option Plan. The valuation of these options was based on the grant date fair value of the options calculated pursuant to FAS 123(R). Assumptions used in the calculation of the option's fair value are included in Note 15 of our consolidated financial statements included elsewhere in this prospectus.

During 2006, Messrs. Toth and O'Malley's stock options issued under the Polypore International, Inc. 2004 Stock Option Plan were repriced. Messrs. Toth and O'Malley's option award amounts include $47,000 and $1,000, respectively, related to the option repricings.

(2)
Non-stock incentive plan compensation consists of incentive bonuses earned in 2006 under our Employee Incentive Program, which were paid in March 2007.

(3)
All Other Compensation consists of the following items:

•
Mr. Toth—Employer basic and matching 401(k) contributions of $17,600, tax gross-ups of $15,956, car allowances of $12,000, tax preparation fees of $10,600 and life insurance and disability premiums of $9,341

•
Mr. Amos—Employer basic and matching 401(k) contributions of $16,540

•
Mr. Hauswald—Contributions to the Expatriate Retirement Fund of $29,000, airline tickets for family of $15,232, employer basic 401(k) contributions of $10,769, car allowances of $4,545, tax preparation fees of $3,000 and life insurance premiums of $1,056

•
Mr. O'Malley—Relocation costs of $25,294, tax gross-ups of $20,240, employer basic and matching 401(k) contributions of $16,739, car allowances of $6,000 and tax preparation fees of $3,000

•
Mr. Sauer—Life insurance premiums of $58,798, car allowances of $17,686, relocation costs of $15,833 and statutory savings and vacation allowances of $1,399

(4)
Mr. Sauer commenced his employment with us during June 2006. His annual salary is €200,000. Mr. Sauer was compensated in Euros. The compensation amounts shown in the table were translated into U.S. dollars using an exchange rate of $1.2810 per euro, which was the average exchange rate during Mr. Sauer's period of employment.

2006 Grants of plan-based awards table

This table discloses the potential future payouts under our non-equity incentive plan. It also captures the actual numbers of stock options granted and the grant date fair value of these awards.

			Estimated Future Payouts Under Non- Equity Incentive Plan Awards (1)				Estimated Future Payouts Under Equity Incentive Plan Awards
										All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (2)		Grant Date Fair Value of Stock and Option Awards (3)
Name	Grant Date		Threshold ($)	Target ($)		Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

Robert B. Toth	6/15/06 6/15/06 12/16/05	(5)	— — —	$	— — 472,500	— — —	— — —	4,142 1,038 —	— — —	— — —	$ $	772.46 772.46 —	$ $	3,199,529 46,000 —	(4)
Lynn Amos	6/15/06 12/16/05		— —	$	— 183,400	— —	— —	1,127 —	— —	— —		$772.46 —		$870,562 —
Pierre Hauswald	6/15/06 12/16/05	(5)	— —	$	— 154,000	— —	— —	1,130 —	— —	— —		$772.46 —		$872,880 —
John O'Malley	6/15/06 6/15/06 12/16/05	(5)	— — —	$	— — 148,400	— — —	— — —	775 25 —	— — —	— — —	$ $	772.46 772.46 —	$ $	598,657 1,000 —	(4)
Josef Sauer	6/15/06 12/16/05	(5)	— —	$	— 178,900	— —	— —	1,175 —	— —	— —		$772.46 —		$907,641 —

(1)
See the Annual Incentive Bonuses discussion in the above Compensation Discussion and Analysis for further information regarding the variability of the payouts under the Employee Incentive Program.

(2)
Because our stock was not publicly-traded on the grant date, the exercise price was established at the fair market value of the stock at that date, which was calculated in a manner consistent with the requirements of Section 409A of the Internal Revenue Code for private company stock.

(3)
Represents the grant date fair value of the stock options granted, determined pursuant to FAS 123(R). The amounts listed represent the total share-based compensation to be recognized by us over the vesting periods of the stock options.

(4)
Represents the compensation expense associated with the repricing of options during 2006, determined pursuant to FAS 123(R).

(5)
For purposes of the Annual Incentive Bonus, the Grant Date is the date on which the compensation committee established applicable performance targets.

2006 Outstanding equity awards at fiscal year-end

Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date

Robert B. Toth	1,038 518	— —	— 3,624(1)	$772.46 $772.46	7/6/15 6/15/16
Lynn Amos	48 141	— —	— 986(1)	$724.71 $772.46	5/13/14 6/15/16
Pierre Hauswald	45 141	— —	— 989(1)	$724.71 $772.46	5/13/14 6/15/16
John O'Malley	25 97	— —	— 678(1)	$772.46 $772.46	11/1/15 6/15/16
Josef Sauer	147	—	1,028(1)	$772.46	6/15/16

(1)
One-seventh of the options are subject to vesting upon the achievement of applicable annual Adjusted EBITDA targets for each of the 2007, 2008 and 2009 fiscal years, and the remaining four-sevenths of the options are subject to vesting on the achievement of applicable cumulative Adjusted EBITDA target for the 2009 fiscal year. Options are also subject to accelerated vesting upon a change in control pursuant to which certain of our shareholders receive an annualized net rate of return on their investment starting at 20%, with all such options vesting upon receipt of an annualized net rate of return equal to or in excess of 25%.

Potential payments upon termination or change in control

Employment agreements

We are a party to an employment agreement with Mr. Toth, with a term that runs until July 6, 2008, and is automatically renewed for successive one year terms thereafter unless and until either party delivers notice of termination within 120 days of the expiration of the then current term. Under the terms of the employment agreement, Mr. Toth's salary was $472,500 for 2006. Mr. Toth's salary can be increased (but not decreased) at the discretion of the board of directors. As of January 1, 2007, Mr. Toth's salary was increased to $525,000. Mr. Toth is also eligible to receive incentive bonus compensation with a target of not less than 100% of his base salary.

If Mr. Toth resigns with good reason, is terminated without cause or his employment term is not extended, then he will receive (i) an amount equal to the greater of his aggregate base salary payable for the remainder of his employment term or his current base salary, (ii) an amount equal to the greater of his annual bonus from the preceding year or 50% of the current year's target annual bonus; provided, that if more than a year remains on the employment term, such amount will be increased by a multiple of the number of months remaining in the employment term divided by twelve, and (iii) continuation of employee benefits through the longer of the remainder of the employment term or the one-year period following such termination.

If Mr. Toth's employment is terminated in anticipation of or within twelve months following a merger, consolidation or similar event, then, in lieu of the amounts described above, he will receive (i) an amount equal to the greater of his aggregate base salary payable for the remainder of his employment term or two times his current base salary, (ii) an amount equal to two times the greater of his annual bonus from the preceding year or 50% of the current year's target annual bonus; provided, that if more than two years remain on the employment term, such amount will be increased by a multiple of the number of months remaining in the employment term divided by twelve.

We are also a party to an employment agreement with Mr. Sauer, with a term that runs until Mr. Sauer's retirement or until terminated by either party, with a required notice period of twelve months. Under the terms of the employment agreement, Mr. Sauer's annual salary is €200,000. Mr. Sauer is also eligible to receive incentive bonus compensation with a target of 70% of his base salary. Additionally, we have agreed to provide certain retirement benefits through the purchase of life insurance contracts for Mr. Sauer. In the event that we terminate Mr. Sauer, he will receive a severance payment equal to his current annual salary.

Executive severance policy

Each of our named executive officers, other than Mr. Toth and Mr. Sauer, participates in our Executive Severance Policy, which provides severance benefits upon certain terminations without cause, including terminations in connection with a merger, consolidation or similar change of control event. The severance benefits consist of one year's base salary and medical benefits for a year.

2006 Stock Option Plan

Options granted under our 2006 Stock Option Plan typically vest based on the satisfaction of certain annual and cumulative performance criteria over the four-year fiscal period ended in fiscal 2009. Upon a change in control, all or a portion of the options that were granted under the stock option plan will vest if equity investors receive predetermined rates of return on their investment starting with a rate of return of 20%, with all options vesting if the rate of return is 25% or more. As of December 30, 2006, under the 2006 Stock Option Plan, there were stock options for 13,219 shares outstanding, of which 1,595 options were vested. As of December 30, 2006, under the 2004 Stock Option Plan, there were stock options for 2,115 shares outstanding, of which 1,389 were vested. There were 1,308 stock options under the 2004 Stock Option Plan that are now subject to the terms of the 2006 Stock Option Plan. The remaining 81 vested stock options will be redeemed in March 2007 and the remaining unvested stock options will be forfeited. An initial public offering is not considered a Change in Control under the 2006 Stock Option Plan.

Tabular summary

The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) termination for cause or without good reason ("voluntary termination"), (ii) termination other than for cause or with good reason ("involuntary termination"), (iii) termination in connection with a change in control, (iv) death and (v) disability. The amounts shown assume that the applicable triggering event occurred on

December 30, 2006, and therefore, are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Type of payment	Voluntary termination	Involuntary termination		Change in control(1)		Death		Disability

Robert B. Toth	Cash Severance	—	$1,063,125		$1,417,500		$472,500	(2)	$472,500	(2)
	Continued Benefits	—	$84,127		$112,170		$7,099		$7,099
	Stock Option Acceleration	—	—		$1,422,890		—		—
Lynn Amos	Cash Severance	—	$262,000		$262,000		—		—
	Continued Benefits	—	$7,099		$7,099		—		—
	Stock Option Acceleration	—	—		$387,133		—		—
Pierre Hauswald	Cash Severance	—	$220,000		$220,000		—		—
	Continued Benefits	—	$7,099		$7,099		—		—
	Stock Option Acceleration	—	—		$388,311		—		—
John O'Malley	Cash Severance	—	$212,000		$212,000		—		—
	Continued Benefits	—	$7,099		$7,099		—		—
	Stock Option Acceleration	—	—		$266,203		—		—
Josef Sauer	Cash Severance	—	$263,400	(3)	$263,400	(3)	—		$83,950	(3)
	Continued Benefits	—	—		—		—		—
	Stock Option Acceleration	—	—		$403,623		—		—

(1)
Upon a change of control that results in a Net Rate of Return (as defined in the 2006 Stock Option Plan) of 20% of more to our shareholders, 70% of all options will vest. The vesting percentage rises to 100% if the Net Rate of Return equals 25%. The stock option acceleration benefit assumes that a Net Rate of Return of 25% was achieved and was calculated as based on the difference between the fair market value of a share of Polypore International, Inc. stock at December 30, 2006 (calculated to be $1,165.09) and the strike price of the unvested options ($772.46) multiplied by the number of unvested stock options held be each executive.

(2)
If deceased or disabled, Mr. Toth, or his estate, is entitled to receive his pro-rated bonus assuming we have achieved our performance targets. Mr. Toth and his dependents are also entitled to continued medical benefits for up to 12 months.

(3)
Amounts translated into U.S. dollars using the December 30, 2006 exchange rate of $1.3170 per Euro. Mr. Sauer is to receive €200,000 in severance upon his termination by the Company. He will also receive €63,743 if he becomes disabled.

Director compensation

During 2006, we did not have any outside directors. We will pay our outside directors (which do not include Messrs. Barr, Graff or Kruse) an annual retainer fee of $20,000, plus $5,000 for each board meeting they attend. In addition, we will pay each of our outside directors $5,000 per year for each committee of our board of directors for which they act as chairperson. We also may from time to time grant our outside directors options to purchase shares of our common stock in amounts and upon terms to be determined by our board of directors. Other than outside directors, we do not compensate our directors for serving on our board of directors or any of its committees. We do, however, reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Principal and selling stockholders

The following table sets forth information with respect to beneficial ownership of our common stock as of January 30, 2007, and as adjusted to reflect the sale of shares of common stock in the offering, for:

•
each stockholder who we know beneficially owns more than 5% of our outstanding shares of common stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares of common stock outstanding "After the Offering" includes the                           shares offered by us in this offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Unless otherwise indicated, the principal address for each of the stockholders is c/o Polypore International, Inc., 11430 North Community House Road, Suite 350, Charlotte, NC 28277.

	Number of shares beneficially owned		Percentage beneficially owned
Name and address of beneficial owner	Prior to the offering	After the offering	Prior to the offering	After the offering

Warburg Pincus Private Equity VIII, L.P.(1)(2)	156,938		91.3%
Warburg Pincus International Partners, L.P.(1)(3)	156,938		91.3%
PP Holding, LLC(1)(4)	141,938		82.6%
Named Executive officers:
Robert B. Toth(4)	—		*
Lynn Amos(4)	—		*
Josef Sauer(4)	—		*
John O'Malley(4)	—		*
Pierre Hauswald(4)	—		*
Directors:
W. Nicholas Howley(4)	—		*
David A. Barr(5)	171,938		100.0%
Michael Graff(6)	171,938		100.0%
Kevin Kruse(7)	171,938		100.0%
All directors and executive officers as a group (11) persons	171,938		100.0%

*
Less than 1% of the outstanding shares of common stock.

(1)
Assumes no exercise of the underwriters' over-allotment option. Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P., and PP Holding, LLC have each granted the underwriters an option for a period of 30 days to purchase up to             ,              and             additional shares of our common stock, respectively, or a total of             additional shares of our common stock on the same terms and conditions set forth on the cover of this prospectus to cover over-allotments, if any. In the event the over-allotment option is exercised in full, (i) Warburg

  Pincus Private Equity VIII, L.P. will beneficially own             shares, or             % of our common stock after this offering; (ii) Warburg Pincus International Partners, L.P. will beneficially own             shares, or             % of our common stock after this offering; and (iii) PP Holding, LLC will beneficially own             shares, or              % of our common stock after this offering.

(2)
Includes 15,000 shares owned directly and 141,938 shares beneficially owned through PP Holding, LLC. Warburg Pincus Private Equity VIII, L.P., including two related limited partnerships ("WPVIII"), is one of two managing members of PP Holding, LLC and may be deemed to own beneficially all of the shares owned by PP Holding, LLC. Warburg Pincus Partners LLC ("WPP LLC") is the sole general partner of WP VIII. WPP LLC is managed by Warburg Pincus & Co., a New York general partnership ("WP"). WP VIII is managed by Warburg Pincus LLC, a Delaware limited liability company ("WP LLC"). The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. See Note 4 below.

(3)
Includes 15,000 shares owned directly and 141,938 shares beneficially owned through PP Holding, LLC. Warburg Pincus International Partners, L.P., including two related limited partnerships ("WPIP"), is one of the managing members of PP Holding, LLC and may be deemed to own beneficially all of the shares owned by PP Holding, LLC. WPP LLC is the sole general partner of each of these entities. WPIP is managed by WP LLC. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. See Note 3 below.

(4)
WP VIII and WPIP each own 70,000 Class A units of PP Holding, LLC, representing an aggregate of approximately 99% of the outstanding membership interests of PP Holding, LLC. Robert B. Toth, Lynn Amos, John O'Malley, Pierre Hauswald and W. Nicholas Howley own, in the aggregate, 1,127 Class A units of PP Holding, LLC, representing an aggregate of approximately 0.7% of the outstanding membership interests of PP Holding, LLC.

(5)
Mr. Barr, a director of Polypore International, is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Barr are included because of his affiliation with the Warburg Pincus entities. Mr. Barr owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities except to the extent of any pecuniary interest therein. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(6)
Mr. Graff, a director of Polypore International, is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Graff are included because of his affiliation with the Warburg Pincus entities. Mr. Barr owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities except to the extent of any pecuniary interest therein. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(7)
Mr. Kruse, a director of Polypore International, is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Kruse are included because of his affiliation with the Warburg Pincus entities. Mr. Kruse owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities except to the extent of any pecuniary interest therein. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

Description of indebtedness

Summarized below are the principal terms of the agreements that govern our indebtedness. This summary is not a complete description of all the terms of such agreements.

Polypore International, Inc.'s 10 1/2% senior discount notes due 2012

In October 2004, we issued $300.0 million in aggregate principal amount at maturity of senior discount notes bearing interest at 10 1/2% per annum. The discount notes will mature in 2012 and, except under certain circumstances, such notes do not require principal payments prior to their maturity in 2012. Prior to October 1, 2008, interest accrues on the discount notes in the form of an increase in the accreted value of the discount notes. The accreted value of the discount notes will increase from the date of issuance until October 1, 2008 at a rate of 10 1/2% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity of $300.0 million on October 1, 2008. Beginning on October 1, 2008, cash interest on the discount notes will accrue at a rate of 10 1/2% per annum and will be payable semi-annually beginning in April 2009. The 10 1/2% senior discount notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends, and make investments.

Before October 1, 2008, we may redeem some or all of the 10 1/2% senior discount notes at a price equal to 100% of the accreted value thereof, subject to payment of a make-whole provision and with not less than 30 nor more than 60 days' notice. In addition, at any time before October 1, 2007, we may redeem up to an aggregate principal amount not to exceed 35% of the notes with the net cash proceeds from certain equity offerings at a redemption price of 110.5% of the accreted value thereof. In order for us to make such a redemption, at least 65% of the original aggregate principal amount of the notes (other than notes held by us or our affiliates) must remain outstanding immediately after the occurrence of each such redemption and each such redemption must occur within 90 days after the date of the related equity offering. In conjunction with this offering, we intend to launch a tender offer for and consent solicitation relating to these notes.

We anticipate using the net proceeds of the offering to purchase our 10 1/2% senior discount notes due 2012. The accreted value of the discount notes at December 30, 2006 was $250.8 million.

Polypore, Inc.'s senior secured credit facilities

General

In connection with the 2004 Transactions, Polypore, Inc. entered into a new senior secured credit agreement with a syndicate of financial institutions and institutional lenders. We intend to refinance Polypore, Inc.'s senior secured credit facilities concurrent with this offering. The refinancing is not a condition to the offering and there is no assurance that we will complete the refinancing.

Set forth below is a summary of the terms of Polypore, Inc.'s senior secured credit facilities.

The senior secured credit facilities provide for senior secured financing, consisting of:

•
a $370.0 million term loan facility and a €36.0 million term loan facility that mature in November 2011 and were drawn in full in connection with the consummation of the 2004 Transactions; and

•
a $90.0 million revolving loan facility, including a letter of credit sub-facility of $50.0 million and a foreign currency sub-facility (available in euros) of $50.0 million, that will terminate in May 2010.

In addition, we have the right to request (but no lender is committed to provide) additional term loans under the facility, subject to the satisfaction of customary conditions, including our being in pro forma compliance with the financial covenants in the credit agreement after giving effect to any such incremental term loan borrowings.

All borrowings under the senior secured credit facilities are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds of the initial $370.0 million and €36.0 million in term loans were used to finance the 2004 Transactions. The proceeds of the revolving loan are used to provide financing for working capital and general corporate purposes.

Interest and fees

The interest rates per annum applicable to loans, other than swingline loans, under Polypore, Inc.'s senior secured credit facilities are, at our option, equal to either an alternate base rate (in the case of loans denominated in U.S. dollars) or an adjusted LIBO rate for one, two, three, six or, under certain circumstances, twelve-month interest periods chosen by us, in each case, plus an applicable margin percentage.

The alternate base rate is the greater of (i) JPMorgan Chase Bank, N.A. prime rate or (ii) 50 basis points over the weighted average or rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. The applicable margin percentage is a percentage per annum equal to 2.00% for alternate base rate loans or 3.00% for adjusted LIBO rate loans where Polypore, Inc.'s leverage ratio is greater than 4.75 to 1.00. So long as no default has occurred and is continuing, the applicable margin percentage under the revolving loan facility will be subject to adjustments based on performance goals. Interest rates will be subject to increase upon certain downgrades in ratings of the senior, unsecured long-term debt of Polypore, Inc. or the failure to obtain such ratings.

On the last day of each calendar quarter we are required to pay each lender a commitment fee in respect of any unused commitments under the revolving loan facility.

Prepayments

Subject to exceptions, the senior secured credit facilities require mandatory prepayments of term loans based on certain percentage of excess cash flows and net cash proceeds from asset sales and recovery events or the issuance of certain debt securities. Certain prepayments of the term loans under the senior secured credit facilities will trigger specified prepayment fees. Subject to certain requirements, Polypore, Inc. may refinance its senior secured credit facilities without a prepayment penalty in connection with, an initial public offering of Polypore, Inc., PP Holding Corporation or Polypore International, Inc. generating gross proceeds of at least $150 million.

Amortization of principal

The term loans require quarterly payments of principal at the end of each fiscal quarter, with the balance payable at final maturity. All scheduled amortization payments will be ratably increased by the aggregate principal amount of incremental term loans, if any.

Collateral and guarantors

Indebtedness under the senior secured credit facilities is guaranteed by PP Holding Corporation and all of Polypore, Inc.'s current and future domestic subsidiaries (with certain agreed exceptions) and is secured by a first priority security interest in substantially all existing and future property and assets of PP Holding Corporation, Polypore, Inc. and such current and future domestic subsidiaries (subject to exceptions to be agreed), including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and other personal property, owned cash and cash proceeds of the foregoing and first priority pledge of the capital stock of Polypore, Inc. and the guarantor subsidiaries and 66% of the voting capital stock of our first tier foreign subsidiaries.

Restrictive covenants and other matters

The senior secured credit facilities include negative covenants that restrict or limit the ability of PP Holding Corporation, Polypore, Inc. and their subsidiaries to, among other things:

•
incur, assume or permit to exist additional indebtedness or guarantees;

•
incur liens and engage in sale leaseback transactions;

•
make loans and investments;

•
declare dividends, make payments on or redeem or repurchase capital stock;

•
engage in mergers, acquisitions and other business combinations;

•
prepay, redeem or purchase certain indebtedness;

•
amend or otherwise alter terms of our material indebtedness and other material agreements;

•
sell assets;

•
transact with affiliates; and

•
alter the business that we conduct (and in the case of PP Holding Corporation, engage in any business activities other than those incidental to its ownership of Polypore, Inc.).

Such negative covenants are subject to certain exceptions.

In addition, the senior secured credit facilities require that Polypore, Inc. comply with the following financial covenants:

•
Polypore, Inc. is prohibited from making capital expenditures in any fiscal year in excess of the sum of $45.0 million plus half of the amount of any capital expenditures made by entities we acquire in acquisitions permitted under the senior secured credit facilities during the two fiscal years prior to the date of acquisition, with amounts unused in any year being carried over for use during the next two fiscal years.

Under the Credit Agreement, Polypore, Inc. is required to maintain a ratio of Adjusted EBITDA to interest expense for any four consecutive fiscal quarters ending during any of the following periods or on any of the following dates of at least the following ratios:

Date or Period	Ratio

April 1, 2006 through March 31, 2007	1.70 to 1.00
June 30, 2007	1.75 to 1.00
September 29, 2007 through June 28, 2008	1.90 to 1.00
September 27, 2008 through January 3, 2009	2.00 to 1.00
January 4, 2009 through January 2, 2010	2.75 to 1.00
April 3, 2010 and each fiscal quarter thereafter	3.00 to 1.00

Under the Credit Agreement, Polypore, Inc. is required to maintain a ratio of total indebtedness to Adjusted EBITDA at the end of any quarter ending during any of the following periods or on any of the following dates of not more than the following ratios:

Date or Period	Ratio

April 1, 2006 through March 31, 2007	6.90 to 1.00
June 30, 2007	6.75 to 1.00
September 29, 2007	6.50 to 1.00
December 29, 2007	6.25 to 1.00
March 29, 2008	6.00 to 1.00
June 28, 2008	5.75 to 1.00
September 27, 2008 through January 3, 2009	5.50 to 1.00
January 4, 2009 through October 3, 2009	4.25 to 1.00
January 2, 2010 and each fiscal quarter thereafter	4.00 to 1.00

The senior secured credit facilities contain certain customary representations and warranties, affirmative covenants and event of default, including payment defaults, breach of representations and warranties, covenant defaults (including the financial covenants referred to above), cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the senior secured credit facilities to be in full force and effect and change of control. If such an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Polypore Inc.'s 8 3/4% senior subordinated notes due 2012

In connection with the 2004 Transactions, Polypore, Inc. issued $405.9 million aggregate principal amount of senior subordinated notes consisting of $225.0 million senior subordinated dollar notes due 2012 bearing interest at 8 3/4% and €150.0 million senior subordinated euro notes due 2012 bearing interest at 8 3/4%. The aggregate principal amount of the senior subordinated notes is based on a foreign exchange rate hedge at $1.2061 to the euro effected by PP Acquisition Corporation on May 6, 2004. The notes will mature on May 15, 2012. Interest is payable on the notes on May 15 and November 15 of each year, commencing on November 15, 2004.

The senior subordinated notes are redeemable at Polypore, Inc.'s option, in whole or in part, at any time on or after May 15, 2008, at redemption prices ranging from 104.375% to par, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to May 15, 2007, Polypore, Inc. may redeem up to 35% of the aggregate principal amount of the dollar notes at a redemption price of 108.75% of the principal amount of the dollar notes, and up to 35% of the aggregate principal amount of the euro notes at a redemption price of 108.75% of the principal amount of the euro notes, in each case, together with accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings of our common stock. Additionally, Polypore, Inc. may redeem some or all of the senior subordinated notes at any time prior to May 15, 2008 at a price equal to 100% of the principal amount of the notes plus a "make-whole" premium. If we experience a change of control, we may be required to offer to purchase the senior subordinated notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The senior subordinated notes are guaranteed on a senior subordinated basis by most of Polypore, Inc.'s existing and future domestic subsidiaries, subject to certain exceptions. The guarantees are senior subordinated indebtedness of the guarantors and have the same ranking with respect to indebtedness of the guarantors as the notes have with respect to Polypore, Inc.'s indebtedness.

The senior subordinated notes:

•
are senior subordinated obligations of Polypore, Inc.;

•
rank equally in right of payment with all of Polypore, Inc.'s and the guarantors' existing and future senior subordinated indebtedness;

•
are junior to all of Polypore, Inc.'s and the guarantors' existing and future senior indebtedness, including indebtedness under the senior secured credit facilities;

•
are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of Polypore, Inc.'s subsidiaries that does not guarantee the notes; and

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are senior in right of payment to all of Polypore, Inc.'s and the guarantors' existing and future subordinated indebtedness.

The senior subordinated notes were issued under an indenture with The Bank of New York, as trustee. The indenture, among other things, limits Polypore, Inc.'s ability and the ability of its restricted subsidiaries to:

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incur additional indebtedness and guarantees;

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pay dividends and repurchase Polypore, Inc.'s capital stock;

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make other restricted payments including investments and the purchase or redemption of subordinated obligations prior to maturity;

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permit restriction on the ability of restricted subsidiaries to pay dividends on their capital stock, make loans or advances or to repay indebtedness, or transfer property to Polypore, Inc.'s or other restricted subsidiaries;

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create liens;

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sell or otherwise dispose of assets, including capital stock of subsidiaries;

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enter into transactions with its affiliates;

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enter into mergers, consolidations or sales of substantially all of its assets;

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engage in other business activities; and

•
guarantee indebtedness.

These covenants are subject to a number of important exceptions and qualifications.

Description of capital stock

General matters

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. A copy of our amended and restated certificate of incorporation which will be restated in connection with the offering is filed as an exhibit to the registration statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that our authorized capital stock will consist of                           shares of common stock, $0.01 par value, and                            shares of preferred stock, $0.01 par value, that are undesignated as to series. As of December 30, 2006, there were three record holders of our common stock.

Common stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulative votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Undesignated preferred stock

There will not be any shares of preferred stock outstanding upon the closing of the offering. Under our amended and restated certificate of incorporation, which will become effective simultaneously with the offering, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Options

Upon consummation of this offering, we will have outstanding options to purchase an aggregate of                           shares of common stock at a weighted average exercise price of $    per share under our option plans. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration rights

Under a registration rights agreement we entered into on May 13, 2004, we granted registration rights to the investors that participated in the 2004 Transactions with respect to shares of common stock. These registration rights also extend to any shares of our capital stock thereafter acquired by these investors.

Under the registration rights agreement, Warburg Pincus may demand that we file a registration statement under the Securities Act covering some or all of the investors' registrable securities. We are not required to effect more than three demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15.0 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

In addition, after our initial public offering, the investors party to the registration rights agreement have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

Further, if we are eligible to effect a registration on Form S-3, Warburg Pincus may demand that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price of more than $5.0 million.

In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Anti-takeover provisions of Delaware law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company.

The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Charter and bylaws anti-takeover provisions

Our bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our CEO and President, and will be called by our CEO and President at the request of the holders of a majority of our outstanding shares of capital stock.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

Our restated certificate of incorporation provides for the issuance by the board of directors of up to                     shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. The restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Limitation on liability of directors and indemnification

Our amended and restated certificate of incorporation will limit our directors' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

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for any breach of the director's duty of loyalty to us or our stockholders;

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for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
under Section 174 of the Delaware General Corporation Law; or

•
for any transaction from which a director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

This provision will not limit liability under state or federal securities laws.

Delaware law, and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Transfer agent and registrar

              is our transfer agent and registrar.

Proposed New York Stock Exchange listing

We intend to list the shares of our common stock on the NYSE under the symbol "PPO."

Shares eligible for future sale

Prior to the offering there has not been a public market for our common stock. Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

When the offering is completed, we will have a total of                           shares of common stock outstanding. Upon completion of the offering, there will be                           shares of common stock subject to outstanding options. The                           shares offered by us pursuant to this prospectus will be freely tradeable unless our affiliates, as defined in Rule 144 under the Securities Act purchase them. The remaining                           shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144 or Rule 701.

Lock-up agreements

Our executive officers, directors, and certain stockholders have agreed to a 180-day lock-up with respect to                           shares of our outstanding common stock. In addition, the lock-up will apply with respect to all shares of our common stock acquired by such persons during this 180-day period upon exercise of presently outstanding options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may only be sold in accordance with an available exemption from registration, such as Rule 144.

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

•
1% of the then outstanding shares of our common stock, which will equal approximately                           shares upon completion of the offering; or

•
the average weekly trading volume of our common stock as reported on all national securities exchanges during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations, most of our restricted shares are eligible for sale.

A person who is not deemed an affiliate of ours at the time of the sale and during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following the offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Registration

Following the offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our option plans. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

Certain relationships

The 2004 Transactions

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our wholly owned indirect subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore Inc.'s capital stock. The aggregate purchase price, including acquisition related costs, was approximately $1,150.1 million in cash. In connection with 2004 Transactions, PP Acquisition Corporation (i) obtained a new credit facility consisting of a $370.0 million term loan facility and a €36.0 million term loan facility, with initial borrowings of approximately $414.9 million, (ii) issued the 8 3/4% senior subordinated notes, with a face amount of $405.9 million, and (iii) received equity contributions from its shareholders of $320.4 million. PP Acquisition Corporation used the net proceeds from the new credit facility, the issuance of the 8 3/4% senior subordinated notes and the equity contributions to pay the net purchase price to the existing shareholders, repay all outstanding indebtedness under Polypore, Inc.'s existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc., with Polypore, Inc. as the surviving corporation.

Management investments

Certain executive officers and members of management own an aggregate of 1,744 Class A common units of PP Holding, LLC, one of our stockholders, which represent approximately 1% of the outstanding membership interests of PP Holding, LLC. Messrs. Toth, Amos, O'Malley and Hauswald collectively own 933 Class A common units including 518 units purchased in 2006 by Mr. Toth for approximately $400,000.

Operating agreement

Messrs. Toth, Amos, O'Malley and Hauswald (collectively, the "management members"), Warburg Pincus and PP Holding, LLC entered into an operating agreement which will govern PP Holding, LLC. The operating agreement provides that Warburg Pincus will be the managing member of PP Holding, LLC, which we refer to herein as the "managing members." Subject to certain customary exceptions, no management member may transfer any Class A common units or any interest therein unless the written consent of the managing members is obtained, and thereafter any proposed transfer by a management member will be subject to a right of first refusal running in favor of Warburg Pincus. The operating agreement provides that Warburg Pincus may transfer its Class A common units freely, provided that, in the event of certain types of transfers of Class A common units, the other members of PP Holding, LLC may participate in such transfers on a pro rata basis. The operating agreement further provides that, in the event of certain types of transfers by Warburg Pincus of our common stock directly owned by Warburg Pincus, PP Holding, LLC will have the right to, and the managing members will agree to cause PP Holding, LLC to, participate in such transfers on a pro rata basis and distribute the proceeds to the holders of Class A Common Units.

Pursuant to the terms of the operating agreement, without the consent of the management members, the managing members may authorize the issuance of additional units, including Class A common units. In the event the managing members authorize the issuance of additional Units, under certain circumstances, the managing members may permit the other members to participate in such proposed issuance. In the event Warburg Pincus desires to transfer its Class A common units to persons who are not affiliates of Warburg Pincus or PP Holding, LLC, the operating agreement permits Warburg Pincus to cause the other members of PP Holding, LLC to transfer their Class A common units for the same consideration proposed to be received by Warburg Pincus.

Stockholders' agreement

In connection with the 2004 Transactions, our stockholders, Warburg Pincus and PP Holding, LLC, entered into a stockholders' agreement which will govern our shares of capital stock.

The stockholders' agreement provides that, subject to certain customary exceptions, in the event we propose to issue equity securities, Warburg Pincus and PP Holding, LLC are entitled to participate in such proposed issuance on a pro rata basis. Those participation rights, and certain other rights granted under the stockholders' agreement, will terminate automatically upon the closing of an initial public offering. The stockholders agreement further provides that until the initial public offering, Warburg Pincus will have the right to designate a majority of our board of directors.

Stockholders' registration rights agreement

In connection with the 2004 Transactions, our stockholders and certain management investors entered into a stockholders' registration rights agreement, which granted such stockholders certain customary registration rights, including demand, piggy-back and Form S-3 registration rights.

Transition services

In connection with the closing of the 2004 Transactions, Polypore, Inc. entered into a transition services agreement with The InterTech Group, one of our former stockholders, pursuant to which InterTech will provide us with office space and certain administrative services for a period of up to two years from the closing of the 2004 Transactions. Payments to Intertech under the transition services agreement were $32,000 in 2005 and $477,000 in 2004. Prior to the closing of the 2004 Transactions, we leased the same office space and similar administrative services on a month to month basis, with no written agreement governing the relationship.

Tax sharing agreement

We have entered into a tax sharing agreement with our subsidiaries. Under the terms of the tax sharing agreement, we and each of our subsidiaries are obligated to make payments to us equal to the amount of the federal and state income taxes that such subsidiaries and their subsidiaries would have owed if we did not file our federal and state income tax returns on a consolidated or combined basis, with cash payments to us being limited by our actual cash tax obligations.

German investment

Our German subsidiary has equity investments in two companies that provide patent, trademark and research services for us. The investments represent approximately 25% ownership in each of the firms and are accounted for by the equity method of accounting. The equity investment account balance was $177,000 and $150,000 at December 30, 2006 and December 31, 2005, respectively. Charges from the affiliates for work performed were $961,000 in 2006, $1,407,000 in 2005, $474,000 for the period from May 2, 2004 through January 1, 2005 and $523,000 for the period from January 4, 2004 through May 1, 2004. The Company has amounts due to the affiliates of approximately $59,000 and $84,000 at December 30, 2006 December 31, 2005, respectively.

Policies and procedures regarding transactions with related persons

Pursuant to our policies, any transactions between the Company and a Company affiliate, director, employee, an immediate family member of a Company director or employee or business entities in which a Company director or employee or an immediate family member of a Company director employee is an officer, director and/or controlling shareholder must be conducted at arm's length. Any consideration paid or received by the Company in such a transaction must be on terms no less favorable than terms available to an unaffiliated third party under similar circumstances. Any interest of a director or officer in such transactions that do not require prior Board approval shall be reported to the Board of Directors at least annually.

Certain United States tax considerations for non-U.S. holders

The following is a general discussion of material U.S. federal income tax considerations regarding the ownership and disposition of shares of our common stock applicable to non-U.S. holders as of the date hereof. In general, a "non-U.S. holder" is any beneficial owner of 5% or less of our common stock other than:

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an individual who is a citizen or resident of the United States;

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a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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a partnership or other entity taxable as a partnership;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source;

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a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person; or

•
a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

This discussion is based on current provisions of the Internal Revenue Code, Treasury regulations promulgated or proposed thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as controlled foreign corporations, passive foreign investment companies and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% on the gross amount of such dividends. The withholding tax may not apply or may apply at a reduced rate under the terms of an applicable income tax treaty between the

United States and the non-U.S. holder's country of residence. In order to claim the benefit of an applicable treaty rate or exemption, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN (or any successor form) to us or our paying agent certifying its entitlement to benefits under the treaty, provided, however, that special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate). A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on sale or other disposition of common stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

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the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States (and, possibly, the branch profits tax discussed above in the case of a non-U.S. holder that is a corporation);

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the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States);

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the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•
we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period.

We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market and certain minimum trading activity thresholds are met.

Backup withholding, information reporting and other reporting requirements

Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Copies of these information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty. A non-U.S. holder may have to comply with certification procedures to establish that the holder is not a United States person in order to avoid additional information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding will be allowed as a credit against the non-U.S. holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager and is acting as representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to                           additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us or, in the case of any additional shares, to the selling stockholders per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Paid by us without overallotment exercise	Paid by selling stockholders with overallotment exercise

Per share	$	$

Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, with limited exceptions, for a period of 180 days after the date of the final prospectus, we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) sales of common stock in this offering, (b) any shares of common stock issued upon the exercise of the options granted under existing employee stock option plans and any options to purchase shares of common stock issued under existing stock option plans, and (c) the transfer of shares of our common stock to any seller in connection with an acquisition by us or one of our subsidiaries that does not involve registration of such shares of common stock pursuant to the Securities Act where the number of shares of common stock issued and/or sold does not, in the aggregate, exceed more than 10% of the number of outstanding shares of common stock outstanding (after giving effect to the sale of the shares of common stock in this offering) and the recipients agree to be bound by the lock-up agreements described below.

Our directors and executive officers, and substantially all of our stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to list shares of our common stock on the NYSE under the symbol "PPO." In connection with this listing, the underwriters will undertake to sell the shares of common stock to ensure that the NYSE distribution standards are met.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representative;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Market Act 2000 ("FSMA")) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of common stock to the public in that Relevant Member

State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•
to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•
to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer; or

•
in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of J.P. Morgan Securities Inc. acts as administrative agent and as a lender under Polypore, Inc.'s existing senior secured credit facility.

Legal matters

The validity of the shares of common stock being offered in this offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain partners of Willkie Farr & Gallagher LLP own in the aggregate less than 1% of the limited partnership interests of Warburg Pincus Private Equity VIII, L.P. Certain legal matters with respect to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Polypore International, Inc. at December 30, 2006 and December 31, 2005, and for each of the two years in the period ended December 30, 2006 and the period from May 2, 2004 through January 1, 2005 (Successor) and the period from January 4, 2004 through May 1, 2004 (Predecessor), appearing in this Prospectus and Registration Statement and the related financial statement schedule included in the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC under the Securities Act, a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed with the registration statements. You may inspect a copy of the registration statement and the exhibits and schedules filed with the registration statement without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from such office at prescribed rates. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Polypore International, Inc., that file electronically with the SEC.

We file periodic reports and other information with the SEC. Upon the completion of this offering, we will also be subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports and other information are available (and such proxy statements will be available) for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.polypore.net. You may access our periodic reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm	F-2
Audited consolidated balance sheets of Polypore International, Inc. at December 30, 2006 and December 31, 2005	F-3

Audited consolidated statements of operations of Polypore International, Inc.
for the years ended December 30, 2006, December 31, 2005 and for the period from May 2, 2004 to January 1, 2005 (Successor) and
for the period January 4, 2004 to May 1, 2004 (Predecessor)	F-4

Audited consolidated statements of shareholders' equity of Polypore International, Inc.
for the years ended December 30, 2006, December 31, 2005 and for the period from May 2, 2004 to January 1, 2005 (Successor) and
for the period January 4, 2004 to May 1, 2004 (Predecessor)	F-5

Audited consolidated statements of cash flows of Polypore International, Inc.
for the years ended December 30, 2006, December 31, 2005 and for the period from May 2, 2004 to January 1, 2005 (Successor) and
for the period January 4, 2004 to May 1, 2004 (Predecessor)	F-6
Notes to audited consolidated financial statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors
Polypore International, Inc.

We have audited the accompanying consolidated balance sheets of Polypore International, Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 30, 2006 and December 31, 2005, and for the period from May 2, 2004 to January 1, 2005 (Successor), and the consolidated statement of operations, shareholders' equity, and cash flows for the period January 4, 2004 to May 1, 2004 (Predecessor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polypore International, Inc. at December 30, 2006 and December 31, 2005, and the consolidated results of its operations and its cash flows for the years ended December 30, 2006 and December 31, 2005, and for the period from May 2, 2004 to January 1, 2005 (Successor), and the consolidated results of its operations and cash flows for the period January 4, 2004 to May 1, 2004 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Emerging Issues Task Force No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" and changed its method of accounting for share-based compensation.

Charlotte, North Carolina March 9, 2007	/s/ ERNST & YOUNG LLP

Polypore International, Inc.
Consolidated balance sheets

(in thousands, except share data)	December 30, 2006	December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$54,712	$28,060
Accounts receivable, net	102,110	88,347
Inventories	67,741	60,539
Deferred income taxes	—	410
Prepaid and other	13,386	8,625

Total current assets	237,949	185,981
Property, plant and equipment, net	363,526	370,871
Goodwill	567,587	567,587
Intangibles and loan acquisition costs, net	204,645	222,666
Environmental indemnification receivable	15,236	16,366
Other	917	1,105

Total assets	$1,389,860	$1,364,576

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$25,494	$23,209
Accrued liabilities	55,883	32,804
Income taxes payable	3,689	4,284
Current portion of debt	3,938	1,224
Current portion of capital lease obligation	1,377	1,326

Total current liabilities	90,381	62,847
Debt, less current portion	1,038,837	994,270
Capital lease obligation, less current portion	4,754	6,018
Pension and postretirement benefits	61,219	51,386
Postemployment benefits	4,451	7,096
Environmental reserve, less current portion	22,935	22,264
Deferred income taxes	94,347	125,501
Other	3,274	1,862
Commitments and contingencies
Shareholders' equity:
Common stock, $.01 par value—350,000 shares authorized, 171,938 and 171,421 issued and outstanding at December 30, 2006 and December 31, 2005, respectively	2	2
Paid-in capital	125,485	124,924
Retained deficit	(51,776)	(22,207)
Accumulated other comprehensive loss	(4,049)	(9,387)

	69,662	93,332

Total liabilities and shareholders' equity	$1,389,860	$1,364,576

See notes to consolidated financial statements

Polypore International, Inc.
Consolidated statements of operations

	Successor			Predecessor
(in thousands, except per share data)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Net sales	$479,677	$432,504	$311,089	$179,273
Cost of goods sold	314,736	282,270	225,918	110,166

Gross profit	164,941	150,234	85,171	69,107
Selling, general and administrative expenses	87,900	75,539	50,186	24,895
Business restructuring	37,027	8,693	13,899	—
In process research and development	—	—	5,250	—
Other	—	—	—	(1,514)

Operating income	40,014	66,002	15,836	45,726
Other (income) expense:
Interest expense, net	92,287	81,988	42,098	6,048
Foreign currency and other	3,207	(4,418)	1,656	481
Change in accounting principle related to postemployment benefits	(2,593)	—	—	—
Unrealized gain on derivative instrument	—	—	—	(1,321)

	92,901	77,570	43,754	5,208

Income (loss) before income taxes	(52,887)	(11,568)	(27,918)	40,518
Income taxes	(23,087)	(8,626)	(8,653)	13,685

Income (loss) before the cumulative effect of a change in accounting principle	(29,800)	(2,942)	(19,265)	26,833
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes of $139	231	—	—	—

Net income (loss)	(29,569)	(2,942)	(19,265)	26,833
Redeemable preferred stock dividends	—	—	—	(424)

Net income (loss) applicable to common stock	$(29,569)	$(2,942)	$(19,265)	$26,409

Net income (loss) per share—basic and diluted:
Income (loss) before the cumulative effect of a change in accounting principle	$(173.56)	$(17.16)	$(112.48)	$170.29
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes	1.35	—	—	—

Net income (loss) per share	$(172.21)	$(17.16)	$(112.48)	$170.29

Weighted average shares outstanding—basic and diluted	171,701	171,421	171,281	155,086

See notes to consolidated financial statements

Polypore International, Inc.
Consolidated statements of shareholders' equity

(In thousands, except per share data)	Common Stock	Paid-in Capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)

Predecessor
Balance at January 3, 2004	$2	$1,718	$124,519	$63,518	$189,757
Net income for the period from January 4, 2004 through May 1, 2004	—	—	26,833	—	26,833	$26,833
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	(19,883)	(19,883)	(19,883)
Additional minimum pension liability, net of income tax benefit of $18	—	—	—	35	35	35
Cumulative dividends on Class A Preferred Stock—$30.27 per share	—	—	(424)	—	(424)	—

Balance at May 1, 2004	$2	$1,718	$150,928	$43,670	$196,318

Comprehensive income for the period from January 4, 2004 through May 1, 2004						$6,985

Successor
Issuance of common stock in connection with the Transactions	$2	$170,383	$—	$—	$170,385
Issuance of common stock	—	1,036	—	—	1,036
Net loss for the period from May 2, 2004 through January 1, 2005	—	—	(19,265)	—	(19,265)	$(19,265)
Stock compensation	—	239	—	—	239	—
Dividends on Series A Common Stock—$275.29 per share	—	(47,190)	—	—	(47,190)	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	696	696	696

Balance at January 1, 2005	2	124,468	(19,265)	696	105,901
Comprehensive loss for the period from May 2, 2004 through January 1, 2005						$(18,569)

Net loss for the year ended December 31, 2005	—	—	(2,942)	—	(2,942)	$(2,942)
Stock compensation	—	456	—	—	456	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	(6,630)	(6,630)	(6,630)
Additional minimum pension liability, net of income tax benefit of $2,304	—	—	—	(3,453)	(3,453)	(3,453)

Balance at December 31, 2005	2	124,924	(22,207)	(9,387)	93,332
Comprehensive income for the year ended December 31, 2005						$(13,025)

Net loss for the year ended December 30, 2006	—	—	(29,569)	—	(29,569)	$(29,569)
Stock compensation	—	162	—	—	162	—
Issuance of common stock	—	399	—	—	399	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	6,786	6,786	6,786
Additional minimum pension liability, net of income tax benefit of $956	—	—	—	(1,448)	(1,448)	(1,448)

Balance at December 30, 2006	$2	$125,485	$(51,776)	$(4,049)	$69,662

Comprehensive loss for the year ended December 30, 2006						$(24,231)

See notes to consolidated financial statements

Polypore International, Inc.
Consolidated statements of cash flows

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Operating activities:
Net income (loss)	$(29,569)	$(2,942)	$(19,265)	$26,833
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	42,512	36,396	21,962	14,409
Amortization expense	17,700	17,703	11,775	808
Amortization of loan acquisition costs	2,994	2,755	1,724	632
Amortization of debt discount	24,336	22,058	4,262	—
Stock compensation	532	456	239	—
Inventory purchase accounting	—	—	19,007	—
(Gain) loss on disposal of property, plant and equipment	1,297	595	488	(1,432)
Foreign currency (gain) loss	1,678	(2,818)	2,602	334
Unrealized gain on derivative instrument	—	—	—	(1,321)
Deferred income taxes	(34,908)	(17,597)	5,867	(2,080)
Business restructuring	37,027	8,693	15,687	—
Change in accounting principle related to postemployment benefits	(2,593)	—	—	—
Cumulative effect of a change in accounting principle related to stock compensation	(370)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,659)	10,400	737	(13,189)
Inventories	(2,652)	(4,307)	1,943	(1,434)
Prepaid and other current assets	(3,735)	(3,885)	694	(107)
Accounts payable and accrued liabilities	(20)	(19,384)	(23,730)	6,066
Income taxes payable	(1,025)	12,078	(16,276)	233
Other, net	4,420	3,988	(6,712)	(841)

Net cash provided by operating activities	49,965	64,189	21,004	28,911
Investing activities:
Purchases of property, plant and equipment	(23,973)	(13,017)	(9,882)	(5,497)
Proceeds from sale of property, plant and equipment	61	24	62	1,923
Acquisitions, net of cash acquired		—	(867,369)	—

Net cash used in investing activities	(23,912)	(12,993)	(877,189)	(3,574)
Financing activities:
Proceeds from debt	—	—	1,020,982	610
Principal payments on debt	(3,433)	(50,389)	(265,024)	(7,923)
Borrowings on revolving credit agreement	—	—	1,500	—
Payments on revolving credit agreement	—	—	(11,500)	—
Loan acquisition costs	(15)	(2,400)	(20,392)	(59)
Issuance of common stock	399	—	171,421	—
Issuance of nonconvertible preferred stock	—	—	150,000	—
Redemption of nonconvertible preferred stock	—	—	(150,000)	—
Payment of dividends	—	—	(47,190)	—

Net cash provided by (used in) financing activities	(3,049)	(52,789)	849,797	(7,372)
Effect of exchange rate changes on cash and cash equivalents	3,648	(3,496)	3,665	(2,156)

Net increase (decrease) in cash and cash equivalents	26,652	(5,089)	(2,723)	15,809
Cash and cash equivalents at beginning of period	28,060	33,149	35,872	20,063

Cash and cash equivalents at end of period	$54,712	$28,060	$33,149	$35,872

Supplemental cash flow information
Cash paid for interest	$65,944	$57,296	$30,897	$5,921
Cash paid (refunds received) for income taxes	12,985	(3,108)	9,550	7,607
Supplemental non-cash financing activities
Unpaid dividends on preferred stock	—	—	—	424
Equipment financed under capital lease	—	—	8,823	—
Acquisition
Fair value of assets acquired	—	—	1,421,121	—
Liabilities assumed and incurred	—	—	553,752	—
Cash paid	—	—	867,369	—

See notes to consolidated financial statements

Polypore International, Inc.

Notes to consolidated financial statements

1.    Description of business and transactions

Description of Business

Polypore International, Inc. (the "Company" or "Successor") is a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The Company has a global presence in the major geographic markets of North America, South America, Western Europe and Asia.

Change in ownership

On May 13, 2004, the Company acquired 100% of the outstanding common stock of PP Holding Corporation and its wholly owned subsidiary, PP Acquisition Corporation ("PP Acquisition"), for $320,385,000 in cash. On May 13, 2004, PP Acquisition purchased the outstanding capital stock of Polypore, Inc. ("Polypore"). The aggregate purchase price, including acquisition related costs, was approximately $1,150,073,000 in cash. In connection with the acquisition, PP Acquisition obtained a new credit facility with initial borrowings of approximately $414,920,000 and issued 8.75% senior subordinated notes with a face amount of $405,915,000. PP Acquisition used the net proceeds from the new credit facility, the issuance of senior subordinated debt and equity contributions to pay the net purchase price to the existing shareholders, repay all outstanding indebtedness under Polypore's existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition merged with and into Polypore, with Polypore as the surviving corporation. These events are hereinafter referred to as the "Transactions".

The acquisition of Polypore by PP Acquisition was accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations. The total cost of the acquisition has been allocated as a change in basis to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of May 13, 2004, the date of the Transactions. For accounting purposes, the acquisition was accounted for as if it occurred on the last day of the Company's fiscal month ended May 1, 2004, which is the closest fiscal month end to May 13, 2004, the closing date of the acquisition.

2.    Accounting policies

Basis of presentation and use of estimates

For purposes of presentation, the accompanying consolidated statements of operations and cash flows for the years ended December 30, 2006 and December 31, 2005 and the period from May 2, 2004 through January 1, 2005 reflect the operating results and cash flows of the Company subsequent to the Transactions ("Successor"). The consolidated statements of operations and cash flows for the period from January 4, 2004 through May 1, 2004 reflect the operating results and cash flows of the Company prior to the Transactions ("Predecessor").

The accompanying consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the

Company and its subsidiaries. All material intercompany accounts are eliminated in consolidation. Certain amounts previously presented in the consolidated financial statements for prior periods have been reclassified to conform to current classifications. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting period

The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to December 31. The fiscal years ended December 30, 2006 (Successor) and December 31, 2005 (Successor) include 52 weeks. The period from May 2, 2004 through January 1, 2005 (Successor) includes 35 weeks, and the period from January 4, 2004 through May 1, 2004 (Predecessor) includes 17 weeks (together, 52 weeks).

Revenue recognition

Revenue from product sales is recognized at the time ownership of goods transfers to the customer and the earnings process is complete. Amounts billed to customers for shipping and handling are recorded in "Net sales" in the accompanying consolidated statements of operations. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in "Cost of goods sold" in the accompanying consolidated statements of operations. Estimates for sales returns and allowances and product returns are recognized in the period in which the revenue is recorded. Product returns and warranty expenses were not material for all periods presented.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting and consist of:

(in thousands)	December 30, 2006	December 31, 2005

Raw materials	$21,714	$21,485
Work-in-process	10,679	7,171
Finished goods	35,348	31,883

Total	$67,741	$60,539

In connection with the Transactions, the value of inventory on hand at May 1, 2004 was increased by $19,007,000 to reflect the fair value of such inventory, less cost to sell. Operating results for the period from May 2, 2004 through January 1, 2005 include an increase in cost of goods sold of $19,007,000, representing the write-off of the inventory purchase accounting adjustment as this inventory was sold.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets. The estimated useful lives established for buildings and land improvements range from 20 to 39.5 years and the estimated useful lives established for machinery and equipment range from 5 to 15 years.

Intangibles and loan acquisition costs

Identified intangible assets subject to amortization consist of a supply agreement, customer relationships and technology and patents. Loan acquisition costs are amortized over the term of the related debt. Amortization expense for loan acquisition costs is classified as interest expense. Indefinite lived intangible assets consist of trade names and are not amortized, but are subject to an annual impairment test.

Impairment of long-lived assets

Property, plant and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. In 2006 and 2005, the Company recorded impairment charges of $17,492,000 and $1,278,000, respectively, for property, plant and equipment in connection with the restructuring plans described in Footnote 12. The impairment charges are included in "Business Restructuring" in the accompanying consolidated statements of operations. There were no impairments of long-lived assets in 2004.

Goodwill

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized, but is subject to an annual impairment test. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. The Company performs its annual impairment assessment as of the first day of the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

Asset Retirement Obligations

In accordance with FASB Statement No. 143, "Accounting for Asset Retirement Obligations" and FIN 47, "Accounting for Conditional Asset Retirement Obligations", the Company has completed its analysis to identify asset retirement obligations and to estimate the associated fair value. As of December 30, 2006 the Company did not identify any material asset retirement obligations. If the Company had identified and estimated material asset retirement obligations it would then initially measure the obligation at fair value and record it as a liability with a corresponding increase in the carrying amount of the underlying property. Subsequently, the asset retirement obligation would accrete until the time the retirement obligation is expected to settle while the asset retirement cost is amortized over the useful life of the underlying property.

Research and development

The cost of research and development by the Company is charged to expense as incurred and is included in "Selling, general and administrative expenses" in the consolidated statements of operations. Research and development expense, excluding the write-off of in-process research and development, was $13,135,000 in 2006, $12,137,000 in 2005, $9,528,000 for the period from May 2, 2004 to January 1, 2005 and $4,116,000 for the period from January 4, 2004 through May 1, 2004.

In connection with the Transactions, $5,250,000 was allocated to in-process research and development ("IPR&D") and expensed during the period from May 2, 2004 through January 1, 2005 in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

Stock compensation

On January 1, 2006, the Company adopted FASB Statement No. 123 (R), Share-Based Payment ("FAS 123(R)") using the modified prospective transition method, which does not require the restatement of prior periods. Prior to adopting FAS 123(R), the Company accounted for employee share-based compensation using the fair value method under FASB Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123(R) requires forfeitures to be estimated at the time of grant and the estimate should be revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Prior to the adoption of FAS 123(R), the Company accounted for forfeitures as they occurred as allowed under FAS 123. The change in accounting for forfeitures under FAS 123(R) resulted in a $231,000 charge, net of applicable income taxes, that was recorded as a cumulative effect of a change in accounting principle. As a result of adopting FAS 123(R), the Company's loss before income taxes and net loss decreased by $128,000 and $80,000, respectively, for the year ended December 30, 2006. Additionally, basic and diluted loss per share decreased by $0.47. The adoption of FAS 123(R) did not have a significant impact on cash flows from operations or financing activities.

Income taxes

The provision for income taxes and corresponding balance sheet accounts are determined in accordance with FASB Statement No. 109, Accounting for Income Taxes ("FAS 109"). Under FAS 109, the deferred tax liabilities and assets are determined based on temporary differences between the basis of certain assets and liabilities for income tax and financial reporting purposes. A valuation allowance is recognized if it is more likely than not that a portion of the deferred tax assets will not be realized in the future.

Foreign currency translation

The local currencies of the Company's foreign subsidiaries are the functional currencies in accordance with FASB Statement No. 52, Foreign Currency Translation. Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at current exchange rates and resulting translation adjustments are reported in accumulated other comprehensive income. Income statement amounts are translated at weighted average exchange rates prevailing during the period. Transaction gains and losses are included in the determination of net income.

In connection with the Transactions, the Company obtained euro-denominated senior secured and senior subordinated notes that effectively hedge the Company's net investment in foreign subsidiaries. Foreign currency losses of $24,969,000 and gains of $33,546,000 resulting from the translation of the euro-denominated debt at December 30, 2006 and December 31, 2005, respectively, have been recorded in accumulated other comprehensive loss.

Net income (loss) per share

Basic income (loss) per common share is based on the weighted-average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted income (loss) per common share considers the impact of dilution from stock options and convertible preferred stock. Potential common shares that would increase net income per share amounts or decrease net loss per share amounts are antidilutive and are, therefore, excluded from the net income (loss) per common share computation.

Accounts receivable and concentrations of credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk, as defined by FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. Accounts receivable, net of allowance for doubtful accounts, are carried at cost, which approximates fair value. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts was $8,610,000 and $6,815,000 at December 30, 2006 and December 31, 2005, respectively, which management believes is adequate to provide for credit losses in the normal course of business, as well as losses for customers who filed for protection under bankruptcy law. The Company charges accounts receivables off against the allowance for doubtful accounts when it deems them to be uncollectible on a specific identification basis. Exide Corporation, a customer of the Company's energy storage segment, accounted for approximately 13%, 17% and 14% of the Company's sales in 2006, 2005 and 2004, respectively.

Derivatives

The Company accounts for derivative instruments in accordance with FASB Statement No. 133, Accounting for Derivatives and Hedging Activity ("FAS 133"). Under FAS 133, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to shareholders' equity through other comprehensive income.

Fair value of financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. The carrying amount of borrowings under the senior secured credit facilities approximates fair value because the interest rate adjusts to market interest rates. The fair value of the 8.75% senior subordinated notes and the 10.5% senior discount notes, based on a quoted market price, was $419,450,000 and $238,500,000, respectively, at December 30, 2006. The carrying values of all of the other financial instruments approximate their fair values.

Recent accounting pronouncements

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections ("FAS 154"). This statement establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. FAS 154 completely replaces APB Opinion No. 20 and FAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity and the correction of errors. The impact of this standard, if any, will depend upon accounting changes or corrections of errors that may occur in future periods. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On January 1, 2006, the Company adopted EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit

Early Retirement Arrangements) ("EITF 05-5"). The EITF agreed with FASB staff observations that the salary components of Type I and Type II ATZ arrangements (excluding the bonus and additional contributions into the German government pension scheme) should be recognized over the period from the point at which the ATZ period begins until the end of the active service period. Additionally, the portion of the salary that is deferred under a Type II arrangement should be discounted if payment is expected to be deferred for a period longer than one year. In addition, the EITF reached a consensus that the bonus feature and the additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II ATZ arrangement should be accounted for as a postemployment benefit under Statement 112. An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The EITF also concluded that the employer should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. As a result of adopting this consensus, which was treated as a change in accounting estimate effected by a change in accounting principle, the Company is required to recognize the bonus feature of its ATZ arrangements over the remaining active service period of the employees that have signed ATZ contracts. The Company had previously accrued for the bonus feature of its ATZ arrangements through purchase accounting in connection with an acquisition in 2002. As a result of the adoption of EITF 05-5, the Company reduced the accrual for postemployment benefits and recognized $2,593,000 in other income. The reduction in the accrual decreased the 2006 net loss by $1,634,000, or $9.51 per share. As a result of adopting EITF 05-5, the Company's loss before income taxes and net loss increased by $1,235,000 and $778,000, respectively, for the year ended December 30, 2006. Additionally, basic and diluted loss per share increased by $4.53.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertain tax positions. This Interpretation allows the tax effects from an uncertain tax position to be recognized in the Company's financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. This requirement will be effective for fiscal years ending after June 15, 2007. FAS 158 also requires an employer to measure defined benefit plan assets and obligations as of the date of its fiscal year-end, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact the adoption of FAS 158 will have on its consolidated financial statements.

3.    Property, Plant and Equipment

 Property, plant and equipment consist of:

(in thousands)	December 30, 2006	December 31, 2005

Land	$15,866	$14,531
Buildings and land improvements	99,226	105,692
Machinery and equipment	335,999	288,974
Construction in progress	12,345	19,078

	463,436	428,275
Less accumulated depreciation	99,910	57,404

	$363,526	$370,871

4.    Intangibles, Loan Acquisition and Other Costs

 Intangibles, loan acquisition and other costs consist of:

		December 30, 2006		December 31, 2005
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Intangible and other assets subject to amortization:
Supply agreement	5	$9,070	$5,068	$9,070	$3,167
Customer relationships	16	180,132	29,520	179,111	18,338
Technology and patents	8	37,085	12,938	35,475	7,741
Loan acquisition costs	8	22,807	7,472	22,792	4,478
Intangible assets not subject to amortization:
Trade names	Indefinite	10,549	—	9,942	—

		$259,643	$54,998	$256,390	$33,724

The change in the gross carrying amount of intangible assets resulted from changes in foreign currency translation rates. Amortization expense, including amortization of loan acquisition costs classified as interest expense, was $20,694,000 in 2006, $20,458,000 in 2005, $13,497,000 for the period from May 2, 2004 through January 1, 2005 and $1,441,000 for the period from

January 4, 2004 through May 1, 2004. The Company's estimate of amortization expense for the five succeeding years is as follows:

(in thousands)

2007	$20,546
2008	20,491
2009	18,792
2010	18,591
2011	18,207

5.    Goodwill

 There were no changes to the carrying amount of goodwill during 2006. The changes in carrying amount of goodwill during 2005 were as follows:

(in thousands)	Energy Storage	Separations Media	Total

Balance as of January 1, 2005	$388,956	$176,958	$565,914
Purchase accounting adjustments related to the Transactions	1,673	—	1,673
Purchase accounting adjustments to finalize allocation of goodwill between segments	(34,456)	34,456	—

Balance as of December 31, 2005	$356,173	$211,414	$567,587

During 2005, the Company finalized the purchase price allocation for the Transactions and made related purchase accounting adjustments, including adjustments for the final allocation of goodwill between segments.

6.    Accrued Liabilities

 Accrued liabilities consist of:

(in thousands)	December 30, 2006	December 31, 2005

Compensation expense and other fringe benefits	$19,216	$10,104
Current portion of business restructuring	17,154	5,150
Accrued interest	4,697	4,480
Current portion of environmental reserve	5,060	3,304
Taxes other than income	852	1,037
Other	8,904	8,729

	$55,883	$32,804

7.    Debt

 Debt, in order of priority, consists of:

(in thousands)	December 30, 2006	December 31, 2005

Senior credit facilities:
Revolving credit facility	$—	$—
Term loan facilities	369,163	365,735
8.75% senior subordinated notes	422,550	401,955
10.50% senior discount notes, net of unamortized original issue discount of $49,153 and $73,489, respectively	250,847	226,511
Other	215	1,293

	1,042,775	995,494
Less current maturities	3,938	1,224

Long-term debt	$1,038,837	$994,270

In connection with the Transactions, Polypore obtained a new senior secured credit agreement and repaid all indebtedness under its former credit agreement. The new senior secured credit agreement provides for senior secured financing consisting of a $370,000,000 term loan facility, €36,000,000 term loan facility and a $90,000,000 revolving loan facility. The term loans mature in November 2011 and the revolving credit facility matures in May 2010. Interest rates under the new senior secured credit facilities are, at Polypore's option, equal to either an alternate base rate or an adjusted LIBO rate, plus an applicable margin percentage. At December 30, 2006, the applicable margin percentage was 2.00% for alternate base rate loans and 3.00% for adjusted LIBO rate loans.

Polypore used cash generated from operations to make optional prepayments on the term loans of $20,000,000 and $25,000,000 on September 30, 2005 and March 1, 2005, respectively. In accordance with the credit agreement, the prepayments were applied first to the quarterly principal payments due for the next twelve months and second, pro rata against the remaining scheduled principal payments. After giving effect to the 2005 optional prepayments, the term loans require quarterly payments of principal at the end of each fiscal quarter beginning on December 29, 2006.

Polypore's immediate parent, PP Holding Corporation, and Polypore's domestic subsidiaries guarantee indebtedness under the credit agreement. Substantially all assets of Polypore and its domestic subsidiaries and a first priority pledge of 66% of the voting capital stock of its foreign subsidiaries secure indebtedness under the credit agreement. The senior secured credit agreement is subject to covenants customary for financings of this type, including maximum leverage ratio, minimum interest coverage ratio and limitations on capital spending. Polypore may not pay dividends on its common stock. Polypore was in compliance with all financial covenants as of December 30, 2006.

In connection with the Transactions, Polypore issued $225,000,000 8.75% senior subordinated dollar notes due 2012 and €150,000,000 8.75% senior subordinated euro notes due 2012 (collectively, the "Notes"). Interest is payable semi-annually on May 15 and November 15. The Notes are subordinated to all of the Company's existing and future senior debt, rank equally with all of its other senior subordinated debt and rank senior to all of its existing and future subordinated debt. Polypore's domestic subsidiaries, subject to certain exceptions, guarantee the Notes.

On October 18, 2004, the Company issued $300,000,000 10.5% senior discount notes due 2012 with net proceeds of $200,190,000. The net proceeds from the issuance of the discount notes were used to redeem the Series A nonconvertible preferred stock for $150,000,000 and pay a dividend to the common shareholders of $47,190,000.

Prior to October 1, 2008, interest accrues on the notes in the form of an increase in the accreted value of the discount notes. The accreted value of the notes will increase from the date of issuance until October 1, 2008 at a rate of 10.5% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity of $300,000,000 on October 1, 2008. Beginning on October 1, 2008, cash interest on the notes will accrue at a rate of 10.5% per annum and will be payable semi-annually beginning in April 2009. The notes mature on October 1, 2012. The discount notes are senior unsecured obligations of the Company and are not guaranteed by Polypore and its subsidiaries. Polypore's credit agreement and the indenture governing the 8.75% senior subordinated notes significantly restrict Polypore and its subsidiaries from paying dividends and otherwise transferring assets to the Company.

Minimum scheduled principal repayments of debt (undiscounted) are as follows:

(in thousands)

2007	$3,938
2008	3,850
2009	3,786
2010	3,786
2011	354,018
Thereafter	722,550

$1,091,928

8.    Commitments and contingencies

Leases

The Company leases certain equipment and facilities under operating leases. Rent expense was $1,877,000 in 2006, $3,839,000 in 2005, $3,687,000 for the period from May 2, 2004 through January 1, 2005 and $1,633,000 for the period from January 4, 2004 through May 1, 2004.

The Company leases certain machinery and equipment under a capital lease agreement. The capital lease agreement expires in February 2011 and has an early buyout option in October 2009. Assets recorded under the capital lease are included in property, plant and equipment. At December 30, 2006 and December 31, 2005, the cost of assets under the capital lease agreement was $8,823,000 and accumulated depreciation was $3,059,000 and $1,647,000, respectively. Amortization of assets under the capital lease is included in depreciation expense.

Future minimum capital and operating lease payments at December 30, 2006 are:

(in thousands)	Capital Leases	Operating Leases

2007	$1,604	$1,052
2008	1,604	418
2009	1,604	149
2010	1,604	33
2011	268	12

	6,684	$1,664

Less amounts representing interest	553

Present value of minimum lease payments	6,131
Less current portion	1,377

	$4,754

Raw materials

The Company employs a global purchasing strategy to achieve pricing leverage on its purchases of major raw materials. Accordingly, the Company purchases the majority of each type of raw material from one primary supplier with additional suppliers having been qualified to supply the Company if an interruption in supply were to occur. The Company believes that alternative sources of raw materials are readily available and the loss of any particular supplier would not have a material impact on the results of the Company's operations. However, the loss of raw material supply sources could, in the short term, adversely affect the Company's business until alternative supply arrangements were secured.

Collective bargaining agreements

At December 30, 2006, the Company had approximately 1,800 employees worldwide. In the United States, approximately 250 employees are represented by labor unions which have entered into separate collective bargaining agreements with the Company.

Other

The Company is from time to time subject to various claims and other matters arising out of the normal conduct of business. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company believes that based on present information, it is unlikely that a liability, if any, exists that would have a materially adverse effect on the consolidated operating results, financial position or cash flows of the Company.

9.    Income taxes

 Significant components of deferred tax assets and liabilities consist of:

(in thousands)	December 30, 2006	December 31, 2005

Deferred tax assets:
Pension and postretirement benefits	$19,651	$17,666
Vacation pay	515	603
Foreign tax credits	1,850	1,850
State tax credits	1,719	941
Net operating loss carryforwards	16,192	6,220
Environmental reserve	5,151	4,546
Interest expense	17,776	9,201
Other	4,631	4,294

Total deferred tax assets	67,485	45,321
Valuation allowance	(6,200)	(4,037)

Net deferred tax assets	61,285	41,284
Deferred tax liabilities:
Property, plant and equipment	(90,012)	(94,315)
Intangibles	(61,832)	(68,731)
Other	(3,788)	(3,329)

Total deferred tax liabilities	(155,632)	(166,375)

Net deferred taxes	$(94,347)	$(125,091)

The valuation allowance increased approximately $2,163,000 in 2006. At December 30, 2006, the valuation allowance was $6,200,000, of which $769,000 relates to periods prior to the Transactions. Therefore, any reversal of these pre-Transaction amounts would result in a reduction to goodwill.

Deferred taxes are reflected in the consolidated balance sheet as follows:

(in thousands)	December 30, 2006	December 31, 2005

Current deferred tax asset	$—	$410
Non-current deferred tax liability	(94,347)	(125,501)

Net deferred taxes	$(94,347)	$(125,091)

For financial reporting purposes, income (loss) before income taxes and cumulative effect of a change in accounting principle includes the following components:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Pretax income (loss):
United States	$(39,635)	$(37,652)	$(28,293)	$22,706
Foreign	(13,252)	26,084	375	17,812

	$(52,887)	$(11,568)	$(27,918)	$40,518

Income tax expense (benefit) consists of:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Current:
U.S. taxes on domestic income	$1,631	$(721)	$(12,071)	$10,805
Foreign taxes	10,329	9,692	(2,449)	4,960

Total current	11,960	8,971	(14,520)	15,765
Deferred:
U.S. taxes on domestic income	(14,492)	(13,234)	3,736	(3,145)
Foreign taxes	(20,416)	(4,363)	2,131	1,065

Total deferred	(34,908)	(17,597)	5,867	(2,080)

	$(22,948)	$(8,626)	$(8,653)	$13,685

The Company has total German net operating loss carryforwards of approximately $33,002,000. During 2006, the Company utilized $1,021,000 of the German net operating loss carryforwards at its Norderstedt facility. The carryforwards in Germany do not expire but are subject to certain limitations in their use. The Company has net operating loss carryforwards in Austria of approximately $3,570,000. The carryforwards in Austria do not expire but are subject to certain limitations in their use. Since the Company has closed its facility in Austria, a full valuation allowance has been provided for these carryforwards. The Company has net operating loss carryforwards in the United States of approximately $13,607,000 that expire beginning in 2026.

Income taxes at the Company's effective tax rate differed from income taxes at the statutory rate as follows:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Computed income taxes at the expected statutory rate	$(18,381)	$(4,049)	$(9,771)	$14,181
In process research and development	—	—	1,953	—
Extraterritorial income exclusion	(1,361)	(1,300)	(1,256)	(688)
State and local taxes	(1,525)	(1,562)	(1,082)	681
Foreign taxes	(5,738)	(4,654)	584	(1,306)
Subpart F income inclusion	—	337	—	—
Interest expense disallowed	1,232	1,154	—	—
Valuation allowance	2,163	1,792	334	1,774
Provisions for uncertain tax positions	1,235	—	—	—
Other	(573)	(344)	585	(957)

Income tax provision (benefit)	$(22,948)	$(8,626)	$(8,653)	$13,685

Income tax expense recorded in the financial statements differs from the Federal statutory income tax rate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income and various changes in estimates of permanent differences and valuation allowances.

Taxes have been provided on earnings distributed and expected to be distributed by the Company's foreign subsidiaries. All other foreign earnings are undistributed and considered to be indefinitely reinvested and, accordingly, no provision for U.S. Federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculations; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

The Company has entered into an agreement with the Board of Investment in Thailand under which the Company's Thailand subsidiary is exempt from that country's corporate income tax on income derived from manufacturing activities. Subject to certain limitations, this agreement provides for 100% of the Company's income from manufacturing activities in Thailand to be tax-free through 2010 and 50% of the income to be tax-free for another five years. The benefit recognized from this tax holiday in 2006 and 2005 was approximately $1,300,000 and $1,600,000, respectively.

Although the outcome of tax audits is uncertain, management believes that adequate provisions for income taxes have been made for potential liabilities resulting from such matters. As of December 30, 2006, the Company has total provisions of approximately $7,500,000 for uncertain tax positions, as compared to $6,300,000 as of December 31, 2005. Of this reserve, approximately $6,000,000 relates to periods prior to the Transactions. Therefore, any reversal of these pre-Transaction amounts will result in a reduction to goodwill. Management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position.

10.    Employee benefit plans

Pension and other postretirement benefits

The Company and its subsidiaries sponsor multiple defined benefit pension plans and an other postretirement benefit plan. The Company uses its year-end as a measurement date for the majority of these plans. The following table sets forth the funded status of the defined benefit pension plans and the postretirement plan.

	Pension Plans		Other Postretirement Benefits
(in thousands)	December 30, 2006	December 31, 2005	December 30, 2006	December 31, 2005

Change in Benefit Obligation
Benefit obligation at beginning of period	$(75,114)	$(68,375)	$(1,989)	$(1,925)
Service cost	(2,981)	(4,196)	(34)	(31)
Interest cost	(3,180)	(3,221)	(111)	(114)
Plan amendments	—	(182)	—	—
Participant contributions	—	—	(44)	(40)
Actuarial gain (loss)	(1,529)	(11,052)	106	(29)
Benefit payments	2,291	2,686	146	150
Settlements	3,299	—	—	—
Foreign currency translation and other	(8,492)	9,226	—	—

Projected benefit obligation at end of period	(85,706)	(75,114)	(1,926)	(1,989)
Change in Plan Assets
Fair value of plan assets at beginning of period	20,256	21,648	—	—
Actual return on plan assets	16	1,269	—	—
Company contributions	3,917	2,706	102	110
Participant contributions	—	—	44	40
Benefit payments	(2,291)	(2,686)	(146)	(150)
Settlements	(3,299)	—	—	—
Foreign currency translation and other	2,802	(2,681)	—	—

Fair value of plan assets at end of period	21,401	20,256	—	—
Funded Status
Funded status at end of period	(64,305)	(54,858)	(1,926)	(1,989)
Unrecognized net actuarial (gain) loss	13,219	10,931	(46)	105
Unrecognized prior service cost	—	182	—	—

Net amount recognized	$(51,086)	$(43,745)	$(1,972)	$(1,884)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plans		Other Postretirement Benefits
(in thousands)	December 30, 2006	December 31, 2005	December 30, 2006	December 31, 2005

Net amount recognized	$(51,086)	$(43,745)	$(1,972)	$(1,884)
Accumulated other comprehensive loss	(8,161)	(5,757)	—	—

Pension and postretirement benefits liabilities	$(59,247)	$(49,502)	$(1,972)	$(1,884)

At December 30, 2006, the Company's pension plans were based in subsidiaries located outside of the United States. The accumulated benefit obligation for all defined pension plans was

$79,518,000 at December 30, 2006. In 2007, the Company expects to contribute $1,229,000 and $149,000 to its pension and postretirement benefit plans, respectively.

On December 31, 2005, the Company terminated its only U.S. pension plan. The liabilities of the U.S. pension plan were settled during 2006, resulting in a settlement charge of $436,000. In addition, the liabilities of the pension plan at the Company's Austrian facility, which was closed in connection with the 2005 restructuring plan, were settled during 2006 and resulted in a settlement gain of $1,380,000.

The 2005 actuarial loss was impacted by the decrease in the discount rates used in our foreign plans.

The following table provides the components of net periodic benefit cost:

	Pension Plans
	Successor
				Predecessor
	Year ended December 30, 2006	Year ended December 31, 2005
(in thousands)			May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Service cost	$2,981	$3,039	$1,708	$604
Interest cost	3,180	3,221	2,144	891
Expected return on plan assets	(75)	(803)	(589)	(261)
Amortization of prior service cost	16	—	—	57
Recognized net actuarial loss	343	35	8	48
Settlement gain, net	(944)	—	—	—

Net periodic benefit cost	$5,501	$5,492	$3,271	$1,339

	Other Postretirement Benefits
	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Service cost	$34	$31	$19	$9
Interest cost	111	114	77	38
Amortization of prior service cost	—	—	—	(15)
Recognized net actuarial loss	—	8	—	1

Net periodic benefit cost	$145	$153	$96	$33

Weighted average assumptions used to determine the benefit obligation and net periodic benefit costs consist of:

	Pension Plans		Other Postretirement Benefits
Weighted average assumptions as of the end of year	December 30, 2006	December 31, 2005	December 30, 2006	December 31, 2005

Discount rate	2.69%–4.40%	2.95%–5.75%	5.75%	6.50%
Expected return on plan assets	4.00%–5.00%	4.00%–8.00%	N/A	N/A
Rate of compensation increase	2.00%–3.50%	2.00%–3.50%	N/A	N/A
Increase in pension payments	1.75%	2.00%	N/A	N/A
Weighted average discount rate	4.36%	4.23%	N/A	N/A

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate for the medical plan) is 10% for 2006, and is assumed to trend down to 5% by 2011 and thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported.

The Company's pension plan assets, which at December 30, 2006 relate only to plans located outside of the U.S., are invested to obtain a reasonable long-term rate of return at an acceptable level of investment risk. Risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, liability measurements and asset/liability studies. The Company's expected return on plan assets is based on historical market data for each asset class. The assets in the pension plans are diversified across equity and fixed income investments, except for certain pension plans funded by insurance contracts. The investment portfolio has target allocations of approximately 35% equity and 65% fixed income. At December 30, 2006, the actual portfolio allocations approximated the target allocations.

A one-percentage-point change in the health care trend rates would have the following effects:

(in thousands)	1% Increase	1% Decrease

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$1	$(1)
Effect on the health care component of the accumulated postretirement benefit obligation	$8	$(8)

The estimated future benefit payments expected to be paid for each of the next five years and the sum of payments expected for the next five years thereafter are:

(in thousands)	Pension Plans	Other Postretirement Benefits

2007	$2,112	$149
2008	2,336	118
2009	2,663	92
2010	2,982	91
2011	3,208	88
2012–2016	18,795	537

The Company sponsors a 401(k) plan for U.S. salaried employees. Salaried employees are eligible to participate in the plan on January 1, April 1, July 1 or October 1 after their date of employment. Under the plan, employer contributions are defined as 5% of a participant's base salary plus a matching of employee contributions allowing for a maximum matching contribution of 3% of a participant's earnings. The cost of the plan recognized as expense was $1,550,000 in 2006, $1,585,000 in 2005, $769,000 for the period from May 2, 2004 through January 1, 2005 and $382,000 for the period from January 4, 2004 through May 1, 2004.

In accordance with collective bargaining agreements, the Company sponsors a 401(k) plan for U.S. hourly employees subject to such agreements. Depending on the applicable collective bargaining agreement, employer basic contributions are defined as 2% or 3.25% of a participant's base earnings plus a matching of employee contributions allowing for a maximum matching contribution of 2.25% or 2.50% of a participant's earnings. The Company also makes a separate contribution for employees hired prior to January 1, 2000 and who are not eligible for the postretirement benefit plan. The cost of the plan recognized as expense was $613,000 in 2006, $569,000 in 2005, $360,000 for the period from May 2, 2004 through January 1, 2005, and $156,000 for the period from January 4, 2004 through May 1, 2004.

Postemployment benefits

The Company provides postemployment benefits at its German subsidiary under the ATZ early retirement program. The ATZ program allows older workers to stop working before they reach retirement age and receive a reduced salary and certain benefits until they reach retirement age. The Company accounts for benefits provided under the ATZ program in accordance with FASB Statement No. 112, Employers' Accounting for Postemployment Benefits. As discussed in Note 2, the Company adopted EITF No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) on January 1, 2006.

11.    Environmental matters

 The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. Environmental reserves were $27,995,000 and $25,568,000 as of December 30, 2006 and December 31, 2005, respectively.

In connection with the Transactions, the Company identified potential environmental contamination at its manufacturing facility in Potenza, Italy. Based on environmental studies and the initial remediation plan presented to local authorities, the Company recorded a liability of $3,261,000 in connection with the application of purchase accounting for the Transactions. During the fourth quarter of 2006, the Company further refined the remediation plan with the assistance of a third-party advisor and consultations with local authorities, resulting in an increase in the estimated environmental liability of $1,078,000 that was recorded through a charge to earnings. The Company anticipates that expenditures will be made over the next seven to ten years.

As part of an internal self-audit of its Corydon, IN and Owensboro, KY facilities, the Company recently identified instances of potential non-compliance with its environmental operating permits at these facilities. The Company self-reported these issues to the proper state and federal agencies and is taking steps to resolve these issues. Although the agencies have the authority and discretion to issue substantial fines that could be material, based upon management's analysis of facts and circumstances, in consideration of recent cases addressed by the agencies involved, and based upon advice from third-party advisors, the Company does not believe that the maximum penalty will be assessed and that penalties, if any, resulting from this matter will not have a material adverse effect on the business, financial condition or results of operations of the Company.

In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for environmental obligations. The reserve provides for costs to remediate known environmental issues and operational upgrades which are required in order for the Company to remain in compliance with local regulations. The Company anticipates that expenditures will be made over the next seven to ten years. The initial estimate and subsequent finalization of the reserve was included in the allocation of purchase price at the date of acquisition.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. At December 30, 2006 and December 31, 2005, amounts receivable under the indemnification agreements were $18,669,000 and $17,369,000, respectively. The current portion of the indemnification receivable is included in other current assets.

12.    Business restructuring

2006 Restructuring plan

In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, the Company's separations media segment decided to exit the production of cellulosic membranes and realign its cost structure at its Wuppertal, Germany facility. On August 24, 2006, the Company announced a layoff of approximately 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007. The total cost of the plan is expected to be approximately $17,040,000, consisting of $11,403,000 for the employee layoffs and $5,637,000 for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. The Company expects to complete these activities by the end of the second quarter of 2008. The timing, scope and costs of these restructuring measures are subject to change as the Company proceeds with its restructuring plans and further evaluates its business needs and costs. The restructuring charge also included a non-cash impairment charge of $17,492,000 for buildings and equipment used in the production of cellulosic hemodialysis membranes.

2005 Restructuring plan

In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, the Company's energy storage segment transferred certain assets from Europe and the United States to its facilities in Thailand and China. The capacity realignment plan included the closure of the Company's facility in Feistritz, Austria, the downsizing of its Norderstedt, Germany facility and the relocation of certain assets from these two plants to the Company's facilities in Prachinburi, Thailand. During 2006, the Company completed installation and started production with the assets relocated to Thailand. Additionally, finishing equipment from the Company's facility in Charlotte, North Carolina was relocated to its facility in Shanghai, China. The total cost of the realignment plan is expected to be approximately $8,831,000, of which $8,746,000 has been recognized through December 30, 2006, and the remaining expenses will be recognized in 2007. In addition to the benefit of realigning capacity with market growth, the Company expects to realize costs savings, with the full impact expected to be realized in 2007. The timing and scope of these restructuring measures are subject to change as the Company further evaluates its business needs and costs.

As part of this realignment plan, the Company announced on June 16, 2005 layoffs of 110 employees at its Feistritz, Austria, Norderstedt, Germany and Charlotte, North Carolina facilities. The total cost of the employee layoffs and ATZ early retirement program is expected to be approximately $5,511,000, of which $5,449,000 has been recognized through December 30, 2006. The remaining expenses will be recognized in 2007.

The Company recorded a non-cash impairment charge of $1,278,000 in the three months ended July 2, 2005 for property, plant and equipment located at the Feistritz, Austria facility that will not be relocated to Prachinburi, Thailand.

The Company estimates that other costs, including disassembly, moving, and legal expenses, will be approximately $2,042,000, of which $2,019,000 has been incurred. These remaining costs will be recognized as incurred during 2007 in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

2004 Restructuring plan

In an effort to manage costs and in response to the decision of a customer to outsource its dialyzer production, the Company implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs, the relocation of certain research and development operations conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted and other cost reductions.

On September 3, 2004, the Company announced a layoff of approximately 200 employees at its Wuppertal, Germany facility. The Company recorded a charge for severance and benefit costs related to the employee layoffs of $13,899,000 during the period ended January 1, 2005. In connection with a customer's outsourcing of its dialyzer production, the Company also recorded a charge for raw materials, a portion of which the Company was obligated to purchase under an existing purchase commitment, of $1,788,000 in cost of goods sold during the period ended January 1, 2005. Finally, the Company incurred expenses of approximately $2,732,000 in connection with the relocation of its research and development operations. All activities and charges relating to the 2004 Restructuring Plan have been completed as of December 30, 2006.

Restructuring activity during 2006 consists of:

(in thousands)	Balance at December 31, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 30, 2006

2006 Restructuring Plan:
Severance and benefit costs	$—	$11,403	$—	$(286)	$442	$11,559
Asset impairment	—	17,492	(17,492)	—	—	—
Other	—	5,637	—	(102)	149	5,684

	—	34,532	(17,492)	(388)	591	17,243
2005 Restructuring Plan:
Severance and benefit costs	1,506	557	—	(1,338)	151	876
Other	—	1,334	—	(1,334)	—	—

	1,506	1,891	—	(2,672)	151	876
2004 Restructuring Plan:
Severance and benefit costs	4,069	—	—	(3,140)	223	1,152
Raw materials	32	—	—	(33)	1	—
Other	265	604	—	(877)	8	—

	4,366	604	—	(4,050)	232	1,152

Total	$5,872	$37,027	$(17,492)	$(7,110)	$974	$19,271

Restructuring activity during 2005 consists of:

(in thousands)	Balance at January 1, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 31, 2005

2005 Restructuring Plan:
Severance and benefit costs	$—	$4,890	$—	$(3,178)	$(206)	$1,506
Asset disposals and impairments	—	1,278	(1,278)	—	—	—
Other	—	685	—	(685)	—	—

	—	6,853	(1,278)	(3,863)	(206)	1,506
2004 Restructuring Plan:
Severance and benefit costs	14,944	(112)	—	(9,679)	(1,084)	4,069
Raw materials	1,256	(176)	—	(911)	(137)	32
Other	—	2,128	—	(1,852)	(11)	265

	16,200	1,840	—	(12,442)	(1,232)	4,366

Total	$16,200	$8,693	$(1,278)	$(16,305)	$(1,438)	$5,872

The Company expects to make payments against the restructuring reserve of approximately $17,154,000 in 2007, with the remaining payments expected to be made in 2008 and 2009.

The current portion of the reserve for business restructuring costs is recorded in accrued liabilities and the non-current portion is recorded in other non-current liabilities.

13.    Redeemable preferred stock

 As discussed in Note 1, on May 13, 2004, a change in ownership occurred requiring the Company to redeem all outstanding shares of Preferred Stock. At the date of the Transactions, 14,000 shares of Class A Preferred Stock were outstanding and were redeemed for $14,000,000 (the stated liquidation value of $1,000 per share) plus cumulative dividends payable of $2,645,000.

Redeemable preferred stock activity during 2004 consisted of:

	Successor	Predecessor
(in thousands)	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Balance at beginning of period	$16,645	$16,221
Redemption of redeemable preferred stock	(16,645)	—
Dividends earned	—	424
Dividends paid	—	—

Balance at end of period	$—	$16,645

14.    Other comprehensive loss

 The components of accumulated other comprehensive loss were as follows:

(in thousands)	December 30, 2006	December 31, 2005

Foreign currency translation adjustment	$852	$(5,934)
Minimum pension liability	(4,901)	(3,453)

Accumulated other comprehensive loss	$(4,049)	$(9,387)

15.    Stock option plans

 The Company offers stock option plans to attract, retain, motivate and reward key officers, non-employee directors and employees. Stock options are issued at a price not less than the fair market value on the grant date.

On June 15, 2006, the Company adopted the Polypore International, Inc. 2006 Stock Option Plan ("2006 Plan") and reserved 17,614 shares for issuance under the 2006 Plan. Options granted under the 2006 Plan have 10-year terms and vest based on satisfaction of certain annual and cumulative performance criteria over the four fiscal year period following the adoption of the 2006 Plan. In addition, all or a portion of the options granted under the 2006 Plan will vest upon a change in control if equity investors receive predetermined rates of return on their investment. Additionally, the 2006 Plan also allows for the granting of options that vest over time.

In 2004, the Company adopted the Polypore International, Inc. 2004 Stock Option Plan ("2004 Plan"). Under the 2004 Plan, options granted have 10-year terms. As a condition to receiving stock option grants under the 2006 Plan, participants in the 2006 Plan agreed that all unvested stock options granted under the 2004 Plan would be forfeited. Additionally, the participants in the 2006 Plan agreed that all vested stock options granted under the 2004 Plan would be subject to the terms and conditions of the 2006 Plan and that the exercise price and expiration date of the previously vested options would remain unchanged.

On June 14, 2006, the Company recognized additional stock compensation expense of $47,000 for the repricing of 1,063 stock options issued under the 2004 Plan. The exercise price of the options, which were granted in 2005, was reduced from $850 and $875 per share to $772 per share.

A summary of the Company's stock option activity for its stock option plans and related information is as follows:

	Options	Weighted- average exercise price	Weighted average remaining contractual term (years)	Aggregate instrinsic value (in thousands)

Outstanding at December 31, 2005	8,741	$800	9.0	$814
Issued	13,219	772
Forfeited	(1,060)	725
Unvested options forfeited upon grant of options under the 2006 Plan	(5,566)	814

Outstanding at December 30, 2006	15,334	769	9.3	6,071

Vested and exercisable at December 30, 2006	2,983	767	8.9	1,187

Exercise prices for options outstanding at December 30, 2006 ranged from $725 to $772.

Under FAS 123(R), the Company is required to estimate the fair value of stock options on the date of the grant using an option-pricing model. The fair value of each stock option granted under the 2004 Plan or the 2006 Plan was estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions:

	Weighted average assumptions
	2006	2005	2004

Weighted-average expected life (years)	3.50	4.00	5.00
Risk-free interest rate	5.10%	3.86%	3.96%
Expected volatility	23.00%	20.00%	20.00%
Dividend yield	—	—	—

The potential expected life of the stock options range from the vesting period of the options (three and a half years to five years) to the contractual life of the options of ten years. During 2004 and 2005, because the Company had no history with the expected life of stock options, the Company used the low end of the range in our fair value calculations, as allowed under FAS 123. During 2006, the Company determined that the expected life of the options was 3.5 years based primarily on the structure of the option plan.

Our risk-free interest rate is based on the interest rate of U.S. Treasury bills with a term approximating the expected life of the option and is measured at the date of the stock option grant.

Since the Company's common stock is not publicly traded, the expected volatility was estimated based on the historical volatility of certain publicly-traded peer companies.

The Company does not anticipate paying dividends.

During the year ended December 30, 2006, the Company recorded $302,000 in stock compensation expense, including $47,000 related to the stock option repricing discussed above. Stock compensation expense recognized during the year ended December 31, 2005 under FAS 123 was $456,000. Stock compensation expense is recognized as a component of "Selling, general and administrative expenses" in the accompanying consolidated statements of operations. As of December 30, 2006, the Company had $1,787,000 of total unrecognized stock compensation expense, net of estimated forfeitures, related to unvested stock options. This compensation expense is expected to be recognized over a weighted average period of 3 years.

16.    Related party transactions

 The Company's German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company. The investments represent approximately 25% ownership in each of the firms and are accounted for by the equity method of accounting. The Company's equity investment account balance was $177,000 and $150,000 at December 30, 2006 and December 31, 2005, respectively. Charges from the affiliates for work performed were $961,000 in 2006, $1,407,000 in 2005, $474,000 for the period from May 2, 2004 through January 1, 2005 and $523,000 for the period from January 4, 2004 through May 1, 2004. The Company has amounts due to the affiliates of approximately $59,000 and $84,000 at December 30, 2006 and December 31, 2005, respectively.

The Company's corporate headquarters were housed in space leased by a former shareholder of the Company from an affiliate of the former shareholder. A portion of the lease payments and other expenses, primarily insurance and allocated other direct costs, were charged to the Company. Charges from the affiliate were $165,000 for the period from January 4, 2004 through May 1, 2004. Subsequent to the Transactions, the Company entered into a transition services agreement with the affiliate of the former shareholder that expired in April 2005. Charges from the former affiliate under the transition services agreement were $32,000 in 2005 and $477,000 for the period from May 2, 2004 through January 1, 2005.

17.    Segment information

 The Company's operations are principally managed on a products basis and are comprised of two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various medical and industrial applications.

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization. In addition, it evaluates business segment performance before business restructuring charges and the impact of non-recurring costs, such as the purchase accounting adjustments related to the write-off of in-process research and development costs and the impact of the revaluation of inventory. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Financial information relating to the reportable operating segments is presented below:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Net sales to external customers:
Energy storage	$342,972	$309,401	$213,411	$119,436
Separations media	136,705	123,103	97,678	59,837

Total net sales to external customers	$479,677	$432,504	$311,089	$179,273

Operating income:
Energy storage	$72,081	$62,914	$42,148	$35,146
Separations media	5,218	13,186	15,794	10,580
Corporate	(258)	(1,405)	(2,162)	—

Segment operating income	77,041	74,695	55,780	45,726
Business restructuring	37,027	8,693	15,687	—
In-process research and development	—	—	5,250	—
Inventory purchase accounting	—	—	19,007	—

Total operating income	40,014	66,002	15,836	45,726
Reconciling items:
Interest expense	92,287	81,988	42,098	6,048
Other	3,207	(4,418)	1,656	(840)
Change in accounting principle related to postemployment benefits	(2,593)	—	—	—

Income (loss) before income taxes	$(52,887)	$(11,568)	$(27,918)	$40,518

Depreciation and amortization:
Energy storage	$31,453	$31,694	$19,223	$7,208
Separations media	28,759	22,405	14,514	8,009

Total depreciation and amortization	$60,212	$54,099	$33,737	$15,217

Capital expenditures:
Energy storage	$15,070	$6,293	$6,255	$3,289
Separations media	8,903	6,724	3,627	2,208

Total capital expenditures	$23,973	$13,017	$9,882	$5,497

(in thousands)	December 30, 2006	December 31, 2005

Assets:
Energy storage	$840,523	$828,281
Separations media	502,203	499,156
Corporate assets	47,134	37,139

Total assets	$1,389,860	$1,364,576

Net sales by geographic location, based on the country from which the product is shipped, were as follows:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Net sales to unaffiliated customers:
United States	$181,486	$159,822	$125,134	$76,230
Germany	131,002	121,360	94,465	59,972
France	73,290	64,450	40,734	18,959
Other	93,899	86,872	50,756	24,112

Total	$479,677	$432,504	$311,089	$179,273

Property, plant and equipment by geographic location were as follows:

(in thousands)	December 30, 2006	December 31, 2005

United States	$107,050	$106,981
Germany	167,199	184,150
France	21,621	19,853
Other	67,656	59,887

Total	$363,526	$370,871

18.    Quarterly results of operations (unaudited)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal year ended December 30, 2006
Net sales	$115,293	$123,094	$116,384	$124,906
Gross profit	40,313	44,633	38,088	41,907
Loss before the cumulative effect of a change in accounting principle	(1,560)	(1,374)	(24,118)	(2,748)
Net loss	(1,329)	(1,374)	(24,118)	(2,748)
Loss per share before the cumulative effect of a change in accounting principle—basic and diluted	$(9.10)	$(8.01)	$(140.27)	$(16.18)
Net loss per common share—basic and diluted	$(7.75)	$(8.01)	$(140.27)	$(16.18)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal year ended December 31, 2005
Net sales	$112,498	$112,614	$105,764	$101,628
Gross profit	38,889	40,509	31,448	39,388
Net income (loss)	1,641	(1,915)	(2,308)	(360)
Net income (loss) per common share—basic and diluted	$9.57	$(11.17)	$(13.46)	$(2.10)

On January 1, 2006, the Company adopted EITF Issue No. 05-5 which increased net income in the first quarter of 2006 by $1,634,000.

During the third quarter of 2006, the Company recorded a restructuring charge of $36,008,000 related to the 2006 business restructuring plan. This adjustment resulted in a decrease in third quarter net income of $22,325,000. The Company continued to refine its estimate of restructuring costs during the fourth quarter of 2006, including completion of negotiations with the local Works Council in connection with employee layoffs. As a result of these activities, the restructuring reserve was reduced which increased fourth quarter income before income taxes and net income by $1,476,000 and $969,000, respectively.

The effective tax rate varies between quarters due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income, various changes in estimates of permanent differences and valuation allowances, and the relative size of the Company's consolidated income or loss before taxes.

19.    Subsequent event

 In February 2007, the Company paid $5,188,000 for a 60% share in a manufacturing facility in Tiajin, China that produces membrane separators for lead-acid batteries.

                      shares

Common stock

Prospectus

JPMorgan

                           , 2007

Until                           , 2007, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Polypore International, Inc. in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the NYSE listing fee.

SEC registration fee		$11,121.08	*
NASD filing fee		36,725.00
NYSE listing fee		**
Transfer agent and registrar fees		**
Accounting fees and expenses		**
Printing fees		**
Legal fees and expenses		**
Miscellaneous		**

TOTAL	$	**

*
The amount was offset by the $43,712 fee previously paid with respect to unsold securities that were previously registered pursuant to a registration statement on Form S-1 (No. 333-116236)

**
To be completed by amendment.

Item 14. Indemnification of directors and officers.

Delaware law and our certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of Polypore International, Inc. made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorney's fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of Polypore International, Inc. Reference is made to Section 145 of the Delaware General Corporation Law for a full statement of these indemnification rights.

Polypore, Inc. has entered into director and officer indemnification agreements with certain of our directors and officers. The indemnification agreements provide that Polypore, Inc. will indemnify, defend and hold harmless the indemnitees, to the fullest extent permitted or required by the laws of the State of Delaware, against any and all claims based upon, arising out of or resulting from (i) any actual, alleged or suspected act or failure to act by the indemnitee in his or her capacity as a director, officer, employee or agent of Polypore, Inc. or as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise, whether or not for profit, as to which the indemnitee is or was serving at the request of Polypore, Inc., (ii) any actual, alleged or suspected act or failure to act by the indemnitee in respect of any business, transaction, communication, filing, disclosure or other activity of Polypore, Inc. or any other entity or enterprise referred to in clause (i) above, or (iii) the indemnitee's status as a current or former director, officer, employee or agent of Polypore, Inc. or as a current or former director, officer, employee, member, manager, trustee or agent of Polypore, Inc. or any other entity or enterprise referred to in clause (i) above or any actual, alleged or suspected act or failure to act by the indemnitee in connection with any obligation or restriction imposed upon the indemnitee by reason of such status. The indemnification agreements provide that the indemnitee shall have the right to advancement by Polypore, Inc. prior to the final disposition of any indemnifiable claim of any and all actual and reasonable expenses relating to, arising out of or resulting from any indemnifiable claim paid or incurred by the indemnitee. For the duration of an indemnitee's service as a director and/or officer of Polypore, Inc. and for a reasonable period of time thereafter, which such period may be determined by Polypore, Inc. in its sole discretion, Polypore, Inc. is obligated to use commercially reasonable efforts (taking into account the scope and amount of coverage available relative to the cost thereof) to cause to be maintained in effect policies of directors' and officers' liability insurance providing coverage for directors and/or officers of Polypore, Inc. that is substantially comparable in scope and amount to that provided by Polypore, Inc.'s current policies of directors' and officers' liability insurance.

We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 15. Recent sales of unregistered securities.

None.

Item 16. Exhibits and financial statement schedules.

  (A)
  Exhibits.

See the Exhibit Index attached to this registration statement which is incorporated by reference herein.

  (B)
  Financial Statement Schedule.

See Financial Statement Schedule attached hereto.

Item 17. Undertakings.

  (a)
  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

  (b)
  The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (c)
  The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, North Carolina on this 14th day of March, 2007.

Polypore International, Inc.
By:	/s/ ROBERT B. TOTH Robert B. Toth President, Chief Executive Officer and Director

Power of attorney

Each person whose signature appears below authorizes Robert B. Toth and Lynn Amos, or any of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, in any and all capacities, this registrant's registration statement on Form S-1 relating to the common stock and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT B. TOTH Robert B. Toth	President, Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2007
/s/ LYNN AMOS Lynn Amos	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 14, 2007
/s/ MICHAEL GRAFF Michael Graff	Chairman of the Board of Directors	March 14, 2007
/s/ DAVID BARR David Barr	Director	March 14, 2007
/s/ W. NICHOLAS HOWLEY W. Nicholas Howley	Director	March 14, 2007
/s/ KEVIN KRUSE Kevin Kruse	Director	March 14, 2007

Exhibit index

Exhibit number	Exhibit Description
1.1	**Form of Underwriting Agreement
3.1	**Form of Amended and Restated Certificate of Incorporation of Polypore International, Inc.
3.2	**Form of Amended and Restated Bylaws of Polypore International, Inc.
4.1
Registration Rights Agreement, dated as of May 13, 2004, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P., PP Holding, LLC, Polypore International, Inc. and certain other persons a party thereto (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))
4.2	**Form of Stock Certificate
4.3
Indenture, dated as of May 13, 2004, by and among PP Acquisition Corporation (merged with and into Polypore, Inc.), theGuarantors (as defined therein) and The Bank of New York, as Trustee (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142)) (the "8 3/4% Indenture")
4.4	Form of 8 3/4% Senior Subordinated Dollar Notes Due 2012 (incorporated by reference to Exhibit C of the 8 3/4% Indenture)
4.5	Form of 8 3/4% Senior Subordinated Euro Notes Due 2012 (incorporated by reference to Exhibit D of the 8 3/4% Indenture)
4.6
Indenture, dated as of October 18, 2004, by and among Polypore International, Inc. and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142)) (the "10 1/2% Indenture")
4.7	Form of 10 1/2% Senior Discount Notes Due 2012 (incorporated by reference to Exhibit B of the 10 1/2% Indenture)
5.1	**Opinion of Willkie Farr & Gallagher LLP
10.1
Stock Purchase Agreement, dated as of January 30, 2004, by and among Polypore, Inc., PP Acquisition Corporation and the stockholders of Polypore, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))

10.2
Credit Agreement, dated as of May 13, 2004, by and among PP Holding Corporation, PP Acquisition Corporation, as Borrower, the Several Lenders (as defined therein) from time to time parties thereto, General Electric Capital Corporation, Lehman Commercial Paper Inc. and UBS Securities LLC, as Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))
10.3
First Amendment to Credit Agreement, dated as of May 13, 2004, by and among PP Holding Corporation, PP Acquisition Corporation, as Borrower, the Several Lenders (as defined therein) from time to time parties thereto, General Electric Capital Corporation, Lehman Commercial Paper Inc. and UBS Securities LLC, as Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))
10.4
Guarantee and Collateral Agreement, dated as of May 13, 2004, by and among PP Holding Corporation, PP Acquisition Corporation and the subsidiaries of PP Acquisition Corporation identified therein (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))
10.5
Tax Sharing Agreement, dated as of May 13, 2004, by and among Polypore International, Inc., PP Holding Corporation and Polypore, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))
10.6
Stockholders' Agreement, dated as of May 13, 2004, by and among Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P., PP Holding, LLC and Polypore International, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))
10.7
*Polypore International, Inc. 2004 Stock Option Plan (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Comission File No. 333-12412))
10.8
*Form of Director and Officer Indemnification Agreement entered into between Polypore, Inc. and certain employees of Polypore, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-4 filed on April 18, 2005 (Commission File No. 333-124142))

10.9
Second Amendment to Credit Agreement, dated as of June 15, 2005, by and among PP Holding Corporation, PP Acquisition Corporation, as Borrower, the Several Lenders (as defined therein) from time to time parties thereto, General Electric Capital Corporation, Lehman Commercial Paper Inc. and UBS Securities LLC, as Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 16, 2005)
10.10
*Employment Agreement, dated as of July 6, 2005, by and between Polypore International, Inc. and Robert B. Toth (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 15, 2005)
10.11
*Employment Agreement, dated as of August 15, 2005, by and between Polypore International, Inc. and Frank Nasisi (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 15, 2005)
10.12
Third Amendment to Credit Agreement, dated as of December 19, 2005, by and among PP Holding Corporation, PP Acquisition Corporation, as Borrower, the Several Lenders (as defined therein) from time to time parties thereto, General Electric Capital Corporation, Lehman Commercial Paper Inc. and UBS Securities LLC, as Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference to Exhibit 10.15 to the Company's Annual Report of Form 10-K filed on March 31, 2006)
10.13
*Employment Agreement, dated as of April 17, 2006, by and between Polypore, Inc. and Mitchell J. Pulwer (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 15, 2006)
10.14
*Employment Agreement, dated as of April 4, 2006, by and between Membrana GmbH, a subsidiary of Polypore, Inc. and Josef Sauer (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 15, 2006)
10.15
*Agreement and Release, dated as of April 17, 2006, by and between Celgard, LLC, an indirect subsidiary of Polypore International, Inc., and Bradley W. Reed (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 15, 2006)
10.16
*Contract, dated as of July 27, 2006, by and between Membrana GmbH and Stefan Geyler (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2006)
10.17	*Polypore International, Inc. 2006 Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 15, 2006)

10.18
Fourth Amendment, dated as of March 9, 2007, to the Credit Agreement, dated as of May 13, 2004, by and among PP Holding Corporation, Polypore, Inc. (f/k/a PP Acquisition Corporation), as Borrower, the Several Lenders (as defined therein) from time to time parties thereto, General Electric Capital Corporation, Lehman Commercial Paper Inc. and UBS Securities LLC, as Documentation Agents, Bear Stearns Corporate Lending Inc., as Syndication Agent, and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K filed on March 14, 2007)
10.19	*Form of Executive Severance Plan Policy (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed on March 14, 2007)
21.1	Subsidiaries of Polypore International, Inc.
23.1	Consent of Ernst & Young LLP (Independent Registered Public Accounting Firm)
23.2	**Consent of Willkie Farr & Gallagher LLP (included in opinion referred to in 5.1 above)
24.1	Power of Attorney (included on the signature pages to this Registration Statement)

*
Management contract or compensatory plan or arrangement.

**
To be filed by amendment.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Polypore International, Inc.

We have audited the consolidated financial statements of Polypore International, Inc. as of December 30, 2006 and December 31, 2005, and for the years ended December 30, 2006 and December 31, 2005, and for the period from May 2, 2004 to January 1, 2005 (Successor), and for the period January 4, 2004 to May 1, 2004 (Predecessor), and have issued our report thereon dated March 9, 2007 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Charlotte, North Carolina
March 9, 2007

S-1

Polypore International, Inc.
Financial statement schedule—Valuation and qualifying accounts

For the years ended December 30, 2006 and December 31, 2005, and the periods from
May 2, 2004 through January 1, 2005 (Successor) and January 4, 2004 through May 1, 2004 (Predecessor)

		Additions
(in thousands)	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts		Deductions		Balance at end of period
Year ended December 30, 2006:
Allowance for doubtful accounts	$6,815	$1,887	$530	(1)	$(622)	(2)	$8,610
Valuation allowance of deferred tax asset	4,037	2,163	—		—		6,200

	$10,852	$4,050	$530		$(622)		$14,810
Year ended December 31, 2005:
Allowance for doubtful accounts	$5,962	$1,873	$(624)	(1)	$(396)	(2)	$6,815
Valuation allowance of deferred tax asset	2,245	1,792	—		—		4,037

	$8,207	$3,665	$(624)		$(396)		$10,852
Period from May 2, 2004 through January 1, 2005:
Allowance for doubtful accounts	$6,672	$(959)	$633	(1)	$(384)	(2)	$5,962
Valuation allowance of deferred tax asset	2,258	334	—		(347)	(3)	2,245

	$8,930	$(625)	$633		$(731)		$8,207
Period from January 4, 2004 through May 1, 2004:
Allowance for doubtful accounts	$5,324	$1,628	$(280)	(1)	$—		$6,672
Valuation allowance of deferred tax asset	484	1,774	—		—		2,258

	$5,808	$3,402	$(280)		$—		$8,930

(1)
Foreign currency translation adjustment.

(2)
The amount represents charge-offs net of recoveries.

(3)
Utilization and expiration of foreign tax credits that were previously considered to be unrealizable and the utilization of foreign net operating losses.

S-2

QuickLinks

Table of contents
Prospectus summary
The offering
Summary consolidated financial information
Risk factors
Forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected historical consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Compensation discussion and analysis
Principal and selling stockholders
Description of indebtedness
Description of capital stock
Shares eligible for future sale
Certain relationships
Certain United States tax considerations for non-U.S. holders
Underwriting
Legal matters
Experts
Where you can find more information
Index to consolidated financial statements
Polypore International, Inc. Notes to consolidated financial statements
Part II Information not required in prospectus
Signatures
Power of attorney
Exhibit index
Report of Independent Registered Public Accounting Firm
Polypore International, Inc. Financial statement schedule—Valuation and qualifying accounts